As filed with the Securities and Exchange Commission on September 24, 2003
Registration Number 333-106120

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 8

TO
Form S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

RedEnvelope, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	5960	33-0844285
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

RedEnvelope, Inc.

201 Spear Street, 3rd Floor
San Francisco, California 94105
(415) 371-9100
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Alison L. May

President and Chief Executive Officer
RedEnvelope, Inc.
201 Spear Street, 3rd Floor
San Francisco, California 94105
(415) 371-9100
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Elias J. Blawie Keith A. Miller Peter D. Hadrovic Nicole M. Nemirofsky Venture Law Group A Professional Corporation 2775 Sand Hill Road Menlo Park, California 94025 (650) 854-4488	Bruce A. Mann Russell J. Wood Harrison S. Clay Morrison & Foerster LLP 425 Market Street San Francisco, California 94105 (415) 268-7000

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
Title of Each Class of	Amount to be	Offering Price Per	Aggregate	Amount of
Securities to be Registered	Registered(1)	Share(2)	Offering Price(2)	Registration Fee

Common Stock, $0.01 par value	2,530,000 shares	$16.00	$40,480,000	$3,317(3)

(1)	Includes 330,000 shares that the Underwriters have the option to purchase to cover over-allotments, if any.

(2)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) promulgated under the Securities Act of 1933, as amended.

(3)	This fee has been paid previously.

     RedEnvelope, Inc. hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until RedEnvelope, Inc. shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and it is not soliciting offers to buy these securities, in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED SEPTEMBER 24, 2003

RedEnvelope, Inc. 2,200,000 Shares of Common Stock

This is our initial offering of our shares to the public, and no public market currently exists for our shares. We expect that the public offering price will be between $12.00 and $16.00 per share. This price may not reflect the market price of our shares after our offering.

THE OFFERING	PER SHARE	TOTAL

Public Offering Price	$	$
Underwriting Discount	$	$
Proceeds to RedEnvelope	$	$

We have granted the underwriters the right to purchase up to 330,000 additional shares from us within 30 days after the date of this prospectus to cover any over-allotments. The underwriters expect to deliver shares of common stock to purchasers on , 2003.

Proposed Nasdaq National Market Symbol: REDE

OpenIPO®: The method of distribution being used by the underwriters in this offering differs somewhat from that traditionally employed in firm commitment underwritten public offerings. In particular, the public offering price and allocation of shares will be determined primarily by an auction process conducted by the underwriters and other securities dealers participating in this offering. A more detailed description of this process, known as an OpenIPO, is included in “Plan of Distribution” beginning on page 73.

This offering involves a high degree of risk. You should purchase shares only if you can afford a complete loss of your investment.
See “Risk Factors” beginning on page 6.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Pacific Crest Securities Inc.

The date of this prospectus is                     , 2003

RedEnvelope is a retailer of unique, upscale gifts for every occasion, every recipient, every lifestyle and every budget.

ANNIVERSARY ? BIRTHDAY? TUESDAY ?
WHETHER A GIFT IS A SMALL TOKEN OF GRATITUDE OR A GRAND GESTURE OF LOVE, WE CONSIDER ITS GIVING AND RECEIVING A CHERISHED OCCASION IN ITSELF.
We offer gifts across 15 different product categories. Many of our products are designed and sourced exclusively for RedEnvelope by manufacturers around the world.

PROSPECTUS SUMMARY
The Offering
Summary Financial Data
RISK FACTORS
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DILUTION
SELECTED FINANCIAL DATA
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
PRINCIPAL STOCKHOLDERS
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INDEX TO FINANCIAL STATEMENTS
SIGNATURES
EXHIBIT INDEX
Exhibit 23.1

      You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

Prospectus Summary	1
The Offering	3
Summary Financial Data	4
Risk Factors	6
Special Note Regarding Forward-Looking Statements	21
Use of Proceeds	22
Dividend Policy	22
Capitalization	23
Dilution	24
Selected Financial Data	25
Management’s Discussion and Analysis of Financial Condition and Results of Operations	27
Business	38
Management	48
Certain Relationships and Related Transactions	60
Principal Stockholders	64
Description of Capital Stock	68
Shares Eligible for Future Sale	71
Plan of Distribution	73
Legal Matters	79
Experts	79
Where You Can Find More Information	80
Index to Financial Statements	F-1

      RedEnvelope is a registered trademark of RedEnvelope, Inc. The RedEnvelope logo is also a registered trademark of RedEnvelope, Inc. Other service marks, trademarks and trade names referred to in this prospectus are property of their respective owners.

      OpenIPO is a registered service mark of WR Hambrecht+Co, LLC.

PROSPECTUS SUMMARY

      The following prospectus summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and our Financial Statements and Notes thereto appearing elsewhere in this prospectus. This summary does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully.

RedEnvelope, Inc.

      RedEnvelope is an online retailer of upscale gifts. RedEnvelope’s goal is to make gift giving — no matter what the occasion or circumstance — easy and fun. RedEnvelope offers an extensive collection of imaginative, original gifts for every occasion, recipient and budget. We strive to maintain the highest standards for customer service and gift delivery in an effort to provide our customers with the best possible gift giving experience and to encourage repeat business. We believe that no other online gift retailer offers the combination of ease of shopping, choice of unique, high-quality gifts and superior customer service that we provide through our website and catalog. A cornerstone of our business strategy has been to develop, cultivate and satisfy an attractive and growing customer base. We have developed an internal database of over 1.4 million customer names, with approximately 450,000 new customers added in the twelve months ended June 29, 2003.

      We offer a wide assortment of high-quality, thoughtful gifts, many of which are difficult to find elsewhere and are not easily replicated. Our merchants travel the world sourcing unique products and often commission artists and vendors to create exclusive gifts just for RedEnvelope shoppers. Our gift wrap is distinctive and closely associated with our brand. Gift-wrapped products are delivered to the recipient in a branded, high-quality red box with a hand-tied ivory ribbon. We offer a wide assortment of products in fourteen categories, ranging from new baby to jewelry to men’s accessories to home and garden. Our price points range from lower priced items in the $20 to $50 price range intended for broader consumer appeal to higher priced items with more targeted appeal. We believe that our merchandising strategy and product quality enhance our ability to achieve attractive margins on our products.

      Through our website, www.redenvelope.com, customers can search for gifts by occasion, recipient, lifestyle and price point. Our website generally features approximately 550 products, increasing to approximately 750 products during the holiday shopping season. In addition, through our website our customers can register for our gift reminder service, sign up to receive email promotions, view their order history, and request a catalog. In fiscal 2003, approximately 70% of customer orders were placed through our website with the remainder placed through telephone orders. We also publish our full-color catalog several times during the year. The catalog generally features approximately 135 products, increasing to approximately 250 products during the holiday shopping season, and also serves as the primary advertising vehicle for our Internet operations. During fiscal 2002 and 2003, we mailed approximately 15.1 million and 18.7 million catalogs, respectively, to over 8 million individuals in each period.

      We believe that substantial opportunities exist to grow our business, increase our revenues and achieve profitability by continuing to implement the following strategies:

•	Improve marketing efficiency — by focusing on the retention of existing customers and emphasizing various online marketing programs

•	Continue product innovation — by maintaining our mix of 50% new products each year

•	Seek to increase our scale to maximize cost efficiencies — by striving to increase revenues while managing fixed costs and improving fulfillment processes

•	Acquire new customers — by selective online marketing campaigns geared towards capitalizing on our brand recognition

      In addition, we intend to leverage the experience of our management team in executing these strategies. Alison May, our Chief Executive Officer, and Hilary Billings, our Brand Strategist, have both separately demonstrated expertise in helping grow retail brands and businesses, including Pottery Barn, W Hotels, Patagonia, Esprit and Gymboree.

      Any investment in our common stock involves a high degree of risk. You should consider carefully the risks and uncertainties related to our business and an investment in our common stock set forth in “Risk Factors,” beginning on page 6 of this prospectus.

      RedEnvelope, Inc. was incorporated in California in June 1997 under the name “Giftworks Online, Inc.” and changed its name to “911 Gifts, Inc.” in December 1997. We reincorporated in the State of Delaware under the name “911 Gifts, Inc.” in March 1999 and changed our name to “RedEnvelope, Inc.” in September 1999. We made an election to be treated as an S Corporation for federal and state tax purposes, which remained in effect through February 1999, the day prior to our reincorporation in the State of Delaware.

      Our principal executive offices are located at 201 Spear Street, 3rd Floor, San Francisco, California 94105, and our telephone number is (415)371-9100. Our website address is www.redenvelope.com. Information contained on our website and in our catalogs should not be considered a part of, nor incorporated into, this prospectus.

The Offering

Common stock offered	2,200,000 shares

Common stock to be outstanding after this offering	8,504,568 shares

Use of proceeds	To fund working capital, including the build up of inventory prior to the holiday season, to fund new capital equipment and information technology projects and for other general corporate purposes

Proposed Nasdaq National Market Symbol	REDE

      Except as otherwise noted, all information in this prospectus (1) gives effect to the conversion of all outstanding shares of preferred stock into 5,956,177 shares of common stock effective upon the closing of the offering, and (2) assumes no exercise of the underwriter’s over-allotment option. The number of shares of common stock to be outstanding after this offering is based on 6,304,568 common shares outstanding as of June 29, 2003 and gives effect to a 1 for 11.71 reverse stock split to be effected prior to completion of this offering. This number does not include the following:

•	1,008,395 shares of our common stock subject to outstanding options at a weighted average exercise price of $2.81

•	1,691,567 shares of our common stock available for future grant or issuance under our 1999 Stock Plan, as amended, our 2003 Directors’ Stock Option Plan and our 2003 Employee Stock Purchase Plan. The 1999 Stock Plan and the 2003 Employee Stock Purchase Plan contain provisions that automatically increase their share reserves each year, as more fully described in “Management — Benefit Plans”

•	78,665 shares of our common stock issuable upon exercise of outstanding warrants with a weighted average exercise price of $6.77

•	up to 330,000 shares that could be sold to the underwriters upon exercise of their option to purchase additional shares to cover over-allotments

      This offering will be made through the OpenIPO process, in which the allocation of shares and the public offering price are primarily based on an auction in which prospective purchasers are required to bid for the shares. This process is described under “Plan of Distribution.”

      The terms “RedEnvelope,” “we,” “us” and “our” as used in this prospectus refer to RedEnvelope, Inc.

Summary Financial Data

      The following table sets forth summary, as adjusted and other financial information of RedEnvelope. Unless otherwise noted, the following information does not give effect to the conversion of our outstanding preferred stock into common stock.

	Year ended			Three months ended

	April 1,	March 31,	March 30,	June 30,	June 29,
	2001	2002	2003	2002	2003

	(in thousands, except per share and per order data)
Statements of Operations Data:
Net revenues	$32,565	$55,778	$70,059	$15,287	$17,721
Cost of sales	19,800	31,446	36,577	8,187	9,050

Gross profit	12,765	24,332	33,482	7,100	8,671
Loss from operations	(26,749)	(13,532)	(7,165)	(2,177)	(1,058)
Net loss	$(26,449)	$(14,109)	$(7,711)	$(2,294)	$(1,217)
Net loss per common share — basic and diluted*	$(126.55)	$(53.04)	$(24.48)	$(7.88)	$(3.52)
Weighted average shares — basic and diluted*	209	266	315	291	346
Pro forma net loss per share(1)			$(1.25)		$(0.19)
Pro forma shares used in computing pro forma net loss per share(1)			6,178		6,303
Additional Operating Data:
Net revenues per order	$64.53	$68.62	$73.61	$68.55	$68.95
Gross profit per order	$25.29	$29.93	$35.18	$31.84	$33.74
Number of orders	505	813	952	223	257
Total number of customers in database	448	853	1,297	954	1,407

	As of June 29, 2003

			Pro Forma
			As
	Actual	Pro Forma(2)	Adjusted(3)

	(in thousands)
Balance Sheet Data:
Cash and equivalents	$4,748	$4,748	$32,472
Working capital	5,662	5,662	33,386
Total assets	18,792	18,792	46,516
Capital lease obligations	1,634	1,634	1,634
Total indebtedness	—	—	—
Mandatorily redeemable convertible preferred stock	82,556	—	—
Stockholders’ equity (deficit)	$(72,564)	$9,992	$37,716

*	As restated — see Note 1 to Financial Statements.

(1)	The pro forma net loss per share assumes conversion of all shares of our outstanding preferred stock into shares of common stock. The pro forma shares used in calculating the pro forma net loss per share assume the conversion of the following preferred shares outstanding:

	Year ended	Quarter ended
	March 30,	June 29,
	2003	2003

	(in thousands, except
	per share data)
Net loss	$(7,711)	$(1,217)

Weighted average common shares outstanding:	315	346
Plus weighted average preferred shares outstanding:
Series A (conversion rate of 1.0)	627	627
Series B (conversion rate of 1.0)	385	385
Series C (conversion rate of 1.5816)	877	877
Series D (conversion rate of 1.7983)	350	350
Series E (conversion rate of 1.2720)	1,900	1,900
Series F (conversion rate of .9886)	1,724	1,818

Total weighted average preferred shares outstanding (as converted)	5,863	5,957

Total weighted average shares outstanding used in computing pro forma net loss per share	6,178	6,303

Pro forma net loss per share	$(1.25)	$(0.19)

(2)	The pro forma balance sheet data gives effect to the conversion of all shares of our outstanding preferred stock into shares of common stock. The pro forma balance sheet data does not give effect to the offering proceeds — see the as adjusted column.

(3)	The pro forma as adjusted information above gives effect to our receipt of the estimated net proceeds from the sale of 2,200,000 shares of common stock in this offering by us at the assumed public offering price of $14.00 per share after deducting $1.85 million in estimated underwriting discounts and commissions and $1.23 million in estimated offering expenses.

RISK FACTORS

      Any investment in our common stock involves a high degree of risk. You should consider carefully the risks and uncertainties described below, and all information contained in this prospectus, before you decide whether to purchase our common stock. Additional risks and uncertainties not currently known to us or that we currently do not deem material may also become important factors that may harm our business. The trading price of our common stock could decline due to any of these risks and uncertainties, and you may lose part or all of your investment.

Risks Relating to RedEnvelope

Our limited operating history makes evaluation of our business difficult.

      We were originally incorporated in 1997 and began selling products in September 1997. As a result, we have limited historical financial data upon which to base planned operating expenses or forecast accurately our future operating results. Further, our limited operating history will make it difficult for investors and securities analysts to evaluate our business and prospects. You must consider our business and prospects in light of the risks and difficulties we may face as an early stage company with limited operating history. These risks and difficulties include challenges in accurate financial planning as a result of limited historical data and the uncertainties resulting from having had a relatively limited time period in which to implement and evaluate our business strategies as compared to older companies with longer operating histories. Our failure to address these risks and difficulties successfully would seriously harm our business.

We have a history of significant losses. If we do not achieve or sustain profitability, our financial condition and stock price could suffer.

      We have a history of losses and we may continue to incur losses for the foreseeable future. We incurred net losses of $26.4 million, $14.1 million, and $7.7 million for the fiscal years ended April 1, 2001, March 31, 2002, and March 30, 2003 and $1.2 million for the fiscal quarter ended June 29, 2003. As of June 29, 2003, our accumulated deficit was $74.7 million. We have not achieved profitability. If our revenues grow more slowly than we anticipate, or if our operating expenses exceed our expectations, we may not be able to achieve profitability in the near future or at all. Even if we do achieve profitability, we may not be able to sustain or increase profitability on an annual basis in the future. If we are unable to achieve profitability within a short period of time, or at all, or if we are unable to sustain profitability at satisfactory levels, our financial condition and stock price could be adversely affected.

Because we experience seasonal fluctuations in our net sales, our quarterly results will fluctuate and our annual performance will depend largely on results from one quarter.

      Our business is highly seasonal, reflecting the general pattern of peak sales for the retail industry during the holiday shopping season. Typically, a substantial portion of our net revenues occur during our third fiscal quarter ending around December 31. We generally experience lower net revenues during the first, second and fourth fiscal quarters and, as is typical in the retail industry, have incurred and may continue to incur losses in these quarters. The third fiscal quarter accounted for approximately 49% of net revenues in the fiscal year ended March 30, 2003. We cannot predict with certainty what percentage of our total net revenues for fiscal year 2004 will be represented by our third fiscal quarter revenues. In anticipation of increased sales activity during the third fiscal quarter, we incur significant additional expenses, including significantly higher inventory and staffing costs. If sales for the third fiscal quarter do not meet anticipated levels, then increased expenses may not be offset, which would adversely effect our financial condition. If we were to experience lower than expected sales during one of our third fiscal quarters, for whatever reason, it would have a disproportionately large impact on our annual operating results and financial condition for that fiscal year. If our net revenues during our third fiscal quarter were to fall below the expectations of securities analysts, our stock price could decline, perhaps significantly.

Our operating results are volatile and difficult to predict and may adversely affect our stock price.

      Our annual and quarterly operating results have fluctuated in the past and may fluctuate significantly in the future due to a variety of factors, many of which are outside of our control. Further, because our business is seasonal, our operating results may vary significantly from one quarter to the next as part of our normal business cycle. As a result, we believe that quarterly comparisons of our operating results are not necessarily meaningful and that you should not rely on the results of one quarter as an indication of our future performance. It is likely that in some future quarter our operating results may fall below the expectations of securities analysts and investors. In this event, the trading price of our common stock could decline significantly.

      Factors that could cause our operating results to fluctuate include the following:

•	the seasonality of our business

•	decreases in the number of visitors to our website or our inability to convert those visitors into customers

•	technical difficulties, including system or Internet failures

•	fluctuations in the demand for our products

•	the number of prior customers that make repeat purchases

•	overstocking or understocking of our merchandise

•	offering of new or enhanced services or products by our competitors

•	fluctuations in the level of our product returns

•	termination of existing marketing relationships or failure to develop successful new marketing relationships

•	fluctuations in shipping costs, particularly during the holiday season

•	fluctuations in advertising, marketing or catalog production and distribution costs

•	the amount and timing of operating costs and capital expenditures relating to expansion of our operations

•	changes in government regulations and taxation related to use of the Internet or otherwise applicable to our business

•	economic conditions generally or economic conditions specific to the Internet, online commerce, the retail industry, the mail order industry or the gift industry

•	changes in the mix of products that we sell

•	fluctuations in levels of inventory theft, damage or obsolescence

Our computer and communications hardware and software systems are vulnerable to damage and interruption, which could harm our business.

      Our ability to receive and fulfill orders successfully through our website is critical to our success and largely depends upon the efficient and uninterrupted operation of our computer and communications hardware and software systems. Our systems and operations are vulnerable to damage or interruption from power outages, computer and telecommunications failures, computer viruses, security breaches, catastrophic events, and errors in usage by our employees and customers. Further, our servers are located at the facilities of, and hosted by, a third-party service provider in Santa Clara, California. In the event that this service provider experiences any interruption in its operations or ceases operations for any reason or if we are unable to agree on satisfactory terms for a continued hosting relationship, we would be forced to enter into a relationship with another service provider or take over hosting responsibilities ourselves. We cannot assure you that, in the event it became necessary to switch hosting facilities, we would be successful in finding an alternative service provider on acceptable terms or in hosting the computer servers ourselves. Any significant interruption in the availability or functionality of our website, or our sales processing, fulfillment or communications systems for any reason, particularly an interruption during the holiday season, could seriously harm our business.

If we fail to offer a broad selection of innovative merchandise that consumers find attractive, our revenues could decline or fail to reach anticipated levels and our stock price could be harmed.

      In order to meet our strategic goals, we must successfully offer, on a continuous basis, a broad selection of appealing products. These products must satisfy the diverse tastes of our customers and potential customers for a variety of gift-giving occasions. To be successful, our product offerings must be affordable, well made, innovative and attractive to a wide range of consumers whose preferences may change regularly. We cannot predict with certainty that we will be successful in offering products that meet these requirements. If our products become less popular with consumers, our revenues may decline or fail to meet expected levels or we may decide to offer our products at lower prices. If consumers do not find our products attractive or if we are required to reduce our prices, our revenues and earnings may decline or fail to meet expected levels and our stock price could be affected adversely.

Failure to successfully manage or expand our fulfillment and distribution operation would have a material adverse effect on us.

      Our fulfillment and distribution operation is located in Lockbourne, Ohio, the facilities for which are leased from a third-party. Our agreement with the fulfillment services company that previously managed the fulfillment and distribution operations at the Lockbourne, Ohio facility expired in August 2003, at which point we assumed direct control of fulfillment and distribution operations. We have no prior experience managing fulfillment and distribution operations and we cannot assure you that we will be successful in this endeavor. If we are unable to successfully manage our fulfillment and distribution operations or if we experience any significant disruptions in connection with the transition from our prior service provider, our operations and financial condition could be seriously harmed. Any failure in managing our fulfillment and distribution operations would require us to find one or more parties to provide these services for us. If we are required to engage one or more service providers, we could incur higher fulfillment expenses than anticipated or incur additional costs for balancing merchandise inventories among multiple distribution facilities. Further, we may need to expand our distribution operations in the future to accommodate increases in customer orders. If we fail to successfully manage or expand our fulfillment and distribution operations it would have a material adverse effect on our business.

If we do not manage our inventory levels successfully, our operating results will be affected adversely.

      We must maintain sufficient inventory levels to operate our business successfully. Rapidly changing trends in consumer tastes for gift items expose us to significant inventory risks, particularly during our third fiscal quarter when inventory levels are highest due to the holiday shopping season. Consumer preferences can change between the time we order a product and the time it is available for sale. We base our product selection on our projections of consumer tastes and preferences in a future period, and we cannot guarantee that our projections of consumer tastes and preferences will be accurate. It is critical to our success that we accurately predict consumer tastes and stock our product offerings in appropriate quantities. In the event that one or more products do not achieve widespread consumer acceptance, we may be required to take significant inventory markdowns, which could reduce our net sales and gross margins. This risk may be greatest in the third fiscal quarter of each year, after we have significantly increased inventory levels for the holiday shopping season. In addition, to the extent that demand for our products increases over time, we may be forced to increase inventory levels. Any such increase would require the use of additional working capital and subject us to additional inventory risks. Further, our failure to stock sufficient quantities of popular products could cause our customers to become dissatisfied and look to our competitors for their gift items. If we fail to stock popular products in sufficient quantities or if we overstock products, our business, financial condition and operating results would be affected adversely.

Because we do not have long-term vendor contracts, we may not have continued access to popular products.

      More than half of our products are unique designs manufactured by third-party suppliers. We enter into exclusive supply agreements for these products to maintain a competitive advantage. However, since we do not have long-term arrangements with any vendor or distributor that would guarantee the availability of products from year to year, we do not have a predictable or guaranteed supply of these products in the future. If we are unable to provide our customers with continued access to popular, exclusive products, our operating results could be harmed.

Our facilities and systems are vulnerable to natural disasters or other catastrophic events.

      Our headquarters, customer service center and the majority of our infrastructure, including computer servers, are located in California, an area that is susceptible to earthquakes and other natural disasters. Our distribution facility, located in Lockbourne, Ohio, houses substantially all of our product inventory and is the location from which substantially all of our sales are shipped. A natural disaster or other catastrophic event, such as an earthquake, fire, flood, severe storm, break-in, terrorist attack or other comparable problems could cause interruptions or delays in our business and loss of data or render us unable to accept and fulfill customer orders in a timely manner, or at all. Further, California has in the recent past experienced power outages as a result of limited electrical power supplies. These outages may recur in the future and we cannot determine the effect, if any, that such outages would have on the operation of our business. In addition, as our inventory and distribution facility is located in an area that is susceptible to harsh weather, a major storm, heavy snowfall or other similar event could prevent us from delivering products in a timely manner. We have no formal disaster recovery plan and our business interruption insurance may not adequately compensate us for losses that may occur. In the event that an earthquake, natural disaster or other catastrophic event were to destroy any part of our facilities or interrupt our operations for any extended period of time, or if harsh weather conditions prevent us from delivering products in a timely manner, our business, financial condition and operating results would be seriously harmed.

We have grown quickly and if we fail to manage our growth, our business will suffer.

      We have rapidly and significantly expanded our operations, and anticipate that further significant expansion, including the possible acquisition of third-party assets, technologies or businesses, will be required to address potential growth in our customer base and market opportunities. This expansion has placed, and is expected to continue to place, a significant strain on our management, operational and financial resources. Some of our officers or senior management personnel have no prior senior management experience at public companies. Our new employees include key officers as well as a number of key managerial, technical and operations personnel who have not yet been fully integrated into our operations. Additionally, we need to properly implement and maintain our financial and managerial controls, reporting systems and procedures, including the increased internal controls and procedures required by the recently enacted Sarbanes Oxley Act of 2002. Moreover, if we are presented with appropriate opportunities, we may in the future make investments in, or possibly acquire, assets, technologies or businesses that we believe are complementary to ours. Any such investment or acquisition may further strain our financial and managerial controls and reporting systems and procedures. These difficulties could disrupt our business, distract our management and employees or increase our costs. If we are unable to manage growth effectively or successfully integrate any assets, technologies or businesses that we may acquire, our business, financial condition and results of operations would be affected adversely.

We experience intense competition in the rapidly-changing retail gift market.

      We operate in a highly competitive environment. We principally compete with a variety of department stores, Internet retailers, specialty retailers and other catalog merchandisers that offer products similar to or the same as our products. Increased competition is likely to result in price reductions, reduced gross margins and loss of market share, any of which could seriously harm our net revenues and results of operations. We expect competition to intensify in the future because current and new competitors can enter our market with little difficulty and can launch new websites at a relatively low cost. We currently or potentially compete with a variety of other companies, including:

•	other online retailers, such as Amazon.com

•	major department stores, such as Macy’s and Bloomingdale’s

•	physical and online stores and catalog retailers that sell popular gift items such as Pottery Barn, Brookstone, The Sharper Image, Tiffany’s, Harry & David, J Crew, and 1-800-Flowers

•	Internet portals and online service providers that feature shopping services, such as AOL, Yahoo! and Lycos

      Many of our traditional store-based, catalog-based and online competitors have longer operating histories, larger customer or user bases, greater brand recognition and significantly greater resources, particularly financial and marketing resources. Many of these competitors can devote substantially more resources to website development and catalog retailing than we can. In addition, large, well-established and well-financed entities may join with online competitors in the future. Our competitors may be able to secure products from vendors on more favorable terms, provide popular products to which we do not have access, fulfill customer orders more efficiently and adopt more aggressive pricing or inventory availability policies than we can.

      The U.S. retail industry, the specialty retail industry in particular, and the online commerce sector are highly competitive, dynamic in nature and have undergone significant changes over the past several years and will likely continue to undergo significant changes. Our ability to anticipate and respond successfully to these changes is critical to our long-term growth and we cannot assure you that we will anticipate and respond successfully to changes in the retail industry and online commerce sectors. If we are unable to maintain or increase our market share or compete effectively in the retail gift market, our business, financial condition and operating results would be adversely affected.

If we do not successfully expand our website and order processing systems or respond to rapid technological changes, we could lose customers and our net revenues could decline.

      If we fail to upgrade our website in a timely manner to accommodate higher volumes of traffic, our website performance could suffer and we may lose customers. In addition, if we fail to expand the computer systems that we use to process and ship customer orders and process customer payments, we may not be able to fulfill customer orders successfully. As a result, we could lose customers and our net revenues could be reduced. Further, to remain competitive, we must continue to enhance and improve the functionality and features of our online store. The Internet and the online commerce industry are subject to rapid technological change. If competitors introduce new features and website enhancements embodying new technologies, or if new industry standards and practices emerge, our existing website and systems may become obsolete or unattractive. Developing our website and other systems entails significant technical and business risks. We may use new technologies ineffectively or we may fail to adapt our website, our transaction processing systems and our computer network to meet customer requirements or emerging industry standards. If we are unsuccessful in upgrading our systems to accommodate higher traffic or developing or implementing new technologies that enable us to meet evolving industry standards and remain competitive, our operating results would be seriously harmed.

Delivery of our merchandise could be delayed or disrupted by factors beyond our control, and we could lose customers as a result.

      As timely gift delivery is essential to our customer’s satisfaction, any delay or disruption in order, fulfillment and shipping, particularly during the holiday shopping season, could cause us to lose customers and negatively affect our business. In addition, we rely upon third party carriers for timely delivery of our product shipments. As a result, we are subject to carrier disruptions and increased costs due to factors that are beyond our control, including employee strikes, inclement weather and increased fuel costs. Any failure to deliver products to our customers in a timely and accurate manner would damage our reputation and brand and could cause us to lose customers.

      We also depend on temporary employees to adequately staff our distribution facility during busy periods such as the holiday shopping season. We cannot assure you that we will continue to receive adequate assistance from our temporary employees, or that we will continue to have access to sufficient numbers of competent temporary employees on a cost-effective basis, particularly during the holiday shopping season, which season is critical to our business. If we are unable to adequately staff our distribution and fulfillment facility during the holiday shopping season, our operations and sales during such period could suffer, and our reputation could be harmed.

Increased merchandise returns and a failure to accurately predict merchandise returns could harm our business.

      As part of our customer service commitment, we maintain a merchandise return policy that allows recipients to return most merchandise items received from us if they are dissatisfied with those items. We make allowances for merchandise returns in our financial statements based on historical return rates. We cannot assure you that actual merchandise returns will not significantly exceed our allowances for returns. In addition, because our allowances are based on historical return rates, we cannot assure you that the introduction of new merchandise in our catalogs, the introduction of new catalogs, increased sales over the Internet, changes in our merchandise mix, changes in the habits of our gift item recipients, or other factors will not cause actual returns to exceed return allowances, perhaps significantly. Any increase in merchandise returns that exceed our allowances would affect our business adversely.

If we are unable to successfully manage the costs of our catalog operations or our catalogs fail to produce sales at satisfactory levels it could adversely affect our business.

      Our catalog has been an important tool for the acquisition and retention of customers. We believe that the success of our catalog as a cost-effective marketing tool depends on the following factors:

•	effective management of costs associated with the production and distribution of our catalog

•	achievement of adequate response rates to our mailings

•	displaying a mix of merchandise in our catalog that is attractive to our customers

•	cost-effective production of appealing catalogs

•	timely delivery of catalog mailings to our customers

      Catalog production and mailings entail substantial paper, printing, postage and human labor costs. Increases in the costs of producing and distributing the RedEnvelope catalog, including increases in postage rates or paper, photography, or printing costs, may reduce the margin on sales derived from our catalog. Effective June 30, 2002, the U.S. Postal Service increased its rates, which significantly increased the aggregate cost of mailing catalogs to our customers. The U.S. Postal Service is likely to increase its postage rates in the future and other delivery and overnight courier services that we utilize to deliver our products also will likely raise their rates in the future. As we incur nearly all of the costs associated with our catalogs prior to mailing, we are unable to adjust the costs being incurred in connection with a particular mailing to reflect the actual performance of the catalog. In addition, response rates to our mailings and, as a result, revenues generated by each mailing are affected by factors such as consumer preferences, economic conditions, the timing and mix of catalog mailings, the timely delivery by the postal system of our catalog mailings, and changes in our merchandise mix, several or all of which may be outside of our control. If we were to experience an increase in the costs associated with producing or distributing our catalogs or our catalogs fail to produce sales at satisfactory levels, our operating results would be adversely affected.

We are dependent on the success of our advertising and marketing efforts which are costly and may not achieve desired results.

      Our revenues depend on our ability to advertise and market our products effectively through the RedEnvelope catalog and our other advertising and marketing efforts. Increases in the cost of advertising and marketing, including paper and postage costs, costs and fees of third-party service providers and the costs of complying with applicable regulations, may limit our ability to advertise and market our business without reducing our profitability. If we decrease our advertising or marketing activities due to increased costs, restrictions enacted by regulatory agencies or for any other reason, our future operating results could be significantly harmed. We expect to increase spending on advertising and marketing in the future, and if our advertising and marketing efforts prove ineffective or do not produce a sufficient level of sales to cover their costs, it would harm our operating results.

Recent changes to our shipping rate policy could cause our revenues to decline.

      In August 2003, we changed our shipping rate policy from a graduated rate schedule, based on the cost of the item(s) purchased by a customer, to a consistent flat rate per shipment. This change will have the effect of lowering our average per-shipment shipping fee, thereby reducing our shipping revenues per order. While we believe that this change to our shipping rate policy will be conducive to an increase in our order volume, we cannot assure you that our order volume will be increased or that any increase in shipments will offset the reduction in shipping revenues resulting from our shipping rate policy change. If our aggregate shipping revenues decrease as a result of the change in our shipping rate policy without a commensurate rise in product revenue, our business, financial condition and results of operations could be harmed.

If we are unable to provide satisfactory customer service, we could lose customers.

      Our ability to provide satisfactory levels of customer service depends, to a large degree, on the efficient and uninterrupted operation of our call center. Any material disruption or slowdown in our order processing systems resulting from labor disputes, telephone or Internet failures, power or service outages, natural disasters or other events could make it difficult or impossible to provide adequate customer service and support. Further, we may be unable to attract and retain adequate numbers of competent customer service representatives, which is essential in creating a favorable interactive customer experience. Due to increased customer service needs during the holiday shopping season, we hire a relatively large number of temporary employees during our third fiscal quarter. As a result, we may have difficulty properly staffing our customer service operations during our peak sales season. Further, temporary employees may not have the same levels of training or professional responsibility as full-time employees and, as a result, may be more likely to provide unsatisfactory service to our customers and potential customers. If we are unable to continually provide adequate staffing for our customer service operations, our reputation could be seriously harmed. In addition, we cannot assure you that email and telephone call volumes will not exceed our present system capacities. If this occurs, we could experience delays in placing orders, responding to customer inquiries and addressing customer concerns. Also, our customer service facility currently accommodates customer service representatives at close to its capacity during our peak sales period, so we may be required to expand our customer service facility in the near future. We cannot assure you that we will be able to find additional suitable facilities on acceptable terms or at all, which could seriously hinder our ability to provide satisfactory levels of customer service. Because our success depends in large part on keeping our customers satisfied, any failure to provide high levels of customer service would likely impair our reputation and have an adverse effect on our business.

The loss of our senior management or other key personnel could harm our current and future operations and prospects.

      Our performance is substantially dependent on the continued services and on the performance of our senior management and other key personnel, particularly Alison L. May, our President and Chief Executive Officer, and Hilary Billings, our Brand Strategist. Our performance also depends on our ability to retain and motivate other officers and key employees. We do not have long-term employment agreements with any of our key personnel. The loss of the services of Ms. May, Ms. Billings, any of our executive officers or other key employees for any reason could harm our business, financial condition and operating result. Our future success also depends on our ability to identify, attract, hire, train, retain and motivate other highly-skilled technical, managerial, editorial, merchandising, marketing and customer service personnel. Competition for such personnel is intense, particularly in the San Francisco Bay Area, and we cannot assure you that we will be able to successfully attract, assimilate or retain sufficiently qualified personnel. Our failure to attract and retain the necessary technical, managerial, editorial, merchandising, marketing and customer service personnel would harm our business, financial condition and results of operations.

If the protection of our trademarks and proprietary rights is inadequate, our brand and reputation could be impaired and we could lose customers.

      We regard our copyrights, service marks, trademarks, trade dress, trade secrets and similar intellectual property as critical to our success. We rely on trademark and copyright law, trade secret protection and confidentiality agreements with our employees, consultants, partners, suppliers, and others to protect our proprietary rights. Nevertheless, the steps we take to protect our proprietary rights may be inadequate. Further, effective trademark, service mark, copyright and trade secret protection may not be available in every country in which we will sell our products and offer our services. Currently, we are involved in a trademark dispute with a company based in the United Kingdom regarding trademark rights in the United Kingdom and European Community. For more information on this dispute, see “Business — Legal Proceedings.” In addition, the relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights is unclear. Therefore, we may be unable to prevent third parties from acquiring domain names that are similar to, infringe upon or otherwise decrease the value of our trademarks and other proprietary rights. If we are unable to protect or preserve the value of our trademarks, copyrights, trade secrets or other proprietary rights for any reason, our business would be harmed.

      We also rely on technologies that we license from third parties. These licenses may not continue to be available to us on commercially reasonable terms, or at all, in the future. As a result, we may be required to develop or obtain substitute technology of lower quality or at greater cost, which could materially adversely affect our business, operating results and financial condition.

Intellectual property claims against us could be costly and could impair our business.

      Other parties may assert infringement or unfair competition claims against us. In the past, we have received notices from third parties alleging that our trademarks or product offerings infringe proprietary rights held by them. We have also received claims alleging that our Internet marketing program and website operations infringe patents held by third parties. We are currently a defendant in a lawsuit alleging infringement by us of patents held by a third party. For additional information on this lawsuit, see “Business — Legal Proceedings.” We may receive other similar notices from, or have lawsuits filed against us by, third parties in the future. We cannot predict whether third parties will assert claims of infringement against us, or whether any past, present or future claims will prevent us from offering popular products or operating our business as planned. If we are forced to defend against thirty-party infringement claims, whether they are with or without merit or are determined in our favor, we could face expensive and time-consuming litigation, which could distract technical and management personnel, or result in product shipment delays. If an infringement claim is determined against us, we may be required to pay monetary damages or ongoing royalties. Further, as a result of infringement claims either against us or against those who license technology to us, we may be required, or deem it advisable, to develop non-infringing intellectual property or enter into costly royalty or licensing agreements. Such royalty or licensing agreements, if required, may be unavailable on terms that are acceptable to us, or at all. If a third party successfully asserts an infringement claim against us and we are required to pay monetary damages or royalties or we are unable to develop suitable non-infringing alternatives or license the infringed or similar intellectual property on reasonable terms on a timely basis, it could significantly harm our business.

We face the risk of inventory shrinkage.

      We are subject to the risk of inventory loss and theft. Although we believe that the levels of inventory shrinkage that we have suffered in the past are within an acceptable range, we cannot assure you that incidences of inventory loss and theft will not increase in the future or that the security measures we have taken in the past will effectively address the problem of inventory theft. If we were to suffer higher rates of inventory shrinkage or incur increased security costs to combat inventory theft, our financial condition could be affected adversely.

Poor economic conditions may constrain discretionary consumer spending on retail products such as ours.

      Consumer spending patterns, particularly discretionary spending for products such as ours, are affected by, among other things, prevailing economic conditions, stock market volatility, wars, threats of war, acts of terrorism, wage rates, interest rates, inflation, taxation, and consumer confidence. General economic, political and market conditions, such as recessions, may adversely affect our business results and the market price of our common stock. The terrorist attacks of September 11, 2001 and the wars in Afghanistan and Iraq have had a negative effect on an already slowing economy and on consumer confidence. Our business and revenues have been, and could continue to be, negatively affected by poor economic conditions and any related decline in consumer demand for discretionary items such as our products. We face uncertainty in the degree to which poor performance in the retail industry, decreased consumer confidence and any economic slowdown will negatively affect demand for our products. We may not be able to accurately anticipate the magnitude of these effects on future quarterly results, which could seriously harm our financial condition. As we do not have large cash reserves, we may not be able to survive an extended recession or sluggish economy.

We may need additional financing and may not be able to raise additional financing on favorable terms or at all, which could increase our costs, limit our ability to grow and dilute the ownership interests of existing stockholders.

      We anticipate that we may need to raise additional capital in the future to facilitate long-term expansion, to respond to competitive pressures or to respond to unanticipated financial requirements. We cannot be certain that we will be able to obtain additional financing on commercially reasonable terms or at all. If we raise additional funds through the issuance of equity, equity-related or debt securities, such securities may have rights, preferences or privileges senior to those of the rights of our common stock and our stockholders will experience dilution of their ownership interests. Further, under the terms of our credit agreement with CapitalSource Finance LLC, we are subject to certain contractual limitations with respect to raising additional capital during the term of that agreement. A failure to obtain additional financing or an inability to obtain financing on acceptable terms could require us to incur indebtedness that has high rates of interest or substantial restrictive covenants, issue equity securities that will dilute the ownership interests of existing stockholders, or scale back, or fail to address opportunities for expansion or enhancement of, our operations. Since our inception, we have experienced negative cash flow from operations and expect to experience negative cash flow from operations for the foreseeable future. Although we believe that the net proceeds from the issuance of the common stock in this offering, together with current cash, cash equivalents and cash that may be generated from operations, will be sufficient to meet our anticipated cash needs for the next twelve months, there can be no assurance to that effect.

If we default on any secured loan, all or a portion of our assets could be subject to forfeiture.

      We are currently party to a credit agreement that is secured by substantially all of our tangible and intangible assets, and we may enter into secured credit or loan agreements in the future. If we default on our current or any future secured loan for any reason and are unable to cure the default pursuant to the terms of the relevant agreement, our lenders could take possession of any or all assets in which they hold a security interest, including intellectual property, and dispose of those assets to the extent necessary to pay off our debts, which could materially harm our business.

We may face product liability claims that are costly and create adverse publicity.

      If any of the products that we sell causes harm to any of our customers, we could be vulnerable to product liability lawsuits. If we are found liable under product liability claims, we could be required to pay substantial monetary damages. Further, even if we successfully defend ourselves against this type of claim, we could be forced to spend a substantial amount of money in litigation expenses, our management could be required to spend valuable time in the defense against these claims and our reputation could suffer, any of which could harm our business.

We may face difficulty expanding into international markets.

      We may expand our operations to sell our products internationally, but we have relatively little experience in purchasing, marketing and distributing products or services for international markets. It will be costly to establish international facilities and operations, promote our brand internationally, and develop localized websites, catalogs and other systems. Governments in other countries may regulate Internet or other online services in such areas as content, privacy, network security, encryption or distribution, which could significantly affect our ability to conduct business in those countries. If we are unsuccessful in our attempts to expand our operations into other countries, our operating results could be harmed.

We may incur significant costs or experience delays in product availability due to regulations applicable to the sale of food products, which may hurt our business.

      We currently offer select food items for sale to our customers. Applicable federal, state or local regulations may cause us to incur substantial compliance costs or delay the availability of those consumables. In addition, any inquiry or investigation from a food regulatory authority could have a negative impact on our reputation. The occurrence of any of these events could adversely affect our financial condition.

If we fail to comply with the laws regulating the sale of tobacco products it may have a negative impact on our reputation and make us vulnerable to liability claims.

      We are required to verify the age of purchasers of our tobacco products. If we fail to request or are unable to properly identify the age of our purchasers, we could face substantial penalties and legal liability for sales of tobacco products to underage persons. Any inquiry or investigation from a regulatory authority could have a negative impact on our reputation and any liability claims could subject us to fines, mandatory damages or require us to spend significant time and money in litigation.

Our charter documents, Delaware law and third-party contractual restrictions may make an acquisition of us more difficult, even if an acquisition would be beneficial to our stockholders.

      We are a Delaware corporation and the Delaware General Corporation Law contains certain provisions that may make a change in control of our company or the removal of incumbent directors more difficult. In addition, our Amended and Restated Certificate of Incorporation and Bylaws, which will be effective upon the closing of this offering, contain provisions that may have the same effect, including the elimination of the ability of stockholders to call special meetings or vote by written consent, the elimination of cumulative voting for directors, and procedures requiring advance notification for stockholder proposals. The elimination of cumulative voting substantially reduces the ability of minority stockholders to obtain representation on the Board of Directors and may make it more difficult for a potential acquirer to replace our Board of Directors. These provisions may have a negative impact on the price of our common stock, may discourage potential acquirers from making a bid for our company, or make an acquisition of us or a tender offer to our stockholders more difficult, even if such acquisition or tender offer would be beneficial to our stockholders, and may reduce any premiums paid to stockholders for their common stock.

      Additionally, under the terms of our credit agreement with CapitalSource Finance LLC, we are subject to covenants that could restrict or place limitations on our ability to be acquired by another company during the term of the credit agreement, even if such acquisition would be beneficial to our stockholders.

Risks Relating to the Internet Industry

Our success is tied in large part to the continued use of the Internet by a large number of consumers.

      Our future revenues and profits, if any, substantially depend upon the continued widespread use of the Internet as an effective medium of business and communication. Factors which could reduce the widespread use of the Internet include:

•	actual or perceived lack of privacy protection

•	actual or perceived lack of security of credit card information

•	possible disruptions or other damage to the Internet or telecommunications infrastructure

•	increased governmental regulation and taxation

•	decreased use of personal computers

      Any decrease or less than anticipated growth in Internet usage could significantly harm our business.

Customers may be unwilling to purchase goods on the Internet.

      Approximately 70% of our products currently are purchased through our website. Our long-term prospects therefore depend upon the general public’s increasing willingness to use the Internet as a means to purchase goods. The failure of the Internet to continue to develop into an effective and reliable tool for consumer purchases would seriously damage our future operations. Online commerce is a relatively new concept, and online purchases may decline or fail to increase as projected. The future of online commerce is highly uncertain, many online commerce companies have ceased operations in recent years and most existing online commerce companies have a relatively short operating history. If consumers are unwilling to use the Internet to purchase retail products, our business will be harmed.

The security risks of online commerce, including credit card fraud, may discourage customers from purchasing goods from us.

      In order for the online commerce market to develop successfully, we and other market participants must be able to transmit confidential information, including credit card information, securely over public networks. Third parties may have the technology or know-how to breach the security of customer transaction data. Any breach could cause consumers to lose confidence in the security of our website and choose not to purchase from us. Although we take the security of our systems very seriously, we cannot guarantee that our security measures will effectively prohibit others from obtaining improper access to our information. If a person is able to circumvent our security measures, he or she could destroy or steal valuable information or disrupt our operations. Any security breach could expose us to risks of data loss, litigation and liability and could seriously disrupt our operations and harm our reputation.

      We do not carry insurance against the risk of credit card fraud, so the failure to prevent fraudulent credit card transactions could reduce our net revenues and gross margin. In addition, we may in the future suffer losses as a result of orders placed with fraudulent credit card data even though the associated financial institution approved payment of the orders. Under current credit card practices, we may be liable for fraudulent credit card transactions because we do not obtain a cardholder’s signature. If we are unable to detect or control credit card fraud, our liability for these transactions could harm our business, operating results or financial condition.

If one or more states successfully assert that we should collect sales or other taxes on the sale of merchandise purchased from our website, our business could be harmed.

      We do not currently collect sales or other similar taxes for physical shipments of goods into states other than California and Ohio. In the future, one or more local, state or foreign jurisdictions may seek to impose sales tax collection obligations on us. If sales tax obligations are successfully imposed upon us by a state or other jurisdiction, we may suffer decreased sales into such state or jurisdiction as the effective cost of purchasing goods from us increases for those residing in such states or jurisdictions. We may also be subject to value added and other taxes if we sell merchandise to customers located in the European Union and we may incur significant financial and organizational burdens in order to set up the infrastructure required to comply with applicable tax regulations. If additional states or any other jurisdictions successfully assert that we should collect sales or other taxes on the sale of our merchandise into these jurisdictions our business could be affected adversely.

Existing or future government regulation could harm our business.

      We are subject to the same federal, state and local laws as other companies conducting business on the Internet, including consumer protection laws, user privacy laws and regulations prohibiting unfair and deceptive trade practices. In particular, under federal and state financial privacy laws and regulations, we must provide notice to our customers of our policies on sharing non-public information with third parties, must provide advance notice of any changes to our privacy policies and, with limited exceptions, must give consumers the right to prevent sharing of their non-public personal information with unaffiliated third parties. Further, the growth of online commerce could result in more stringent consumer protection laws that impose additional compliance burdens on us. Today there are an increasing number of laws specifically directed at the conduct of business on the Internet. Moreover, due to the increasing use of the Internet, many additional laws and regulations relating to the Internet are being debated at the state and federal levels. These laws and regulations could cover issues such as freedom of expression, pricing, user privacy, fraud, quality of products and services, taxation, advertising, intellectual property rights and information security. Applicability of existing laws to the Internet relating to issues such as property ownership, copyrights and other intellectual property issues, taxation, libel, obscenity and personal privacy could also harm our business. For example, United States and international laws regulate our ability to use customer information and to develop, buy and sell mailing lists. The vast majority of these laws were adopted prior to the advent of the Internet, and do not contemplate or address the unique issues raised by the Internet. Those laws that do reference the Internet, such as the Digital Millennium Copyright Act, are only beginning to be interpreted by the courts and their applicability and reach are therefore uncertain. The restrictions imposed by, and costs of complying with, current and possible future laws and regulations related to our business could harm our business, operating results and financial condition.

      Tax authorities in a number of states, as well as a Congressional advisory commission, are currently reviewing the appropriate tax treatment of companies engaged in online commerce, and new state tax regulations may subject us to additional state sales and income taxes, which could have an adverse effect on our cash flows and results of operations. Further, there is a possibility that we may be subject to significant fines or other payments for any past failures to comply with these requirements.

      The State of California recently enacted a law that requires any company that does business in California and possesses computerized data, in unencrypted form, containing certain personal information about California residents to provide prompt notice to such residents if that personal information was, or is reasonably believed to have been, obtained by an unauthorized person such as a computer hacker. The law defines personal information as an individual’s name together with one or more of that individual’s social security number, driver’s license number, California identification card number, credit card number, debit card number, or bank account information, including any necessary passwords or access codes. As our customers, including California residents, generally provide information to us that is covered by this definition of personal information in connection with their purchases via our website, our business will be affected by this new law. As a result, we will need to ensure that all computerized data containing the previously-described personal information is sufficiently encrypted or that we have implemented appropriate measures to detect unauthorized access to our data and to notify our California customers of any such access to the extent it involves their personal information. Such measures will likely increase the costs of doing business and, if we fail to detect and provide prompt notice of unauthorized access as required by the new law, we could be subject to potential claims for damages and other remedies available to California residents whose information was improperly accessed or, under certain circumstances, the State of California could seek to enjoin our business operations until appropriate corrective actions have been taken. While we intend to comply fully with this new law, we cannot assure you that we will be successful in avoiding all potential liability or disruption of business resulting from this law. If we were required to pay any significant amount of money in satisfaction of claims under this new law, or any similar law enacted by another jurisdiction, or if we were forced to cease our business operations for any length of time as a result of our inability to comply fully with any such law, our business, operating results and financial condition could be adversely affected. Further, complying with the applicable notice requirements in the event of a security breach could result in significant costs.

      In addition, because our website is accessible over the Internet in multiple states and other countries, we may be subject to their laws and regulations or may be required to qualify to do business in those locations. We are qualified to do business only in California and Ohio at present. Our failure to qualify in a state or country where we are required to do so could subject us to taxes and penalties and we could be subject to legal actions and liability in those jurisdictions. The restrictions or penalties imposed by, and costs of complying with, these laws and regulations could harm our business, operating results and financial condition. Our ability to enforce contracts and other obligations in states and countries in which we are not qualified to do business could be hampered, which could have a material adverse effect on our business.

Laws or regulations relating to privacy and data protection may adversely affect the growth of our Internet business or our marketing efforts.

      We are subject to increasing regulation relating to privacy and the use of personal user information. For example, we are subject to various telemarketing laws that regulate the manner in which we may solicit future suppliers and customers. Such regulations, along with increased governmental or private enforcement, may increase the cost of growing our business. In addition, several states have proposed legislation that would limit the uses of personal user information gathered online or require online services to establish privacy policies. The Federal Trade Commission has adopted regulations regarding the collection and use of personal identifying information obtained from children under 13 years of age. Bills proposed in Congress would extend online privacy protections to adults. Moreover, proposed legislation in the United States and existing laws in other countries require companies to establish procedures to notify users of privacy and security policies, obtain consent from users for collection and use of personal information, and/or provide users with the ability to access, correct and delete personal information stored by companies. These data protection regulations and enforcement efforts may restrict our ability to collect demographic and personal information from users, which could be costly or harm our marketing efforts. Further, any violation of privacy or data protection laws and regulations may subject us to fines, penalties and damages and may otherwise have a material adverse effect on our business, results of operations and financial condition.

We may be subject to liability for the Internet content that we publish.

      As a publisher of catalogs and online content, we face potential liability for defamation, negligence, intellectual property infringement, or other claims based on the information and other content contained in our catalogs and website. In the past, parties have brought these types of claims and sometimes successfully litigated them against online services. If we incur liability for our catalog or online content, our financial condition could be affected adversely and our reputation could suffer.

Risks Relating to the Securities Markets and Ownership of Our Common Stock

Our stock price may be volatile and you may lose all or a part of your investment.

      There is currently no public market for our common stock. The market price of our common stock may be subject to significant fluctuations after our initial public offering. It is possible that in some future periods our results of operations may be below the expectations of securities analysts and investors. If this occurs, our stock price may decline. Factors that could affect our stock price include the following:

•	changes in securities analysts’ recommendations or estimates of our financial performance

•	publication of research reports by analysts

•	changes in market valuations of similar companies

•	announcements by us or our competitors of significant contracts, acquisitions, commercial relationships, joint ventures or capital commitments

•	actual or anticipated fluctuations in our operating results

•	litigation developments

•	general market conditions or other economic factors unrelated to our performance

      In addition, the stock markets have experienced significant price and trading volume fluctuations, and the market prices of retail companies generally and online commerce companies in particular have been extremely volatile and have recently experienced sharp share price and trading volume changes. These broad market fluctuations may adversely affect the trading price of our common stock. In the past, following periods of volatility in the market price of a public company’s securities, securities class action litigation has often been instituted against that company. Such litigation could result in substantial costs to us and a likely diversion of our management’s attention which could adversely affect our business. We cannot assure that you will receive a positive return on your investment when you sell your shares or that you will not lose the entire amount of your investment.

We do not intend to pay dividends on our common stock.

      We have never declared or paid any cash dividends on our common stock and do not intend to pay dividends on our common stock for the foreseeable future. We intend to invest our future earnings, if any, to fund our growth. In addition, under the terms of our credit agreement with CapitalSource Finance LLC, our ability to pay dividends on our common stock is contractually prohibited during the term of that agreement. Therefore, you likely will not receive any dividends from us on our common stock for the foreseeable future.

Risks Relating to this Offering of Our Securities

Our management has broad discretion as to the use of the net proceeds from this offering.

      Our management has broad discretion as to the use of the net proceeds that we will receive from this offering. We cannot assure you that management will apply these funds effectively, nor can we assure you that the net proceeds from this offering will be invested in a manner yielding a favorable return.

New investors in our common stock will experience immediate and substantial dilution of approximately $9.56 per share.

      The public offering price is substantially higher than the book value per share of our common stock. Investors purchasing common stock in this offering will, therefore, incur immediate dilution of $9.56 in net tangible book value per share of common stock. This dilution figure deducts the estimated $3.08 million in underwriting discounts and commissions and estimated offering expenses payable from the public offering proceeds. Investors will incur additional dilution upon the exercise of outstanding stock options and warrants.

Securities analysts may not initiate coverage of our common stock or may issue negative reports, and this may have a negative impact on our common stock’s market price.

      There is no guarantee that securities analysts will cover our common stock after the completion of this offering. If securities analysts do not cover our common stock after the completion of this offering, the lack of research coverage may adversely affect our common stock’s market price. The trading market for our common stock will rely in part on the research and reports that industry or financial analysts publish about us or our business. If one or more of the analysts who cover us downgrades our stock, our stock price would likely decline rapidly. If one or more of these analysts ceases coverage of our company, we could lose visibility in the market, which in turn could cause our stock price to decline. In addition, recently-adopted rules mandated by the Sarbanes-Oxley Act of 2002, and a global settlement reached between the SEC, other regulatory analysts and a number of investment banks in April 2003 will lead to a number of fundamental changes in how analysts are reviewed and compensated. In particular, many investment banking firms will now be required to contract with independent financial analysts for their stock research. It may be difficult for companies with smaller market capitalizations, such as our company, to attract independent financial analysts that will cover our common stock, which could have a negative effect on our market price.

Our directors, executive officers and significant stockholders will continue to hold a substantial portion of our stock after this offering, which may lead to conflicts with other stockholders over corporate transactions and other corporate matters.

      Following the completion of this offering, our directors, executive officers and current beneficial holders of 5% or more of our outstanding common stock will beneficially own approximately 58% of our outstanding common stock, including warrants and stock options exercisable within 60 days after June 29, 2003. These stockholders, acting together, will be able to influence significantly all matters requiring stockholder approval, including the election of directors and significant corporate transactions such as mergers or other business combinations. This control may delay, deter or prevent a third party from acquiring or merging with us, which could adversely affect the market price of our common stock.

There may be sales of substantial amounts of our common stock after this offering, which could cause our stock price to fall.

      Our current stockholders hold a substantial number of shares, which they will be able to sell in the public market in the near future. Upon the closing of this offering, 8,504,568 shares of common stock will be outstanding, assuming no exercise of the underwriters’ over-allotment option and excluding exercises of options or warrants subsequent to June 29, 2003. All of the shares sold in this offering will be freely tradable, except for shares purchased by holders subject to lock-up agreements or by any of our existing “affiliates,” as that term is defined in Rule 144 promulgated under the Securities Act, which generally includes officers, directors and 10% or greater stockholders. A significant portion of the shares of our common stock outstanding after this offering will continue to be restricted as a result of securities laws, market stand-off agreements with us or lock-up agreements with WR Hambrecht+Co. The market stand-off and lock-up agreements restrict holders’ ability to transfer their stock for 180 days after the effective date of the registration statement of which this prospectus forms a part. Of the outstanding shares, 2,200,000 will be available for sale in the public market on the date of this offering, an additional 6,300,963 will be available for sale in the public market 180 days after the date that the registration statement of which this prospectus forms a part is declared effective and the remaining 3,605 shares will be available for sale in the public market in March 2004, in each case subject to the requirements of Rule 144. WR Hambrecht+Co may, however, waive the lock-up period at any time for any stockholder. Sales of a substantial number of shares of our common stock within a short period of time after this offering, or after the expiration of applicable lock-up periods, could cause our stock price to fall. In addition, the sale of these shares could impair our ability to raise capital through the sale of additional stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

      This prospectus contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to future events or our future financial performance. These statements include, but are not limited to, statements concerning:

•	the anticipated benefits and risks associated with our business strategy

•	our future operating results and the future value of our common stock

•	the anticipated size or trends of the markets in which we compete and the anticipated competition in those markets

•	our ability to attract customers in a cost-efficient manner

•	potential government regulation

•	our future capital requirements and our ability to satisfy our capital needs

•	the anticipated use of the proceeds realized from this offering

•	the potential for additional issuances of our securities

•	the possibility of future acquisitions of businesses or assets

•	possible expansion into international markets

      Furthermore, in some cases, you can identify forward-looking statements by terminology such as may, could, should, expect, plan, intend, anticipate, believe, estimate, predict, potential or continue, the negative of such terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the risks outlined in the Risk Factors section above. These factors may cause our actual results to differ materially from any forward-looking statement.

      Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

USE OF PROCEEDS

      We estimate that the net proceeds from the sale of our 2,200,000 shares of common stock in this offering will be approximately $27.7 million, based on the assumed public offering price of $14.00 per share after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, or $32.1 million if the underwriters’ over-allotment option is exercised in full. We currently intend to use the net proceeds of this offering as follows:

•	approximately $6 million to fund working capital, including the build up of inventory prior to the holiday season

•	approximately $5 million to fund new capital equipment and information technology projects

•	the remainder of the net proceeds will be used for other general corporate purposes

      The amounts we actually expend for working capital and other general corporate purposes will vary significantly depending on a number of factors, including future revenue growth, if any, and the amount of cash that we generate from operations. As a result, we will retain broad discretion over the allocation of the net proceeds of this offering. Pending the uses listed above, we intend to invest the net proceeds of this offering in short-term, interest-bearing, investment-grade securities. We cannot predict whether the proceeds will yield a favorable return.

DIVIDEND POLICY

      We have never declared or paid any cash dividends on shares of our common stock. We currently intend to retain our earnings for future growth and do not anticipate paying any cash dividends in the foreseeable future. In addition, under the terms of our credit agreement with CapitalSource Finance LLC, our ability to pay dividends is contractually prohibited during the term of that agreement. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our results of operations, financial conditions, contractual and legal restrictions and other factors the board of directors deems relevant.

CAPITALIZATION

      The following table sets forth our capitalization at June 29, 2003, (i) on an actual basis, (ii) on a pro forma basis after giving effect to the conversion of all shares of outstanding preferred stock into shares of common stock which will be effected upon the closing of this offering, and (iii) on a pro forma as-adjusted basis to reflect the receipt of the estimated net proceeds from the sale of 2,200,000 shares of common stock offered by us at the public offering price of $14.00 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. The following information gives effect to a 1 for 11.71 reverse stock split to be effected prior to the completion of this offering.

      You should read the information below in conjunction with the Financial Statements and the related notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	As of June 29, 2003

			Pro Forma
	Actual	Pro Forma	As Adjusted

	(in thousands, except per share data)
Cash and cash equivalents	$4,748	$4,748	$32,472
Total indebtedness	—	—	—
Mandatorily redeemable convertible preferred stock	82,556	—	—
Stockholders’ deficit:
Series A preferred stock, $0.01 par value; 657 shares authorized; 627 shares outstanding (liquidation value of $1 million)	953	—	—
Common stock, $0.01 par value; authorized 9,394 shares; issued and outstanding, 349 (actual), 6,305 (pro forma) and 8,505 shares (pro forma as adjusted)	4	66	88
Additional paid in capital	2,030	85,477	113,179
Deferred compensation	(766)	(766)	(766)
Notes receivable from stockholders	(44)	(44)	(44)
Accumulated deficit	(74,741)	(74,741)	(74,741)

Total stockholders’ equity (deficit)	(72,564)	9,992	37,716

Total capitalization	$9,992	$9,992	$37,716

DILUTION

      Our net tangible book value (after giving consideration to the conversion of all preferred shares into common shares) at June 29, 2003, was approximately $10.0 million, or $1.58 per share. Net tangible book value per share is equal to our total assets less our total liabilities, divided by the total number of shares of our common stock outstanding (after giving consideration to the conversion of all preferred shares into common shares).

      After giving effect to the sale of 2,200,000 shares of our common stock in this offering at the assumed public offering price of $14.00 per share, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value at June 29, 2003, would have been approximately $4.44 per share. This represents an immediate increase in net tangible book value of $2.85 per share to existing stockholders and an immediate dilution of approximately $9.56 per share to new investors purchasing shares of our common stock in this offering.

      The following table illustrates the per share dilution to the new investors:

Assumed public offering price per share		$14.00
Pro forma net tangible book value per share as of June 29, 2003	$1.58
Increase in net tangible book value per share attributable to this offering	2.85

Pro forma as adjusted net tangible book value per share after offering		4.44

Dilution per share to new investors in this offering		$9.56

      If the underwriters exercise their over-allotment option in full, there will be an increase in pro forma as adjusted net tangible book value to $3.22 per share to existing stockholders and an immediate dilution in as adjusted net tangible book value of $9.20 to new investors.

      The following table summarizes, on a pro forma as adjusted basis as of June 29, 2003, the total number of stockholders and new investors with respect to the number of shares of common stock purchased from us, the total consideration paid and the average price per share paid by the existing stockholders and by the new investors in this offering before deducting the underwriting commissions and discounts and estimated offering expenses payable by us:

	Shares Purchased		Total Consideration		Average
					Price Per
	Number	Percent	Amount	Percent	Share

Existing stockholders	6,305,000	74%	$84,905,000	73%	$13.47
New investors	2,200,000	26	30,800,000	27	14.00

Total	8,505,000	100%	$115,705,000	100%

      If the underwriters exercise their over-allotment option in full, our existing stockholders would own 71% and our new investors would own 29% of the total number of shares of our common stock outstanding after this offering.

      The assumed public offering price represents the middle of the filing range on September 24, 2003.

      Assuming the exercise in full of all options and warrants outstanding as of June 29, 2003, the average price per share paid by our existing stockholders would decrease $1.52 per share to $11.95 per share.

SELECTED FINANCIAL DATA

      The table below shows selected financial data for our last five fiscal years and the three months ended June 30, 2002 and June 29, 2003. The statements of operations data for each of the three fiscal years in the period ended March 30, 2003 and the balance sheet data at March 31, 2002 and March 30, 2003 are derived from our audited financial statements included elsewhere in this prospectus. The statements of operation data for the fiscal years ended March 28, 1999 and April 2, 2000 and the balance sheet data at March 28, 1999, April 2, 2000 and April 1, 2001 are derived from our audited financial statements not included in this prospectus. Our fiscal year is based on a 52 or 53 week year and ends on the Sunday closest to the last day in March. Unless otherwise indicated, the following information does not give effect to the conversion of our outstanding preferred stock into common stock.

      The statements of operations data for the three month periods ended June 30, 2002 and June 29, 2003 and the balance sheet data at June 29, 2003 are derived from our unaudited financial statements included elsewhere in this prospectus. Such unaudited interim financial statements have been prepared on the same basis as the audited financial statements and reflect all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of the financial information, in accordance with generally accepted accounting principles.

      The following selected financial data should be read in conjunction with our financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	Year ended					Three months ended

	March 28,	April 2,	April 1,	March 31,	March 30,	June 30,	June 29,
	1999	2000	2001	2002	2003	2002	2003

	(in thousands, except per share data)
Statements of Operations Data:
Net revenues	$1,764	$8,035	$32,565	$55,778	$70,059	$15,287	$17,721
Cost of sales	1,257	5,899	19,800	31,446	36,577	8,187	9,050

Gross profit	507	2,136	12,765	24,332	33,482	7,100	8,671
Operating expenses:
Fulfillment	48	1,774	6,160	9,030	10,769	2,401	2,713
Marketing	795	18,077	21,613	13,411	15,280	3,530	3,747
General and administrative	1,231	5,832	11,741	15,423	14,598	3,346	3,269

Total operating expenses	2,074	25,683	39,514	37,864	40,647	9,277	9,729

Loss from operations	(1,567)	(23,547)	(26,749)	(13,532)	(7,165)	(2,177)	(1,058)
Interest income	—	510	1,424	459	160	59	10
Interest expense	(1)	(201)	(1,124)	(1,036)	(706)	(176)	(169)

Net loss	$(1,568)	$(23,238)	$(26,449)	$(14,109)	$(7,711)	$(2,294)	$(1,217)

Deemed preferred stock dividend	—	(1,032)	—	—	—	—	—

Net loss attributable to common stockholders	$(1,568)	$(24,270)	$(26,449)	$(14,109)	$(7,711)	$(2,294)	$(1,217)
Net loss per common share — basic and diluted*	$(34.84)	$(128.41)	$(126.55)	$(53.04)	$(24.48)	$(7.88)	$(3.52)
Weighted average shares — basic and diluted*	45	189	209	266	315	291	346
Pro forma net loss per share(1)					$(1.25)		$(0.19)
Pro forma shares used in computing pro forma net loss per share*(1)					6,178		6,303

	As of
							Pro forma(2)
	March 28,	April 2,	April 1,	March 31,	March 30,	June 29,	June 29,
	1999	2000	2001	2002	2003	2003	2003

	(in thousands)
Balance Sheet Data:
Cash and equivalents	$1,723	$14,842	$11,248	$4,910	$4,997	$4,748	$4,748
Working capital	1,155	14,982	19,087	483	7,179	5,662	5,662
Total assets	1,847	21,237	32,951	18,482	22,126	18,792	18,792
Capital lease obligations	—	776	661	477	1,775	1,634	1,634
Total indebtedness	—	6,614	6,797	6,000	1,123	—	—
Mandatorily redeemable convertible preferred stock	2,195	34,158	68,162	68,410	82,556	82,556	—
Stockholders’ equity (deficit)	(1,997)	(25,513)	(51,439)	(64,191)	(71,451)	(72,564)	9,992

*	As restated — see Note 1 to Financial Statements

(1)	The pro forma net loss per share assumes conversion of all shares of our outstanding preferred stock into shares of common stock. The pro forma shares used in calculating the pro forma net loss per share assume the conversion of the following preferred shares outstanding:

	Year ended	Quarter ended
	March 30, 2003	June 29, 2003

	(in thousands, except per share
	data)
Pro forma net loss	$(7,711)	$(1,217)
Weighted average common shares outstanding:	315	346
Plus weighted average preferred shares outstanding:
Series A (conversion rate of 1.0)	627	627
Series B (conversion rate of 1.0)	385	385
Series C (conversion rate of 1.5816)	877	877
Series D (conversion rate of 1.7983)	350	350
Series E (conversion rate of 1.2720)	1,900	1,900
Series F (conversion rate of .9886)	1,724	1,818

Total weighted average preferred shares outstanding (as converted)	5,863	5,957

Total weighted average shares outstanding used in computing pro forma net loss per share	6,178	6,303

Pro forma net loss per share	$(1.25)	$(0.19)

(2)	The pro forma balance sheet data gives effect to the conversion of all shares of our outstanding preferred stock into shares of common stock. The pro forma balance sheet data does not give effect to the offering proceeds — See Capitalization on page 23.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with our Financial Statements and the related Notes thereto. This discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties, such as our plans, objectives, expectations and intentions, as set forth under “Special Note Regarding Forward-Looking Statements.” Our actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth in the following discussion and under “Risk Factors,” “Business” and elsewhere in this prospectus.

Overview

      We are an online retailer of upscale gifts. Our fourteen product categories provide customers with a wide assortment of choices for all gift-giving occasions. Product revenues consist of sales made to individual consumers and businesses. We market our products through our website and our catalogs. Customers place orders with us through our website or the telephone. Telephone orders are taken at our customer service center. At the time an order is taken, we obtain the customer’s credit card information. When the order is shipped, the customer’s credit card is charged. We recognize revenue on the date on which we estimate that the product has been received by the customer. Product sales are recorded net of discounts and estimated returns.

      Historically, revenues have been seasonal. Revenues have been higher in our third fiscal quarter, reflecting higher consumer holiday spending. We anticipate this trend will continue in the foreseeable future. We have achieved our historical growth from internal operations rather than through acquisitions. We have funded our operations primarily through private sales of equity securities and borrowings.

      Our revenues are comprised of product sales, shipping revenue and gift-wrap revenue. Our shipping revenue represents the amounts we charge our customers for delivering the product. From second quarter of fiscal year 2003 until August 25, 2003, the delivery charge was based on the order value and the method of delivery. As the order value increased, the delivery charge increased as well. After August 25, 2003, we changed the delivery charge for standard ground delivery to a flat rate regardless of the order value. Expedited delivery costs more than standard delivery methods. Our gift wrap revenue consists of amounts we charge our customers for our signature red gift boxes. The customer has the option to purchase gift wrap if the product is offered with our special gift wrapping. The gift wrapping process occurs as part of the order fulfillment at the distribution center. No single customer accounts for more than 1% of our net revenues.

      Cost of sales consists of the cost of the product sold, inbound and outbound freight and gift-wrap expense. Shipping costs, which include inbound and outbound freight, and the cost of gift wrap are included in cost of sales. Handling costs, which include fees paid to our former third party fulfillment service provider and distribution center expenses, are included in operating expenses — fulfillment. Handling costs included in operating expenses — fulfillment for fiscal 2001, 2002 and 2003 were $1.8 million, $2.8 million and $3.8 million, respectively.

      Fulfillment expenses consist of fees paid to our former third party fulfillment service provider, wages and benefits for employees and seasonal hires working in our customer service facility, fees incurred to process credit card transactions and certain fixed costs, such as rent and utilities, incurred by our distribution center and customer service facility. Services performed by our former third party fulfillment service provider included receiving, picking, packing, shipping and other warehousing activities. We terminated our relationship with our third party fulfillment service provider and assumed control of our fulfillment services in August 2003.

      Marketing expenses consist primarily of online and catalog programs as well as advertising, public relations and other promotional expenditures.

      General and administrative expenses consist of wages and benefits for all of our employees, except for fulfillment and customer service. These expenses also include costs incurred for technology, rent and utilities for our headquarters, travel, depreciation, and other general corporate expenditures. As of June 29, 2003, we have a total of approximately $0.8 million in deferred compensation expense as a result of stock options issued in fiscal year 2000 and the first quarter of fiscal year 2004 at exercise prices that were less than the fair market value of our common stock at the time of grant. The amounts to be amortized are expected to be approximately $0.2 million in each of the fiscal years 2004-2007 less any cancellations or forfeitures of stock options subject to the deferred compensation.

      We have recorded no provision for federal and state income taxes since inception. As of March 30, 2003, we had $96.3 million of net operating loss carryforwards, which may be impaired or limited in certain circumstances. These net operating loss carryforwards will begin to expire in 2007. We have provided a valuation allowance on our deferred tax assets, consisting primarily of net operating loss carryforwards, because of the uncertainty regarding their realizability.

Critical Accounting Policies

      Our financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. Our critical accounting policies are set forth below.

      Revenue recognition. We derive our revenues from merchandise sales made to consumers and businesses. We generally require payment by credit card prior to shipment. We recognize revenue on the date on which we estimate that the product has been received by the customer and any payments received prior to the estimated date of receipt of the goods by the customer are deferred. We use our third-party freight carrier information to estimate when delivery has occurred. Revenues are recorded net of estimated returns, coupons redeemed by customers, and other discounts. Significant management judgments and estimates must be made and used in connection with determining revenue recognized in any accounting period. Our management must make estimates of potential future product returns related to current period revenue. We analyze historical returns, current economic trends and changes in customer demand and acceptance of our products when evaluating the adequacy of the sales returns and other allowances in any accounting period. Actual returns may differ materially from our estimated reserve. As a result, our operating results and financial condition could be affected adversely. The reserve for returns was $0.1 million as of March 30, 2003.

      Shipping and Handling Costs. Shipping costs, which include inbound and outbound freight and the cost of gift wrap, are included in cost of sales. Handling costs, which include fees paid to our former third party fulfillment service provider and distribution center expenses, are included in operating expenses — fulfillment. Handling costs included in operating expenses — fulfillment for fiscal 2001, 2002 and 2003 were $1.8 million, $2.8 million and $3.8 million, respectively. Our gross profit may not be comparable to other entities, which may allocate all shipping and handling costs to either cost of sales, resulting in lower gross profit, or operating expenses, resulting in higher gross profit.

      Inventory. We write down inventory for estimated obsolescence or damage equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions or demand for our products are less favorable than projected by management, additional inventory write-downs may be required. For the fiscal years ended March 31, 2002 and March 30, 2003, we wrote down inventory of approximately $0.4 million and $0.6 million, respectively.

      Accounting for income taxes. Significant management judgment is required in determining our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. As of March 30, 2003, we have recorded a valuation allowance of $25.9 million against our net deferred tax asset balance due to uncertainties related to our deferred tax assets as a result of our history of operating losses. The valuation allowance is based on our estimates of taxable income by jurisdiction in which we operate and the period over which our deferred tax assets will be recoverable. In the event that actual results differ from these estimates or we adjust these estimates in future periods, we may need to change the valuation allowance, which could materially impact our financial position and results of operations.

      Catalog Amortization. Prepaid catalog costs consist of third party costs including paper, printing, postage and mailing costs for all of our direct response catalogs. Such costs are capitalized as prepaid catalog costs and are amortized over their expected period of future benefit. Such amortization is based upon the ratio of actual revenues to the total of actual and estimated future revenues on an individual catalog basis. Prepaid catalog costs are evaluated for realizability at each reporting period by comparing the carrying amount associated with each catalog to the estimated probable remaining future net benefit of the catalog (defined as net revenues less merchandise cost of goods sold, selling expenses and catalog completion costs) associated with that catalog. If the carrying amount is in excess of the estimated probable remaining future net benefit of the catalog, the excess is expensed in the reporting period.

      Valuation of long-lived assets. Long-lived assets held and used by us are reviewed for impairment whenever events or changes in circumstances indicate the net book value may not be recoverable. An impairment loss is recognized if the sum of the expected future cash flows from use of the asset is less than the net book value of the asset. The amount of the impairment loss will generally be measured as the difference between net book values of the assets and their estimated fair values. During fiscal 2002, we recorded a $1.2 million impairment charge related to abandoned software and website development costs.

Results of Operations

      The following table sets forth our results of operations expressed as a percentage of net revenues. The following discussion concerning results of operations should be read in conjunction with “Selected Financial Data,” the financial statements and accompanying notes and the other financial data included elsewhere in this prospectus. Our fiscal year is based on a 52 or 53-week year. The fiscal year ends on the Sunday closest to March 31.

	Year ended			Three months ended

	April 1,	March 31,	March 30,	June 30,	June 29,
	2001	2002	2003	2002	2003

	(as percentage of net revenues)
Statements of Operation Data:
Net revenues	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of sales	60.8	56.4	52.2	53.6	51.1

Gross profit	39.2	43.6	47.8	46.4	48.9
Operating expenses:
Fulfillment	18.9	16.2	15.4	15.7	15.3
Marketing	66.3	24.0	21.8	23.1	21.1
General and administrative	36.1	27.7	20.8	21.9	18.4

Total operating expenses	121.3	67.9	58.0	60.7	54.8

Loss from operations	(82.1)	(24.3)	(10.2)	(14.3)	(5.9)
Interest income	4.4	0.8	0.2	0.4	0.1
Interest expense	(3.5)	(1.8)	(1.0)	(1.2)	(1.0)

Net loss	(81.2)%	(25.3)%	(11.0)%	(15.1)%	(6.8)%

Comparison of the Three Months Ended June 30, 2002 and June 29, 2003.

Revenues

      During the first quarter of fiscal year 2004, net revenues increased 15.9% from $15.3 million to $17.7 million relative to the first quarter of the prior year. This was primarily due to increased demand for our products resulting from additional marketing efforts through our online and catalog campaigns. During the first quarter of fiscal year 2004, we increased our online marketing programs compared to the same period last year. In addition, our catalog circulation increased by approximately 0.6 million catalogs, or 11.2%. This was due mainly to the first time production and mailing of a catalog dedicated solely to jewelry products. The number of orders increased approximately 15.2% and the revenue per order increased approximately 0.9%. Our customer base increased from approximately 1.3 million at the end of fiscal 2003 to approximately 1.4 million at the end of first quarter of fiscal 2004.

Cost of Sales

      Cost of sales increased from $8.2 million, or 53.6% of net revenues in the first quarter of fiscal 2003, to $9.1 million, or 51.1% of net revenues in the same period in fiscal 2004. The increase in dollars was mainly attributable to the 15.9% increase in net revenues. As a percentage of net revenues, the decrease in cost of sales in the first quarter of fiscal 2004 compared to the first quarter of fiscal 2003 was primarily a result of the increase in jewelry sales as a percentage of net revenues.

Operating Expenses

      Fulfillment. Fulfillment expenses increased from $2.4 million in the first quarter of fiscal 2003 to $2.7 million in the first quarter of fiscal 2004. As a percentage of net revenues, fulfillment was 15.7% in the first quarter fiscal 2003 and 15.3% in fiscal 2004. The decrease as a percentage of net revenues was primarily attributable to economies of scale achieved through an increased number of sales transactions. The increase in dollars was primarily attributable to the 15.2% increase in the number of orders.

      Marketing. Marketing expenses increased from $3.5 million in the first quarter of fiscal 2003 to $3.7 million in the first quarter of fiscal 2004. As a percentage of net revenues, marketing expenses were 23.1% in the first quarter fiscal 2003 and 21.1% in the first quarter of fiscal 2004. The increase in dollars was primarily due to the increases in spending related to online marketing programs of approximately $0.5 million. Although we increased the number of catalogs mailed from approximately 5.3 million in first quarter of fiscal 2003 to 5.9 million in the first quarter of fiscal 2004, we were able to realize efficiencies in our mailing list and paper costs of approximately $0.2 million. In addition, our public relations costs decreased by approximately $0.1 million due to less outsourcing of public relations services.

      General and Administrative. General and administrative expenses were $3.3 million in the first quarter of fiscal 2003 and the first quarter of fiscal 2004. As a percentage of net revenues, general and administrative expenses were 21.9% in the first quarter of fiscal 2003 and 18.4% in the first quarter of fiscal 2004. The decrease was primarily due to similar cost allocated over a larger revenue base.

Other Income and Expenses

      Interest Income. Interest income was $0.06 million and $0.01 million in the first quarter of fiscal 2003 and 2004, respectively. The decrease was primarily due to lower cash balances.

      Interest Expense. Interest expense was $0.2 million in the first quarter of fiscal 2003 and 2004, respectively.

Comparison of Years Ended March 31, 2002 and March 30, 2003.

     Revenues

      During fiscal year 2003, net revenues increased 25.6% from $55.8 million to $70.1 million relative to the prior year. This was primarily due to increased demand for our products resulting from additional marketing efforts through our catalog campaigns. During fiscal year 2003, we increased our catalog circulation by approximately 3.6 million catalogs, or 23.3%. The number of orders increased approximately 17% and the revenue per order increased approximately 7%. Our customer base increased from approximately 853,000 to approximately 1.3 million. In addition, in the second quarter of fiscal year 2003, we began to base our delivery charge on the order value of the transaction. Prior to this change, the amount charged to the customer was a flat rate regardless of the order value. As a result of this change, our average shipping revenue per order increased approximately 24%.

     Cost of Sales

      Cost of sales increased from $31.4 million, or 56.4% of net revenues in fiscal 2002, to $36.6 million, or 52.2% of net revenues in fiscal 2003. The increase in dollars was mainly attributable to the 25.6% increase in net revenues. As a percentage of net revenues, the decrease in cost of sales in fiscal 2003 compared to fiscal 2002 was primarily a result of our improved cost leverage with vendors due to increased volumes of merchandise that we purchased and the sale of higher margin products.

     Operating Expenses

      Fulfillment. Fulfillment expenses increased from $9.0 million in fiscal 2002 to $10.8 million in fiscal 2003. As a percentage of net revenues, fulfillment was 16.2% in fiscal 2002 and 15.4% in fiscal 2003. The increase in dollars was primarily attributable to the 17% increase in the number of orders. The cost to fulfill orders through our third party distribution center increased approximately $0.9 million. There was an increase of approximately $0.2 million in salaries at our customer service center for additional employees hired to accommodate the increase in sales transactions. Our credit card processing fees increased approximately $0.3 million due to the increase in revenues. In addition, rent and utilities at our third party distribution center and our customer service facility increased approximately $0.4 million. The decrease as a percentage of net revenues was primarily attributable to economies of scale achieved through an increased number of sales transactions and higher average order value.

      Marketing. Marketing expenses increased from $13.4 million in fiscal 2002 to $15.3 million in fiscal 2003. As a percentage of net revenues, marketing expenses were 24.0% in fiscal 2002 and 21.8% in fiscal 2003. The increase in dollars was primarily due to the increase in catalog circulation. We mailed approximately 15.1 million catalogs in fiscal 2002 and 18.7 million in fiscal 2003. As a result, costs for catalog printing, postage and lists increased approximately $2.4 million. This increase was partially offset by decreases in spending related to online marketing programs of approximately $0.6 million.

      General and Administrative. General and administrative expenses decreased from $15.4 million in fiscal 2002 to $14.6 million in fiscal 2003. As a percentage of net revenues, general and administrative expenses were 27.7% in fiscal 2002 and 20.8% in fiscal 2003. The decreases were primarily due to an impairment charge of approximately $1.2 million incurred in fiscal 2002, as well as reductions in bonuses, travel, depreciation and recruiting costs of approximately $0.8 million. These decreases were offset in part by increases in salaries of approximately $1.0 million due to additional employees hired and severance paid to former employees. During fiscal 2002, due to system enhancements completed during fiscal 2002, the Company determined that certain software related to our website was no longer being utilized. As a result, the Company identified $1.2 million of unamortized costs associated with the unused software and wrote off these costs during fiscal 2002.

     Other Income and Expenses

      Interest Income. Interest income was $0.5 million and $0.2 million in fiscal 2002 and 2003, respectively. The decrease was primarily due to lower average interest rates earned in fiscal 2003.

      Interest Expense. Interest expense was $1.0 million and $0.7 million in fiscal 2002 and 2003, respectively. The decrease was primarily due to a reduction of approximately $4.8 million in our outstanding debt.

Comparison of Years Ended April 1, 2001 and March 31, 2002.

     Revenues

      Net revenues increased 71.3%, from $32.6 million in fiscal 2001 to $55.8 million in fiscal 2002. This was primarily due to growth in our customer base and increased average order value. Our customer base increased from approximately 448,000 to approximately 853,000. We increased our catalog circulation by approximately 2.8 million catalogs, or 22.5%. The number of orders increased approximately 61% and the revenue per order increased approximately 6%.

     Cost of Sales

      Cost of sales increased from $19.8 million, or 60.8% of net revenues in fiscal 2001 to $31.4 million, or 56.4% of net revenues in fiscal 2002. The increase in dollars was mainly attributable to the 71.3% increase in net revenues. As a percentage of net revenues, the decrease in cost of sales in fiscal 2002 compared to fiscal 2001 was primarily due to our improved cost leverage with vendors due to increased volumes of merchandise that we purchased and the sale of higher margin products.

     Operating Expenses

      Fulfillment. Fulfillment expenses increased 45.2%, from $6.2 million in fiscal 2001 to $9.0 million in fiscal 2002. As a percentage of net revenues, fulfillment was 18.9% in fiscal 2001 compared to 16.2% in fiscal 2002. The increase in dollars was primarily attributable to an approximate 61% increase in the number of orders. The cost to fulfill orders through our third party distribution center increased approximately $1.3 million. There was an increase of approximately $0.3 million in salaries at our customer service center for additional employees hired to accommodate the increase in orders. Our credit card processing fees increased approximately $0.5 million due to the increase in revenues. In addition, rent and utilities at our third party distribution center and our customer service facility increased approximately $0.6 million. The decrease as a percentage of net revenues was primarily attributable to economies of scale achieved through an increased number of orders and higher average order value.

      Marketing. Marketing expenses decreased from $21.6 million in fiscal 2001 to $13.4 million in fiscal 2002. As a percentage of net revenues, marketing expenses were 66.3% in fiscal 2001 and 24.0% in fiscal 2002. The decreases were primarily due to amounts spent in fiscal 2001 on print and general advertising campaigns as well as some of our online marketing programs. In fiscal 2002, print and general advertising campaigns were eliminated which resulted in approximately $6.9 million in cost savings. Also in fiscal 2002, we spent approximately $3.1 million less in online marketing programs. These decreases were offset partially by an increase in our catalog programs. We increased our catalog circulation by approximately 2.8 million catalogs. The additional catalogs resulted in an increased cost of approximately $2.2 million for production, printing, and postage.

      General and Administrative. General and administrative expenses increased from $11.7 million in fiscal 2001 to $15.4 million in fiscal 2002. As a percentage of net revenues, general and administrative expenses were 36.1% in fiscal 2001 and 27.7% in fiscal 2002. The increase in dollars was due to expenditures to support our larger revenue base. These expenses included salaries and benefits for additional employees of approximately $1.4 million, increased depreciation expense resulting from capital expenditures for technology of approximately $1.4 million, and an impairment charge of approximately $1.2 million incurred for abandoned software and website development costs. During the fourth quarter of fiscal 2002, the Company determined that certain software related to its website was no longer being utilized due to system enhancements completed during fiscal 2002. As a result, the Company wrote off $1.2 million of web site development costs during the fourth quarter of fiscal 2002. These increases were offset partially by a reduction in the use of contractors for technology projects. The decrease in general and administrative expenses as a percentage of net revenues was a result of economies of scale achieved through increased sales volume and the allocation of general and administrative expenses over a larger revenue base.

     Other Income and Expenses

      Interest Income. Interest income was $1.4 million in fiscal 2001 and $0.5 million in fiscal 2002. The decrease was primarily due to lower average cash balances and lower average interest rates earned over fiscal 2002.

      Interest Expense. Interest expense was $1.1 million in fiscal 2001 and $1.0 million in fiscal 2002.

Quarterly Results of Operations

      The following tables set forth our unaudited quarterly results of operations data for the nine most recent quarters ended June 29, 2003, as well as such data expressed as a percentage of our net revenues for the periods presented. The information in the table below should be read in conjunction with our Financial Statements and the Notes thereto included elsewhere in this prospectus. We have prepared this information on the same basis as the Financial Statements and the information includes all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair statement of our financial position and operating results for the quarters presented. Our quarterly operating results have varied substantially in the past and may vary substantially in the future. You should not draw any conclusions about our future results from the results of operations for any particular quarter.

	Three months ended

	July 1,	September 30,	December 30,	March 31,	June 30,	September 29,	December 29,	March 30,	June 29,
	2001	2001	2001	2002	2002	2002	2002	2003	2003

	(in thousands, except per share data)
Statements of Operations Data:
Net revenues	$12,382	$4,366	$26,155	$12,875	$15,287	$5,366	$34,290	$15,116	$17,721
Cost of sales	7,046	3,050	14,271	7,079	8,187	3,005	17,318	8,067	9,050

Gross profit	5,336	1,316	11,884	5,796	7,100	2,361	16,972	7,049	8,671
Operating expenses:
Fulfillment	2,074	1,133	3,610	2,213	2,401	1,386	4,485	2,497	2,713
Marketing	3,708	1,218	5,084	3,401	3,530	983	7,593	3,174	3,747
General and administrative	3,302	3,422	3,408	5,291	3,346	3,535	3,790	3,927	3,269

Total operating expenses	9,084	5,773	12,102	10,905	9,277	5,904	15,868	9,598	9,729

Income (loss) from operations	(3,748)	(4,457)	(218)	(5,109)	(2,177)	(3,543)	1,104	(2,549)	(1,058)

Interest income	216	133	51	59	59	58	21	22	10
Interest expense	(277)	(265)	(268)	(226)	(176)	(191)	(213)	(126)	(169)

Net income (loss)	$(3,809)	$(4,589)	$(435)	$(5,276)	$(2,294)	$(3,676)	$912	$(2,653)	$(1,217)

Net income (loss) per common share — basic*	$(14.94)	$(17.51)	$(1.62)	$(19.12)	$(7.88)	$(11.60)	$2.81	$(7.99)	$(3.52)
Net income (loss) per common share — diluted*	$(14.94)	$(17.51)	$(1.62)	$(19.12)	$(7.88)	$(11.60)	$0.14	$(7.99)	$(3.52)
Weighted average shares — basic*	255	262	269	276	291	317	325	332	346
Weighted average shares — diluted*	255	262	269	276	291	317	6,296	332	346

*	As restated — see Note 1 to Financial Statements.

Statements of Operations Data:
Net revenues	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of sales	56.9	69.9	54.6	55.0	53.6	56.0	50.5	53.4	51.1

Gross profit	43.1	30.1	45.4	45.0	46.4	44.0	49.5	46.6	48.9
Operating expenses:
Fulfillment	16.8	26.0	13.8	17.2	15.7	25.8	13.1	16.5	15.3
Marketing	29.9	27.9	19.4	26.4	23.1	18.3	22.1	21.0	21.1
General and administrative	26.7	78.4	13.0	41.1	21.9	65.9	11.1	26.0	18.4

Total operating expenses	73.4	132.3	46.2	84.7	60.7	110.0	46.3	63.5	54.8

Income (loss) from operations	(30.3)	(102.2)	(0.8)	(39.7)	(14.3)	(66.0)	3.2	(16.9)	(5.9)

Interest income	1.7	3.0	0.2	0.5	0.4	1.1	0.1	0.1	0.1
Interest expense	(2.2)	(6.1)	(1.0)	(1.8)	(1.2)	(3.6)	(0.6)	(0.8)	(1.0)

Net income (loss)	(30.8)%	(105.3)%	(1.6)%	(41.0)%	(15.1)%	(68.5)%	2.7%	(17.6)%	(6.8)%

      Our net revenues have increased in every quarter on a year-over-year basis. This general increase was primarily due to our increased marketing activities which have resulted in the expansion of our customer base as well as repeat purchases from these customers. In addition, our number of orders and revenues per order have increased each quarter on a year-over-year basis. We have experienced significant seasonality in our business, reflecting traditional retail seasonality. For example, sales and average order value in the retail industry are traditionally higher in the quarter ended December 31 than in other quarters.

      Cost of sales as a percentage of net revenues has decreased each quarter on a year-over-year basis during the nine quarters ended June 29, 2003. This improvement resulted primarily from lower average per unit cost paid to suppliers due to higher purchase volumes and sale of higher margin products.

      Total operating expenses as a percentage of net revenues have decreased on a year-over-year basis each quarter, except for the third quarter ended December 29, 2002, as a result of economies of scale achieved through increased sales volumes. During the fourth quarter of fiscal 2002, the Company determined that certain software related to its website was no longer being utilized due to system enhancements completed during fiscal 2002. As a result, the Company wrote off $1.2 million of web site development costs during the fourth quarter of fiscal 2002, which was included in general and administrative expenses. In the near future, we expect to continue to devote resources to the expansion of our sales and marketing efforts and general and administrative efforts to support our planned growth. As a result, we expect that total operating expenses may increase in absolute dollars in future periods. These expenses as a percentage of net revenues will vary depending on the level of revenues obtained.

      In one or more future quarters our operating results may fall below the expectations of securities analysts and investors. In such an event, the trading price of our common stock would likely be materially adversely affected.

Effect of Recent Accounting Pronouncements

      In August 2001, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards, (“SFAS”) No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets.” SFAS No. 144 establishes accounting and reporting standards for the impairment of long-lived assets and for long-lived assets to be disposed of. We adopted SFAS No. 144 on April 1, 2002. The initial adoption of SFAS No. 144 did not have a significant impact on our reporting for impairment or disposals of long-lived assets.

      In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”, which addresses accounting for restructuring and similar costs. SFAS No. 146 supersedes previous accounting guidance, principally Emerging Issues Task Force Issue No. 94-3. We have adopted the provisions of SFAS No. 146 for restructuring activities, if any, initiated after December 31, 2002. SFAS No. 146 requires that the liability for costs associated with an exit or disposal activity be recognized when the liability is incurred. Under Issue No. 94-3, a liability for an exit cost was recognized at the date of our commitment to an exit plan. SFAS No. 146 also establishes that the liability should initially be measured and recorded at fair value. Accordingly, SFAS No. 146 may affect the timing of recognizing future restructuring costs as well as the amounts recognized.

      In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure.” SFAS No. 148 amends SFAS No. 123, “Accounting for Stock-Based Compensation,” to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The transition guidance and annual disclosure provisions of SFAS No. 148 are effective for our fiscal year ended March 30, 2003. The interim disclosure provisions are effective for the first quarter of the fiscal year ending April 3, 2004. We continue to account for stock-based compensation using the intrinsic value method in accordance with the provisions of APB Opinion

No. 25, “Accounting for Stock Issued to Employees,” as allowed by SFAS No. 123. As a result, the adoption of SFAS No. 148 did not have any impact on our financial results.

      In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS No. 150 requires instruments that are mandatorily redeemable, among other financial instruments, which embody an unconditional obligation requiring the issuer to redeem them by transferring its assets at a specified or determinable date or upon an event that is certain to occur, be classified as liabilities. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003 and is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of nonpublic entities which are subject to the provisions of SFAS No. 150 for the first period beginning after December 15, 2003. Upon the completion of our initial public offering, all of our mandatorily redeemable preferred stock will be converted into common stock. As a result, we do not expect this statement to have any impact on our financial statements.

Liquidity and Capital Resources

      We have funded our operations through June 29, 2003 primarily through private sales of equity securities and borrowings.

      Net cash flow provided by (used in) operating activities was ($25.8) million in fiscal 2001, ($11.5) million in fiscal 2002, ($6.9) million in fiscal 2003, ($1.8) million for the three months ended June 30, 2002 and $1.4 million for the three months ended June 29, 2003. Uses of cash were primarily to fund net losses and changes in working capital.

      Net cash flow provided by (used in) investing activities was ($11.5) million in fiscal 2001, $6.3 million in fiscal 2002, and ($1.5) million for fiscal 2003. Uses of cash flow for investing activities include capital expenditures for property and equipment and purchase of short-term investments. The uses of cash flow were offset by the sale of short-term investments. Net cash used in investing activities during the three month periods ended June 30, 2002 and June 30, 2003 relate to capital expenditures.

      Net cash flow provided by (used in) financing activities was $33.7 million in fiscal 2001, ($1.2) million in fiscal 2002, and $8.5 million in fiscal 2003. In fiscal 2001, cash from financing activities primarily consisted of net proceeds from the issuance of Series E convertible preferred stock. In fiscal 2002, cash used in financing activities consisted of payments of $1.2 million on an outstanding working capital line of credit and capital lease obligations. In fiscal 2003 net cash provided by financing activities consisted of approximately $13.6 million of net proceeds from the issuance of Series F convertible preferred stock which was offset by debt repayments of approximately $5.1 million. During the three months ended June 30, 2002, net cash provided by financing activities was $13.6 million, primarily related to proceeds received from the sale of Series F Preferred Stock. Net cash used in financing activities of $1.5 million during the three months ended June 29, 2003, relates primarily to debt payments.

      The following tables summarize our contractual obligations as of June 29, 2003, and the effect these obligations are expected to have on our liquidity and cash flows in future periods.

	Payments Due by Period

	Total	Less than 1 year	1-3 years	4-5 years	After 5 years

	(in thousands)
Contractual Obligations:
Capital lease obligations	$1,845	$775	$992	$78	$—
Operating leases	3,153	1,535	1,555	63	—
Series B convertible preferred stock*	2,255	—	—	2,255	—
Series C convertible preferred stock*	21,000	—	—	21,000	—
Series D convertible preferred stock*	11,060	—	—	11,060	—
Series E convertible preferred stock*	34,562	—	—	34,562	—
Series F convertible preferred stock*	13,743	—	—	13,743	—

Total contractual obligations	$87,618	$2,310	$2,547	$82,761	$—

*	All of these series of preferred stock have redemption rights that will be eliminated upon conversion of the preferred stock into common stock upon completion of the offering.

      Management believes that the cash currently on hand and the line of credit obtained on June 13, 2003 will be sufficient to continue operations through the next twelve months. The line of credit will allow us to borrow for working capital needs. Beyond the next twelve months, management intends to utilize the line of credit, which is a three-year facility, as well as cash generated from operations to fund operations and capital expenditures. Additionally, equity and or debt financing may need to be obtained to support our long term obligations and needs. However, there can be no assurance that if additional financing is necessary it will be available, or if available, that such financing can be obtained on satisfactory terms. Failure to generate sufficient revenues or raise additional capital could have a material adverse effect on our ability to continue as a going concern and to achieve our intended business objectives.

      Our line of credit is provided by CapitalSource Finance LLC pursuant to the terms of a revolving credit and security agreement dated June 13, 2003. Per the terms of this agreement, CapitalSource Finance LLC has made available to us a credit facility under a revolving promissory note with a maximum principal amount of $11.0 million, subject to availability guidelines that specify the amount that can be borrowed under the facility at any given time, to refinance our existing indebtedness and provide working capital. Amounts borrowed under this line of credit bear interest at rates equal to the greater of 9.5% or the prime lending rate plus 5.75%, for advances up to a fluctuating base amount, and equal to the greater of 11.5% or the prime lending rate plus 7.75% for advances in excess of that base amount. Amounts borrowed under this line of credit are secured by substantially all of our tangible and intangible assets. The line of credit agreement provides for certain events of default, sets forth a number of affirmative and negative covenants to which we must adhere and expires on April 15, 2006, unless extended, renewed or terminated pursuant to the terms of the agreement. RedEnvelope paid a non-refundable commitment fee of approximately $0.2 million in connection with this line of credit and must pay an unused line fee of up to $0.05 million per year based on the unused portion of the loan commitment which is payable monthly. We have borrowed funds under this line of credit from time to time and periodically repaid such borrowings with available cash. As of September 2, 2003, the outstanding balance under this line of credit is approximately $0.7 million.

      Events of default under this credit agreement include, subject to grace periods and notice periods in certain circumstances, failure to pay any amount owed under the line of credit when due, breach of representations contained in the agreement, failure to perform covenants contained in the agreement, termination of any loan document or security interest created under the agreement, a judgement against us in excess of certain amounts, failure to pay certain amounts of indebtedness due under, or another default under, debt or other agreements to which we are party, insolvency or petition for bankruptcy or dissolution, certain defined change of control transactions, the termination of the employment of our Chief Executive Officer or Brand Strategist if not timely replaced by suitable successors, a material adverse effect on our business or material adverse change in the validity of the credit agreement, the value of our assets that are pledged as collateral or our business, operations, prospects, properties, assets, liabilities or condition, the occurrence of an uninsured casualty loss in excess of certain amounts, indictment or conviction of any director or senior officer of a felony or a levy, attachment or garnishment that could lead to forfeiture of collateral under the agreement.

      Under the provisions of this credit agreement, subject to exceptions in limited circumstances, we must comply with certain covenants during the term of that agreement including but not limited to financial covenants that require we obtain certain levels of minimum earnings before interest, taxes, depreciation and amortization (EBITDA) for the trailing four accounting quarters ending on the last day of the applicable date as set forth below.

	Minimum		Minimum
Date	EBITDA	Date	EBITDA

September 30, 2003	$(3,600,000)	March 31, 2005	$5,000,000
December 31, 2003	$1,000,000	June 30, 2005	$5,000,000
March 31, 2004	$3,100,000	September 30, 2005	$5,000,000
June 30, 2004	$4,000,000	December 31, 2005	$5,000,000
September 30, 2004	$4,000,000	March 31, 2006	$5,000,000
December 31, 2004	$4,700,000

      In addition, the credit agreement requires, subject to exceptions in certain limited circumstances, maintaining certain inventory ratios, which are determined by dividing 115% of the cost of our inventory at a given date by our projected net sales for the subsequent three month period subject to certain maximums, maintaining excess availability of a certain amount of capital at certain specified times, covenants limiting our capital expenditures, a covenant which among other things restricts our ability to engage in certain acquisition and investment transactions, and other covenants which restrict or place limitations on our ability to incur indebtedness, issue securities, create or allow to exist any liens on our assets, transfer our assets, or declare or pay dividends.

Quantitative and Qualitative Disclosures about Market Risk

      We do not use derivative financial instruments in our investment portfolio and have no foreign exchange contracts. Our financial instruments consist of cash and cash equivalents, trade accounts receivable, accounts payable and long-term obligations. We consider investments in highly-liquid instruments purchased with a remaining maturity of 90 days or less at the date of purchase to be cash equivalents. Our exposure to market risk for changes in interest rates relates primarily to our short-term investments and short-term obligations; thus, fluctuations in interest rates would not have a material impact on the fair value of these securities.

      At June 29, 2003, we had approximately $4.7 million in cash and cash equivalents. At that same date, we did not have an outstanding balance under our line of credit. A hypothetical 10% increase or decrease in interest rates would not have a material impact on our earnings or loss, or the fair market value or cash flows of these instruments.

BUSINESS

Overview

      RedEnvelope is a retailer of upscale gifts for every occasion, every day. RedEnvelope’s goal is to make gift giving — no matter what the occasion — easy and fun. We offer a unique assortment of high-quality, innovative gifts, many of which are exclusive to RedEnvelope. Our merchants travel the world for original, innovative products and often commission artists and vendors to create gifts exclusively for RedEnvelope shoppers. Our website, www.redenvelope.com, allows customers to shop for gifts by occasion, recipient, lifestyle and price, and, depending on the season, features between approximately 550 and 750 different gift items. Our website is continually updated to reflect changing gift occasions and new product offerings. We also publish a richly-photographed, full-color catalog several times during the year, which generally features approximately 135 products, increasing to approximately 250 products during the holiday shopping season. Our catalog serves as the primary advertising vehicle for our website.

      We offer a wide variety of products in numerous product categories, including flowers and plants, jewelry, men’s and women’s accessories, gift baskets, gourmet foods, personal care, sports and games, gadget and tools, baby and kids, home and garden, office, and bar, wine and cigar accessories. We offer these items at a wide variety of price points, ranging from lower priced items having a broader consumer appeal in the $20 to $50 range to higher-priced items with more targeted appeal in the one to several hundred dollar range. We also offer our customers a gift wrapping option for most of our products, whereby our gifts are delivered to the recipient in a branded, high-quality red box with a distinctive, hand-tied ivory ribbon. We strive to maintain the highest standards for customer service and delivery so as to provide our customers with the best possible gift-giving experience. We believe that RedEnvelope provides a compelling combination of unique, high-quality merchandise, shopping convenience and excellent customer service.

Industry Overview

      Growth of the Internet and Online Commerce. The Internet’s influence on communication, information and commerce continues to grow. Nielsen-netratings.com estimates that there were approximately 580 million Internet users worldwide and approximately 168.6 million Internet users in the United States at the end of 2002. The US Census Bureau 2001 Annual Retail Trade Survey estimates that $34.3 billion was spent on online retail in the United States in 2001, which is approximately 22% higher than the estimated $28.2 billion spent in 2000. We believe that growth in Internet usage and online commerce is being fueled by a number of factors including:

•	growing awareness among consumers of the convenience and other benefits of online shopping

•	a large installed base of personal computers in the workplace and home

•	advances in the performance and speed of personal computers, modems and Internet connections

•	improvements in network infrastructure and bandwidth

•	easier and cheaper access to the Internet

•	the rapidly expanding availability of online content and commerce sites

      The unique characteristics of the Internet provide a number of advantages for online retailers. Online retailers are able to frequently adjust their featured selections, editorial content and pricing, providing significant merchandising flexibility. Online retailers also benefit from the lower cost of publishing on the Web as compared to traditional print media, the ability to reach a large group of customers from a central location, and the potential for low-cost customer interaction. Unlike traditional retail channels, online retailers do not have the burdensome costs of managing and maintaining a retail store infrastructure. Online retailers can also easily obtain demographic and behavioral data about customers, increasing opportunities for direct marketing and personalized services.

      The Gift Market. Gifts are available through a wide variety of stores, catalogs and websites. Gift purchasing lends itself particularly well to online shopping because of the ease of viewing a wide selection of products quickly via the web. However, we believe there are very few places that a customer can go to purchase gifts for all occasions, from holidays to birthdays and anniversaries, and be assured of a consistent, thoughtful, innovative, high-quality product. Further, we believe there are very few places where consumers can purchase gifts by occasion or recipient.

The RedEnvelope Approach

      We believe that we provide our customers a unique and enjoyable shopping experience that cannot be replicated easily at other locations. By selling gifts for almost all occasions and people in one place, we make the gift-buying process easier for the giver. Furthermore, we believe we remove much of the anxiety of gift buying by organizing our products so that buyers can find high-quality gifts easily and have them sent on an expedited basis. Many of our products are either proprietary or developed specifically for RedEnvelope, which allows us to offer many products that cannot be found elsewhere. We believe that our commitment to customer service and providing a good customer experience further distinguishes us from our competitors.

      We believe that we have several competitive advantages that position us to be the premier gift-giving retailer, regardless of the occasion or holiday. These include the following:

      Unique gift giving experience. We believe that our website and catalog provide customers with an easy and fun way to purchase gifts. Our catalogs are produced around the major gift giving holidays and offer a variety of products specific to the theme. Furthermore, our website allows customers to shop for gifts by occasion, recipient, lifestyle and price point. We strive to maintain the highest standards for customer service and delivery of gifts to provide our customers with the best possible gift giving experience.

      Original product offerings at a wide variety of price points. We believe that we offer a unique assortment of high-quality, innovative gifts, many of which are difficult to find elsewhere and are not easy to replicate. We obtain our products from sources around the world, and we often have products created exclusively for RedEnvelope shoppers. We also offer consumer gifts that are available at a wide range of prices — from $20 up to several hundred dollars.

      High-quality product presentation. We differentiate ourselves partially through our branded, high quality product presentation. For an added fee, we offer our customers a gift-wrapping option for most of our products, whereby our gifts are delivered in a branded, high-quality red box with a distinctive, hand-tied ivory ribbon. Products that are not gift-wrapped are shipped in branded packaging so that all gifts will clearly identify RedEnvelope as the source of the merchandise. Gift certificates are delivered to customers in distinctive red envelopes. We believe that our packaging further reinforces our brand with the consumer and that our product presentation is one of our competitive advantages.

      Convenient shopping experience. Our online store provides customers with an easy-to-use website that is available 24 hours a day, seven days a week and may be reached from the shopper’s home or office. Our online store enables us to deliver a broad selection of products to customers in rural or other locations that do not have convenient access to physical stores. We also make the shopping experience convenient by allowing our customers to browse our products by category, key words or price range.

      Emphasis on providing an enjoyable gift-purchasing experience. We seek to combine an upscale product selection with a simple, enjoyable purchasing process so that our customers will have an enjoyable gift-purchasing experience. We have built what we feel is an attractive, easy-to-navigate website that displays our products in a clear and informative manner and allows customers to complete their purchases quickly. We intend to continue upgrading and enhancing our website to keep pace with improving technology and changing customer demands. In addition, we intend to continue producing a richly-photographed, high-quality catalog that can effectively and attractively display our products in print for those individuals who prefer to browse through a catalog when selecting items for purchase. We also believe it is important to maintain a staff of courteous, knowledgeable and responsive customer service representatives to answer questions and otherwise assist our customers with their gift-purchasing experience.

Business Strategy

      Our objective is to become the leading retailer of upscale consumer gifts for every occasion every day. To achieve this objective, we intend to continue to grow our customer base and provide those customers with a superior gift-buying experience to promote repeat purchases. Key elements of our strategy include the following:

      Strengthening the RedEnvelope brand. We believe our brand and packaging are easily identified and associated with upscale consumer gift giving. We seek to build greater brand awareness through selective advertisements, customized promotions with strategic corporate partners, and continued production of distinctive, high-quality, richly-photographed catalogs. We will continue to leverage our brand name by selectively improving both our product offerings and direct marketing efforts.

      Providing unique and innovative products. We are always searching for and designing new and exciting items to feature on our website and in our catalogs. We offer what we believe to be many unique and innovative products that are not found easily in other locations. These products typically carry higher margins than branded or other products and thus may increase our operating margins and profits if we are able to sell more of them. In addition, we believe that by continually offering innovative, hard-to-find products, we can better differentiate RedEnvelope from our competitors and can provide a more satisfactory gift-purchasing experience for our target customers.

      Increasing our scale to implement cost efficiencies. As we attempt to increase our revenues, we will subsequently attempt to create opportunities to reduce our costs associated with fulfillment, importing and general and administrative activities. Our warehouse fulfillment center currently has excess capacity that will allow us to increase our margins by increasing our product volume without a large commensurate increase in associated expense. Furthermore, purchasing more products overseas will allow us to obtain better pricing terms by buying items in bulk from importers. We believe that improved efficiencies in general and administrative expenses as we grow our revenues will also improve our margins.

      Leveraging experience of proven management team. Alison May, our Chief Executive Officer, and Hilary Billings, our Brand Strategist, have both separately demonstrated expertise in helping grow retail brands and businesses, including Pottery Barn, the W Hotels, Patagonia, Esprit and Gymboree. We believe that our management team can apply their past experiences to RedEnvelope as we grow and manage our business. We believe that our management team has developed an understanding of our customers’ tastes and purchasing habits, which assists us in executing our product design, sourcing and marketing strategies. We intend to leverage our management team’s experience to effectively execute our business strategy.

      Acquiring new customers and increasing repeat purchases through customer loyalty. A cornerstone of our business strategy is to develop, cultivate and satisfy our customer base. We have developed an internal database of approximately 1.4 million customer names, with approximately 450,000 new customers added in the twelve months ended June 29, 2003. Historically, 33% of customers who have purchased products from us within a 12 month period have made an additional purchase from us in the following 12 months. We intend to increase customer loyalty by providing a high-quality customer experience as well as by implementing promotional programs geared towards increasing repeat business, such as email campaigns and anniversary card programs.

      Improving marketing efficiency. By improving the way that we spend our marketing dollars, we believe that we can lower our customer acquisition costs and effectively increase our margins. We intend to accomplish this by focusing our marketing efforts on the most efficient methods to acquire and maintain customers, including performance-based marketing arrangements with our marketing partners on the Internet. These programs usually only require us to pay fees to or share revenues with partners if customers come to our website from the marketing program and make a purchase.

Product Merchandising, Design and Sourcing

Product Merchandising

      Our merchandise mix consists of unique products available exclusively through RedEnvelope, items with broad gift-giving appeal that generally are available elsewhere and original and customized products generally not available in broad distribution. We adjust our merchandise mix to reflect market trends and customer buying habits. New products are selected or developed and brought into our merchandise mix based on criteria such as anticipated popularity, gross margin, uniqueness, value, competitive alternatives, exclusivity, quality and vendor performance.

      Our goal is to offer a wide assortment of gifts with an emphasis on our exclusive products. Our exclusive products are produced for us on a contract basis, pursuant to product specifications that we provide to our manufacturers. We intend to continue offering products in the $20 to several hundred dollar range in an effort to appeal to a wide customer base. Development lead time is generally in the range of 11 months, although certain product introductions may require a shorter or longer lead-time.

      We generate information frequently on merchandise orders and inventory, which is reviewed by our buyers, our merchandise planning staff and senior management. We average new offerings of approximately 300 products, approximately 40% of our product assortment, throughout the year. We carefully consider which products will not be offered in future months based on numerous factors, including revenues generated, gross margins, the cost of catalog and website space devoted to each product, product availability and quality.

Product Design

      Our merchandising group has been designing and developing new products since 2001, as well as finding new product ideas from outside sources. Our merchandising group meets regularly with our merchandise planning staff to review product opportunities, product quality and customer feedback. From these meetings, product ideas are put into design, development and production. Examples of product introductions during that past three years include, among others, Spa in a Box, Framed Four Leaf Clover and Deluxe Men’s Valet.

      In addition, we work with vendors to develop products focusing on unique and innovative features or concepts that distinguish us from competitors. We believe that the appeal of our exclusive products also serves as a key factor in broadening our customer base and strengthening and enhancing our brand appeal. Our goal is to continue to increase sales of these products through the introduction of new, exclusive RedEnvelope products.

Product Sourcing

      In order to find new products, our buyers review product literature and travel extensively throughout the world to meet with vendors and attend trade shows. We purchase merchandise from numerous foreign and domestic manufacturers and importers. During the holiday season in fiscal 2003, we sourced from more than 300 vendors. We contract with seven agents throughout the world who negotiate pricing and oversee the development and quality control processes. We had a single supplier that provided approximately 4% of our net merchandise purchases in fiscal 2003.

      More than half of our products are unique designs manufactured by third-party suppliers. We enter into exclusive supply agreements for these products to maintain a competitive advantage. However, since we do not have long-term arrangements with any vendor or distributor that guarantees the availability of products from year to year, we do not have a predictable or guaranteed supply of these products in the near future. If we are unable to provide our customers with continued access to popular, exclusive products, our operating results would be harmed.

The RedEnvelope Shopping Experience

      We offer our products for sale through our website, www.redenvelope.com, and our full-color catalog. We ship our products from our distribution facility in Ohio and maintain a customer service facility that operates 24 hours a day, seven days a week to address customer concerns.

      The RedEnvelope website. Our website is designed to make shopping easy and fun. Customers can shop by occasion, recipient, lifestyle and category. Each of the categories has sub-categories. For instance, under “recipient” a customer can shop for her, him, baby, kids and teens, couples, mother, father and business associate. Our goal is to provide a consistent “look and feel” between our website and catalog. We continue to update our website by incorporating advanced technologies to improve our product presentations and the ease of use of our website. Over the past three years, our website has garnered recognition from well-known, national periodicals as one of the Internet’s top retail shopping websites based on criteria established by such publications. For example, in 2002, Time Magazine named RedEnvelope as best gift site, and in 2001, the Wall Street Journal named RedEnvelope as one of their “favorite sites” and in 2001, Forbes named RedEnvelope as best gift site. In April 2003, we were nominated for a Webby Award® for the Best Commerce Website of 2003.

      Our Internet operations benefit from our brand name, customer base, RedEnvelope catalogs and unique product offerings, as well as our approach to advertising. We believe that the catalog in particular is a significant factor in generating Internet sales. We send out periodic email campaigns to our list of Internet shoppers. These emails include products as seen in popular magazines and television shows.

      The RedEnvelope catalog. The RedEnvelope catalog is a richly-photographed, full-color catalog that is mailed to our customers six to eight times per year. The catalog is currently the primary advertising vehicle for all of our operations. The catalog uses photographic themes, detailed product descriptions and prominently features our most popular products. The catalog generally features approximately 135 products, which increases to more than 250 products during the holiday shopping season in our third fiscal quarter. The catalog is designed and produced by our in-house staff of writers, production artists and photographers, as well as occasional freelance specialists. This enables us to maintain quality control and shorten the lead-time needed to produce the catalog. Our production and distribution schedule also permits frequent changes in the product selection, which allows us to highlight holiday-appropriate gifts at specific times of the year. During fiscal year 2003, the catalog contained between 36 and 76 pages depending on the season.

      We have developed a customer database of over 1.4 million names. We collect customer names through our catalog and Internet order processing. This provides a constant source of current information to help assess the catalog as a form of retail advertising, identify our top purchasers and identify new customers that can be added to our in-house mailing lists without using customer lists from other catalogers.

      Order fulfillment and distribution. We lease an approximately 200,000 square foot fulfillment and distribution facility in Lockbourne, Ohio. Most of our merchandise is delivered to our customers directly from this distribution facility. Each order is received at the distribution facility after the order has been approved for shipment. Our goal is to ship the majority of orders within 24 hours after the order is received. Orders are fulfilled and audited for accuracy and quality before final processing. RedEnvelope’s signature gift box and gift-wrapping is performed as a final step when requested by our customers prior to shipment. For orders requiring personalization, most of the personalization work is performed at the Lockbourne, Ohio facility to maintain order integrity for the customer. Inventory management is performed through the use of Mail Order and Catalog System (MACS), which is our order, fulfillment and inventory management system.

      Until August 2003, a third party service provider managed the operations at the Lockbourne, Ohio facility and performed fulfillment services including receiving, picking, packing, shipping and other warehousing activities. Our agreement with the fulfillment services company that managed the operations at the Lockbourne, Ohio facility expired in August 2003, at which point we assumed direct control of fulfillment and distribution operations. We have no prior experience managing fulfillment and distribution operations and we cannot assure you that we will be successful in this endeavor. If we are unable to successfully manage our fulfillment and distribution operations or if we experience any significant disruptions in connection with the transition from our prior service provider, our operations and financial condition could be seriously harmed. Any failure in managing our fulfillment and distribution operations would require us to find one or more parties to provide these services for us. If we are required to engage one or more service providers, we could incur higher fulfillment expenses than anticipated or incur additional costs for balancing merchandise inventories among multiple distribution facilities. Further, we may need to expand our distribution operations in the future to accommodate increases in customer orders. If we fail to successfully manage or expand our fulfillment and distribution operations it would have a material adverse effect on our business.

      Our fulfillment and distribution operations are subject to a number of additional risks, including disruptions in power supplies or computer systems, natural disasters and other catastrophic events, inability to timely deliver products due to carrier problems, weather conditions, or other problems and an inability to maintain sufficient levels of competent staffing, the occurrence of any of which could seriously harm our operations. For a description of these and other risks related to our fulfillment and distribution operations, please see “Risk Factors.”

      Customer service. We lease and operate an approximately 13,000 square foot customer service center in San Diego, California. We are committed to providing our customers with courteous, knowledgeable and prompt service 24 hours a day, seven days a week. Our customer service and catalog sales groups in San Diego provide personal attention to customers who call toll free, use Internet chat, or send emails to place orders or inquire about products. Our customer service group is also responsible for addressing customer concerns promptly in an attempt to achieve the customer’s complete satisfaction. We seek to provide a great customer experience and therefore, if a gift recipient is not satisfied with one of our products, they can return the product for repair, replacement or refund.

      We seek to hire and retain qualified customer service representatives and train them thoroughly. Training for customer service representatives focuses primarily on acquiring a working knowledge of our products and of developing an understanding of our high customer service standards.

      Our customer service operations are subject to a number of risks, including disruptions due to power outages, telecommunications or computer system failures, natural disasters and other catastrophic events or an inability to maintain proper levels of competent staffing, the occurrence of any of which could seriously harm our operations. For a description of these and other risks related to our customer service operations, please see “Risk Factors.”

Advertising and Promotion

      Our catalog remains our primary advertising vehicle. However, we also use a variety of other forms of Internet advertising. Our Internet advertising is broken out into four main categories: portals, partnerships, banner advertising, and affiliates and search. We have been migrating our Internet advertising towards performance-based arrangements where we pay for advertising based on revenue or traffic produced by that specific advertisement or website. In our portal arrangements, we pay for advertising in a hybrid model of fixed placement fees and performance-based fees. In our partnerships, we use a model of sharing revenue with our partners as well as performance-based fees. Our banner advertising arrangements are paid for on a cost per impression (CPM) model which we manage to a targeted advertising cost. Our affiliate and search advertising arrangements are a mixture of revenue sharing, performance-based fees and CPM fees. We intend to continue our strategy of growing our customer base through aggressive marketing programs while controlling advertising costs. We continually reevaluate our advertising strategies to maximize the effectiveness of our advertising programs and their return on investment. For a description of the risks related to our advertising and promotional activities, please see “Risk Factors.”

Information Technology and Systems

      We use third party information technology systems for order fulfillment, merchandising and financial reporting. In addition, we internally developed our webstore and integrated it with these other systems. We are continually making improvements to the overall technology infrastructure to improve the shopping experience and order fulfillment capabilities. We currently use Mail Order and Catalog System (MACS) as our back-end order and fulfillment system.

      Our information technology systems are housed in a leased third-party facility in Santa Clara, California. Currently, we use 28 servers to run our website. Data is stored in a database that runs on a redundant server and storage array. We also have standby servers that can provide additional capacity as necessary. The facility hosting our servers provides redundant heating, ventilation, air conditioning, power and Internet connectivity.

      Our ability to receive and fulfill orders successfully through our website is critical to our success and largely depends upon the efficient and uninterrupted operation of our computer and communications hardware and software systems. Our systems and operations are vulnerable to damage or interruption from power outages, computer and telecommunications failures, computer viruses, security breaches, terrorist attacks, natural disasters and other catastrophic events, and errors in usage by our employees and customers. In the event that our service provider in Santa Clara has a disruption in its operations or ceases operations for any reason or if we are unable to agree on satisfactory terms for a continued hosting relationship, we would be forced to enter into a relationship with another service provider or take over hosting responsibilities ourselves. We cannot assure you that, in the event it became necessary to switch hosting facilities, we would be successful in finding an alternate service provider on acceptable terms or in hosting the computer servers ourselves. Any significant interruption in the availability or functionality of our website, or our sales processing, fulfillment, distribution or communications systems for any reason, particularly an interruption during the holiday season, could seriously harm our business. For a discussion of these and other risks related to our facilities and systems, see “Risk Factors.”

Seasonality

      Our business is highly seasonal, reflecting the general pattern associated with the retail industry of peak sales and earnings in late November and December during the holiday shopping season. The secondary peak seasons for us are in February and May, reflecting gift buying for Valentine’s Day and Mother’s Day. A substantial portion of our net revenues occurs in the third fiscal quarter ending around December 31. We generally experience lower net revenues during the first, second and fourth fiscal quarters and, as is typical in the retail industry, have incurred and may continue to incur losses in these quarters. The third fiscal quarter accounted for approximately 49% of net revenues in the fiscal year ended March 30, 2003. We cannot predict with certainty what revenues in the third fiscal quarter of 2004 will be in terms of our net revenues. In anticipation of increased sales activity during the third fiscal quarter, we incur significant additional expenses, including significantly higher inventory and staffing costs. Due to the seasonality of our sales, our quarterly results will fluctuate, perhaps significantly. In addition, similar to many retailers, we make merchandising and inventory decisions for the holiday season well in advance of the holiday selling season. Accordingly, unfavorable economic conditions or deviations from projected demand for products during the third fiscal quarter could have a material adverse effect on our business, financial condition or results of operations for the entire fiscal year. For a discussion of these and other risks related to the seasonality of our business, see “Risk Factors.”

Competition

      We operate in a highly competitive environment. We principally compete with a variety of department stores, Internet retailers, specialty retailers and other catalog merchandisers that offer products similar to or the same as our products. Increased competition is likely to result in price reductions, reduced gross margins and loss of market share, any of which could seriously harm our net revenues and results of operations. We expect competition to intensify in the future because current and new competitors can enter our market with little difficulty and can launch new websites at a relatively low cost. We currently or potentially compete with a variety of other companies, including:

•	other online retailers, such as Amazon.com

•	major department stores such as Macy’s and Bloomingdale’s

•	physical and online stores and catalog retailers that sell popular gift items such as Pottery Barn, Brookstone, Sharper Image, Tiffany’s, Harry & David, J Crew and 1-800-Flowers

•	Internet portals and online service providers that feature shopping services, such as AOL, Yahoo! and Lycos

      Many of our traditional store-based, catalog-based and online competitors have longer operating histories, larger customer or user bases, greater brand recognition and significantly greater resources, particularly financial and marketing resources. Many of these competitors can devote substantially more resources to website development and catalog retailing than we can. In addition, large, well-established and well-financed entities may join with online competitors in the future. Our competitors may be able to secure products from vendors on more favorable terms, offer popular products to which we do not have access, fulfill customer orders more efficiently and adopt more aggressive pricing or inventory availability policies than we can.

      The U.S. retail industry, the specialty retail industry in particular, and the online commerce sector are highly competitive, dynamic in nature and have undergone significant changes over the past several years and will likely continue to undergo significant changes. Our ability to anticipate and respond successfully to these changes is critical to our long-term growth and we cannot assure you that we will anticipate and respond successfully to changes in the retail industry and online commerce sectors. If we are unable to maintain or increase our market share or compete effectively in the retail gift market, our business, financial condition and operating results would be adversely affected.

Intellectual Property

      We believe that our registered trademark, “RedEnvelope,” and the brand name recognition that we have developed are of significant value. We strive to preserve the quality of our brand name and protect our trademark and other intellectual property rights to ensure that the value of our proprietary rights is maintained. We rely on various intellectual property laws and contractual restrictions to protect our proprietary rights. These include copyright and trade secret laws and confidentiality, invention assignment and nondisclosure agreements with our employees, contractors, suppliers and strategic partners. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use our intellectual property without our authorization. In addition, we pursue the registration of our trademarks and service marks in the U.S. and internationally. However, effective intellectual property protection may not be available in every country in which our products and services are made or will be made available online. If we are unable to protect or preserve the value of our intellectual property for any reason, our business would be harmed.

      We also rely on technologies that we license from third parties. These licenses may not continue to be available to us on commercially reasonable terms, or at all, in the future. As a result, we may be required to develop or obtain substitute technology of lower quality or at greater cost, which could materially adversely affect our business, operating results and financial condition. Further, third parties may claim infringement by us with respect to our use of current or future technologies, whether developed by RedEnvelope or licensed from other parties. In addition, third parties may claim that the sale of one or more of our product offerings infringes their intellectual property rights. We expect that participants in our markets will be increasingly subject to infringement claims as the number of services and competitors in our industry segment grows. Any such claim, with or without merit, could be time consuming, result in costly litigation, cause service upgrade delays, cause us to discontinue use of a particular technology or the availability of a particular product offering, require us to pay monetary damages or enter into royalty or licensing agreements. Such royalty or licensing agreements might not be available on terms acceptable to us or at all. As a result, any such claim of infringement against us could have a material adverse effect upon our business, operating results and financial condition. We are currently a defendant in a lawsuit alleging infringement by us of patents held by a third party. For additional information on this lawsuit, see “Business — Legal Proceedings,” and for additional information regarding the risks related to intellectual property, see “Risk Factors.”

Government Regulation

      Our services are subject to federal, state and local consumer laws and regulations including consumer protection laws, user privacy laws and regulations prohibiting unfair and deceptive trade practices. In particular, under federal and state financial privacy laws and regulations, in certain circumstances we must provide notice to our customers of our policies on sharing non-public information with third parties, must provide advance notice of any changes to our privacy policies and, with limited exceptions, must give consumers the right to prevent sharing of their non-public personal information with unaffiliated third parties. In addition, a recently enacted California law requires that we promptly notify our customers who are California residents in the event that certain types of personal information provided to us by them are not encrypted and are obtained by unauthorized individuals, such as computer hackers. Further, the growth of online commerce could result in more stringent consumer protection laws that impose additional compliance burdens on online companies. These consumer protection laws could result in substantial compliance costs and could interfere with the conduct of our business.

      Moreover, there is currently great uncertainty whether or how existing laws governing issues such as property ownership, intellectual property issues, sales and other taxes, libel and personal privacy apply to the Internet and commercial online services. These issues may take years to resolve. For example, tax authorities in a number of states, as well as a Congressional advisory commission, are currently reviewing the appropriate tax treatment of companies engaged in online commerce, and new state tax regulations may subject us to additional state sales and income taxes. New legislation or regulation, the application of laws and regulations from jurisdictions whose laws do not currently apply to our business or the application of existing laws and regulations to the Internet and online commerce could result in significant additional costs to or taxes on our business. These costs and taxes could have an adverse effect on our cash flows and results of operations. Further, there is a possibility that we could be subject to significant fines or other payments for any past failures to comply with these requirements.

      In addition, because our website is accessible over the Internet in multiple states and other countries, other jurisdictions may claim that we are required to qualify to do business in that jurisdiction. We are qualified to do business only in California and Ohio at present. Our failure to qualify in a jurisdiction where we are required to do so could subject us to taxes and penalties. It could also hamper our ability to enforce contracts in those jurisdictions. The application of laws or regulations from jurisdictions whose laws do not currently apply to our business could have a material adverse effect on our business, operating results and financial condition.

      For a discussion of these and other risks related to government regulation, see “Risk Factors.”

Employees

      As of June 29, 2003, we employed approximately 107 people, approximately 92% of whom were full time. We have never had a work stoppage, and none of our employees is represented by a labor union. We consider our employee relationships to be positive. If we are unable to retain our key employees or if we are unable to maintain adequate staffing of qualified employees, particularly during peak sales seasons, our business would be affected adversely. For a discussion of these and other risks related to our employees, see “Risk Factors.”

Facilities

      We lease approximately 16,500 square feet of office space for our corporate headquarters in San Francisco, California, and we lease and operate an approximately 200,000 square foot warehouse and distribution facility in Lockbourne, Ohio. We also lease and operate an approximately 13,000 square foot customer service center in San Diego, California, which houses our call center. We believe these facilities will be sufficient for our needs for at least the next twelve months.

      Our information technology systems are housed in a leased third-party facility in Santa Clara, California. Currently, we use 28 servers to run our website which are configured for high availability and large volumes of Internet traffic and are located in our leased third-party facility. Data is stored in a database that runs on a redundant server and storage array. We also have standby servers that provide for additional capacity as necessary. The facility housing our servers provides redundant HVAC, power and Internet connectivity. For a discussion of the risks related to disruption in services at our third-party facility in Santa Clara and other facility-related risks, See “Risk Factors.”

Legal Proceedings

      By its letter dated March 9, 2000, Red Letter Days Plc, a United Kingdom company (Red Letter Days), asserted trademark rights in the United Kingdom in the marks RED LETTER, RED LETTER DAYS and the image of a red envelope. Red Letter Days offers experiential gifts in the United Kingdom. The letter claimed that if we were to use our name and the REDENVELOPE service mark in the United Kingdom in connection with retail sales of gifts, it would infringe Red Letter Days’ trademark rights. We have made a number of attempts to reach an amicable resolution of this dispute, but Red Letter Days has declined, to date, to enter into settlement negotiations. Red Letter Days has opposed our applications to register the REDENVELOPE and RedEnvelope stylized logo marks (Red Envelope Marks) in the United Kingdom and the European Community. Red Letter Days’ oppositions to our United Kingdom and European Community trademark applications are pending. Evidentiary submissions are being made by the parties in connection with those opposition proceedings and a decision is not expected for several months. The sole issue to be decided in the opposition proceedings is whether the RedEnvelope Marks are entitled to registration in the stated jurisdictions. Even if an opposition is successful in preventing the subject trademark from being registered, that decision by the registration authorities does not prevent the applicant from using the mark in that jurisdiction. In order to prevent us from using the RedEnvelope mark in the United Kingdom or European Community or to obtain any other equitable relief or monetary relief, Red Letter Days would need to bring a lawsuit against us in the appropriate jurisdiction. To the best of our knowledge, no such lawsuit has been filed. We opposed Red Letter Days application to register the RED LETTER mark in the United Kingdom, based on the descriptiveness of the RED LETTER mark as applied to the services of Red Letter Days. The United Kingdom trademark office has denied our opposition and has approved the registration of the Red Letter Days mark in the United Kingdom. This decision did not address a comparison of the REDENVELOPE and RED LETTER marks.

      In a letter dated May 23, 2003, counsel for Activ8Now, LLC offered us a license to U.S. Patents 6,557,006 and 6,535,889 and certain patent applications. In a letter dated July 10, 2003, Activ8Now asserted that we were using the patented technology of Activ8Now. In a letter dated September 3, 2003 and in response to an inquiry from our counsel, counsel for Activ8Now reasserted that certain of Activ8Now’s patents covered certain aspects of our website operations and provided their analysis of how such Activ8Now patented technologies apply to our website operations, and again offered to license such patents to us. That letter is currently under review by our counsel. On September 5, 2003, our counsel discovered that Activ8Now had filed suit against RedEnvelope in the United States District Court for the Northern District of Georgia on September 3, 2003 alleging infringement of the two patents referenced above arising out of certain aspects of our website operations, and seeking the following relief: actual damages for the alleged infringement (including interest) in an unspecified amount, but no less than a reasonable royalty amount; permanent injunctive relief from further alleged acts of infringement; costs and reasonable attorney’s fees related to the lawsuit; and triple damages in the event that Activ8Now can show infringement that was willful and intentional. Counsel for RedEnvelope is in the process of evaluating the merits of this claim and we intend to pursue any and all available defenses to these allegations vigorously. We currently believe that this lawsuit will not have a material, adverse effect on us. However, because this litigation matter is in its early stages, we do not have sufficient information to assess whether the allegations could lead to liability on the part of RedEnvelope or the amount of potential damages. We cannot guarantee that this lawsuit will not result in costly settlement arrangements, royalty payments, statutory damages, significant attorney’s fees and/or require us to modify our website or our methods of conducting business. For a discussion of the risks related to claims of intellectual property infringement, see “Risk Factors.”

MANAGEMENT

Executive Officers and Directors

      The following table sets forth information regarding our executive officers, directors and key employees.

Name	Age	Position(s)

Alison L. May	53	Chief Executive Officer, President and Director
Hilary Billings	40	Brand Strategist and Director
Eric C. Wong	33	Chief Financial Officer and Secretary
Pamela A. Knox	44	Senior Vice President of Marketing
John W. Roberts	42	Senior Vice President of Information Technology and Operations
Kristine N. Dang	36	General Merchandising Manager
Kristel D. Craven	38	Vice President of Logistics
Kathy M. Herzog	38	Vice President of Planning
Michael Moritz(1)	48	Director and Chairman of the Board
Michael E. Dunn(2)	39	Director
Scott Galloway	38	Director
Charles Heilbronn(1)	48	Director
Daniel R. Lyle(2)	58	Director
Jacqueline A. Macdonald(2)	41	Director

(1)	Member of the Compensation Committee

(2)	Member of the Audit Committee

      Alison L. May has served as the President, Chief Executive Officer and a member of our Board of Directors since April 2002. Prior to joining RedEnvelope, from March 2001 to April 2002, Ms. May served as the Chief Operating Officer at Gymboree Corporation, a children’s specialty retailer. Ms. May held the positions of President and Business Consultant at ALM Consulting from February 2000 to March 2001. From January 1997 to February 2000, Ms. May served as the Chief Operating Officer at Esprit de Corp., a clothing retailer. Ms. May served as the President and Chief Financial Officer of Patagonia, Inc., an outdoor clothing and equipment retailer, from December 1991 to April 1996. Ms. May holds an MBA in Finance from the University of Southern California and a BA in Spanish, Education and History from Purdue University.

      Hilary Billings has served as Brand Strategist of RedEnvelope since April 2003. She has served as a member of our Board of Directors since July 1999 and served as Chief Marketing Officer and Chairman of the Board from February 2000 to April 2003. She also served as Chief Executive Officer of RedEnvelope from June 1999 to February 2000 and Chief Merchandising Officer from May 1999 to June 1999. From July 1997 to May 1999, Ms. Billings was a Senior Vice President of Brand Design at Starwood Hotels and Resorts where she helped develop the W Hotels brand. Before joining Starwood, Ms. Billings was a Vice President of Product Development with Pottery Barn catalog and retail group from 1995 to 1997. Ms. Billings has served as a member of the Board of Directors at Peet’s Coffee and Tea, Inc., a coffee and tea retailer, since January 2002. Ms. Billings holds a BA from Brown University.

      Eric C. Wong has served as Chief Financial Officer of RedEnvelope since April 2003. Prior to that, Mr. Wong served as our Vice President of Finance from February 2003 to April 2003 and as our Director of Finance from November 2002 to February 2003. From February 2000 to July 2002, Mr. Wong served as the Director of Finance at Network Associates, Inc., an enterprise software company. From December 1997 to February 2000, Mr. Wong served as a Finance Manager at Sanmina Corporation, an electronics manufacturer. Mr. Wong is a certified public accountant and received a BA in Economics from the University of California at Santa Cruz.

      Pamela A. Knox has served as our Senior Vice President of Marketing since May 2003. Prior to joining RedEnvelope, from October 2000 to May 2003, Ms. Knox served as a Senior Vice President and the Chief Marketing Officer at 1-800-Flowers.com, an online flower retailer. From March 1997 to March 2000, Ms. Knox served as Vice President, Marketing Delivery Group at Citibank, N.A., a financial services company. Ms. Knox received a BA in Government from Wheaton College and an MBA from the University of California at Los Angeles.

      John W. Roberts has served as our Senior Vice President of Information Technology and Operations since July 2003 and our Vice President of Information Technology and Operations from March 2003 to July 2003. Prior to joining RedEnvelope, from July 2002 to March 2003, Mr. Roberts served as Vice President of Information Technology at Bridgespan, Inc., a mortgage services company. From November 2000 to June 2002, Mr. Roberts served as a Senior Director and Chief Information Officer at DiCarta, Inc., an enterprise software company. Mr. Roberts also served as a Director of Information Technology Operations at Webvan Group, Inc., an online retail grocer, from January 1998 to August 2000. Mr. Roberts received a BA in English from San Francisco State University and an MS in Systems Management from the University of Denver.

      Kristine N. Dang has served as General Merchandising Manager at RedEnvelope since April 2003. Prior to that, Ms Dang served as the Vice President of Merchandising at RedEnvelope from March 2000 to April 2003 and served as the Director of Merchandising at RedEnvelope from July 1998 to March 2000. Prior to joining RedEnvelope, from April 1997 to June 1998, Ms. Dang served as an Assistant Buyer at Williams-Sonoma, Inc., a specialty home furnishing retailer. Ms. Dang studied fashion design at San Francisco State University.

      Kristel D. Craven has served as our Vice President of Logistics since July 2003 and our Vice President of Customer Experience from August 2002 to July 2003. Prior to joining RedEnvelope, from November 1998 to June 2002, Ms. Craven served as the Director of Wholesale Operations at Esprit de Corp., a clothing retailer. Ms. Craven also served as a Customer Service Operations Manager at Patagonia, Inc., an outdoor clothing and equipment retailer, from April 1995 to October 1998, a Dealer Service Manager at Patagonia from July 1993 to March 1995 and a Wholesale Shipping Manager at Patagonia from 1990 to June 1993.

      Kathy M. Herzog has served as our Vice President of Planning since April 2003 and served as our Director of Merchandise Planning from January 2002 to April 2003. Prior to joining RedEnvelope, from August 2001 to December 2001, Ms. Herzog served as a Project Manager with GlobalNetXchange, a retail technology company. Ms. Herzog also served as the Director of Planning at Bluelight.com L.L.C., an online retail unit of Kmart Corporation, from January 2001 to July 2001. From March 2000 to December 2000, Ms. Herzog served as a Group Manager at Escalate, Inc., a retail software company. Ms. Herzog also served as a Project Manager at Williams-Sonoma, Inc., a specialty home furnishing retailer, from February 1999 to February 2000, a Planning and Inventory Manager at Williams-Sonoma, Inc. from March 1998 to January 1999 and a Senior Planner at Williams-Sonoma, Inc. from August 1996 to February 1998. Ms. Herzog holds a BA in Business Marketing from Pacific Lutheran University and an MBA in Business Management from Pacific Lutheran University.

      Michael Moritz has served as a member of our Board of Directors since July 1999 and as Chairman of the Board since April 2003. Since 1988, Mr. Moritz has served as a general partner at Sequoia Capital, a venture capital firm. Mr. Moritz has served as a member of the board of directors of Saba Software, a provider of human capital development and management solutions, since August 1998. Since July 1993, Mr. Moritz has also served as a member of the board of directors of Flextronics International Ltd., a contract electronics manufacturer. Mr. Moritz received an MA from Christ Church, University of Oxford.

      Michael E. Dunn has served as a member of our Board of Directors since August 2000. Mr. Dunn served as the President of Prophet Brand Strategy, Inc., a brand consulting firm, since June 1998 and has served as President and Chief Executive Officer of Prophet Brand Strategy since January 2000. From March 1994 to May 1998, Mr. Dunn served as the Chief Executive Officer of Context Integration, a

systems integrator. Mr. Dunn received a BA in Economics from Haverford College and an MBA/MA in Business and Asian Studies from the University of California at Berkeley.

      Scott Galloway has served as a member of our Board of Directors since June 2002. Mr. Galloway also served as a Director of RedEnvelope from September 1997 to August 2000 and the Chairman of the Board of RedEnvelope from September 1997 to February 2000. From December 1999 to January 2002, Mr. Galloway served as the Chief Executive Officer and Chairman of the Board at Brand Farm, an e-commerce incubator. Mr. Galloway served as the Chief Executive Officer of Prophet Brand Strategy, Inc., a brand consulting firm, from June 1992 to January 2000. Mr. Galloway received an MBA from the University of California at Berkeley and a BA in Economics from the University of California at Los Angeles.

      Charles Heilbronn has served as a member of our Board of Directors since October 2002. Since 1987, Mr. Heilbronn has held the position of Vice President and General Counsel at Chanel Limited, a luxury goods company marketing women’s clothing, leather goods, fragrances and cosmetics, fine jewelry and watches. Mr. Heilbronn received a Master in Law from Universite de Paris V, Law School and an LLM from New York University Law School.

      Daniel R. Lyle has served as a member of our Board of Directors since July 2003. Mr. Lyle served as a partner at PricewaterhouseCoopers LLP from 1982 to June 2003. Mr. Lyle received a BA in Economics from California State University, Northridge and an MBA from the University of California at Los Angeles.

      Jacqueline A. Macdonald has served as a member of our Board of Directors since March 1999. Since August 1995, Ms. Macdonald has served as a partner at Sippl Macdonald Ventures L.P., a venture capital firm. Ms. Macdonald received an MBA from Harvard University and a BS in Industrial Engineering from Stanford University.

      Claire Gruppo resigned from our Board of Directors effective August 2003 and, as a result, we currently have one vacancy on our Board of Directors. To fill this vacancy, Karen Edwards has agreed to join our Board of Directors as soon as practicable following the completion of this offering. From January 1996 to October 2001, Ms. Edwards served as Vice President, Worldwide Marketing with Yahoo! Inc. Ms. Edwards received a BA in Communications from Stanford University and an MBA from Harvard University. Additionally, as soon as practicable following the completion of this offering, Jacqueline Macdonald intends to resign from her position as a member of our Board of Directors. Ms. Gruppo’s resignation and Ms. Macdonald’s intended resignation are not related to disagreements with us. The Company intends to fill the vacancy created by Ms. Macdonald’s intended resignation when a suitable candidate is selected as soon as practicable following her resignation. It is anticipated that Ms. Edwards will join our audit committee to fill the vacancy created upon Ms. Macdonald’s intended resignation.

Board Composition

      Our Board of Directors currently consists of eight members, who are Michael Moritz, our Chairman, and Hilary Billings, Michael Dunn, Scott Galloway, Charles Heilbronn, Daniel Lyle, Jacqueline Macdonald and Alison May. We do not have a classified board. Ms. Billings and Ms. May are the only management members of our Board of Directors. Our preferred stockholders are parties to a voting agreement that contractually obligates these stockholders to vote their shares for election of directors in the manner set forth therein, which agreement will terminate upon the closing of this offering, provided that the public offering price is not less than $9.368 per share if the offering closes on or prior to October 15, 2003, or $18.67979 per share if the offering closes thereafter, and the gross proceeds to us are not less than $20.0 million. Upon termination of the voting agreement, there will be no further contractual obligations regarding the election of our directors. Our directors hold office until their successors have been duly elected or qualified or until the earlier of their death, resignation, disqualification or removal. There are no family relationships among any of our directors and executive officers.

Director Compensation

      Our directors do not currently receive compensation for their services as members of the Board of Directors, although we reimburse our non-employee directors for out-of-pocket expenses incurred in connection with attending board and committee meetings. Upon completion of this offering, we will compensate our non-employee directors with an annual retainer fee of $10,000 per member, an additional $1,000 per member for every board meeting attended, an additional $500 per committee member for every committee meeting attended, and annual fees of $2,500 for the chairman of the audit committee and $1,500 for the chairman of the compensation committee. We also granted an option to purchase 1,280 shares of our common stock to Michael E. Dunn in his capacity as a director without any prior direct or indirect ownership interest in RedEnvelope. Employee directors are eligible to participate in our 1999 Stock Plan and will be eligible to participate in our 2003 Employee Stock Purchase Plan. Non-employee directors will be eligible to participate in our 1999 Stock Plan and our 2003 Directors’ Stock Option Plan.

Audit Committee

      Our audit committee is responsible for reviewing and monitoring our financial statements and internal accounting procedures, recommending the selection of independent auditors by our board, evaluating the scope of the annual audit, reviewing audit results, consulting with management and our independent auditor prior to presentation of financial statements to stockholders and, as appropriate, initiating inquiries into aspects of our internal accounting controls and financial affairs. The current members of our audit committee are Daniel Lyle, serving as the committee chairman, Michael Dunn and Jacqueline Macdonald.

Compensation Committee

      Our compensation committee is responsible for establishing and reviewing salaries, incentives and other forms of compensation for our directors, President and Chief Executive Officer, other executive officers and other employees, and administering various incentive compensation and benefit plans. During our last fiscal year, our compensation committee members were Claire Gruppo and Michael Moritz. In April 2003, Charles Heilbronn replaced Ms. Gruppo as a member of the compensation committee.

Compensation Committee Interlocks and Insider Participation

      As noted above, our compensation committee consisted of Claire Gruppo and Michael Moritz during our last fiscal year and currently consists of Charles Heilbronn and Michael Moritz. None of our executive officers serves or has served as a member of the board of directors or compensation committee of any entity that has one or more of its executive officers serving on our Board of Directors or compensation committee.

Executive Compensation

      The following table summarizes information concerning the compensation awarded to, earned by, or paid for services rendered to RedEnvelope in all capacities during the fiscal year ended March 30, 2003, by our Chief Executive Officer, our former Chief Executive Officer and our five other most highly compensated executive officers and former executive officers whose salary and bonus for fiscal 2003 exceeded $100,000. We refer to these executives and former executives as our named executive officers elsewhere in this prospectus.

Summary Compensation Table

				Long Term
				Compensation

	2003 Annual Compensation			Securities
				Underlying
		All Other		2003 Option
Name and Principal Position	Salary	Compensation		Awards

Alison L. May	$311,058	$573	(1)	296,151
President and Chief Executive Officer
Hilary Billings	297,116	4,166	(2)	92,405
Brand Strategist
Kristine N. Dang	172,500	2,363	(3)	6,831
General Merchandising Manager
Kathy M. Herzog	128,281	486	(4)	10,246
Vice President of Planning
Martin McClanan	31,250	224,860	(6)	—
Former Chief Executive Officer(5)
Christopher Cunningham	127,734	127,079	(8)	42,923
Former Chief Information Officer(7)
Walter Blum	160,437	3,351	(10)	2,561
Former Vice President of Operations(9)

(1)	Ms. May received other compensation consisting of the payment of insurance premiums for group term life benefits in the amount of $573.

(2)	Ms. Billings received other compensation consisting of the payment of insurance premiums for group term life benefits in the amount of $243 and a $3,923 matching contribution to our 401(k) plan on her behalf.

(3)	Ms. Dang received other compensation consisting of the payment of insurance premiums for group term life benefits in the amount of $159 and a $2,204 matching contribution to our 401(k) plan on her behalf.

(4)	Ms. Herzog received other compensation consisting of the payment of insurance premiums for group term life benefits in the amount of $88 and a $398 matching contribution to our 401(k) plan on her behalf.

(5)	Mr. McClanan served as our Chief Executive Officer until April 8, 2002 and his employment relationship with RedEnvelope terminated on May 3, 2002.

(6)	Mr. McClanan received other compensation consisting of a $100,000 cash severance payment, a $70,000 bonus payment, a severance payment of $30,000 payable in RedEnvelope’s Series F Preferred Stock, $800 as compensation for consulting services rendered by Mr. McClanan after his employment relationship with RedEnvelope terminated, a cash payment of accrued paid time off in the amount of $23,270, the payment of insurance premiums for group term life benefits in the amount of $32, a $500 matching contribution to our 401(k) plan on his behalf and payment of other indirect expenses in the amount of $258.

(7)	Mr. Cunningham served as an executive officer during the fiscal year ended March 30, 2003 but was not an executive officer at the end of the fiscal year ended March 30, 2003.

(8)	Mr. Cunningham received other compensation consisting of a $125,000 cash severance payment, the payment of insurance premiums for group term life benefits in the amount of $141 and a $1,938 matching contribution to our 401(k) plan on his behalf.

(9)	Mr. Blum served as an executive officer until April 11, 2003.

(10)	Mr. Blum received other compensation consisting of the payment of insurance premiums for group term life benefits in the amount of $342 and a $3,009 matching contribution to our 401(k) plan on his behalf.

Stock Option Grants in Last Fiscal Year

      The following table summarizes the stock options granted to each named executive officer during the fiscal year ended March 30, 2003. No stock appreciation rights were granted during the year. All options were granted under the 1999 Stock Plan.

	Option Grants in Last Fiscal Year				Potential Realizable
					Value at Assumed
	Number of	Percent of			Annual Rates of Stock
	Securities	Total	Exercise		Price Appreciation for
	Underlying	Options	Price		Options Terms
	Options	Granted to	Per	Expiration
Name	Granted	Employees	Share	Date	5%	10%

Alison L. May(1)	296,151	51.75%	$1.64	7/24/2012	$305,446	$774,061
Hilary Billings(2)	92,405	16.15%	1.64	7/24/2012	95,305	241,522
Kristine N. Dang(3)	6,831	1.19%	1.64	7/24/2012	7,045	17,854
Kathy M. Herzog(4)	8,539	1.49%	1.64	7/24/2012	8,807	22,319
Kathy Herzog(5)	1,707	0.30%	1.64	7/24/2012	1,761	4,462
Martin McClanan	—	—	—	—	—	—
Christopher Cunningham(6)	42,923	7.50%	1.64	7/24/2012	44,270	112,189
Walter Blum(7)	2,561	0.45%	1.64	7/24/2012	2,641	6,694

(1)	Ms. May’s option vests as to 25% of the shares one year after the vesting commencement date and as to 1/48 monthly thereafter. Ms. May’s options are subject to vesting acceleration provisions described under “Employment Agreements” below.

(2)	Ms. Billings’ option vests as to 1/48 of the shares monthly. In addition, Ms. Billings was granted an option to purchase 149,444 shares of common stock in April 2003 at an exercise price of $2.22 per share which vests as to 1/48 of the shares monthly. Ms. Billings’ options are subject to vesting acceleration provisions described under “Employment Agreements” below.

(3)	Ms. Dang’s option vests as to 1/48 of the shares monthly.

(4)	Ms. Herzog’s option vests as to 25% of the shares one year after the vesting commencement date and as to 1/48 monthly thereafter.

(5)	Ms. Herzog’s option vests as to 7/48 of the shares seven months after the vesting commencement date and as to 1/48 monthly thereafter.

(6)	Mr. Cunningham’s option vested as to 1/48 of the shares monthly. Mr. Cunningham’s employment with RedEnvelope terminated effective as of August 31, 2002 and he has three years from the date of his termination to exercise the vested options.

(7)	Mr. Blum’s option vests as to 5/48 of the shares five months after the vesting commencement date and as to 1/48 monthly thereafter. Mr. Blum’s employment with RedEnvelope terminated effective as of April 11, 2003 and he had three months from the date of his termination to exercise his vested options. At the end of this period, these options were not exercised and therefore expired.

Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

      The following table sets forth certain information regarding exercised stock options during the fiscal year ended March 30, 2003 and unexercised options held as of March 30, 2003, by each of the named executive officers. There was no public trading market for our common stock as of March 30, 2003. Accordingly, these values have been calculated on the basis of the initial public offering price of $14.00, less the applicable exercise price per share, multiplied by the number of shares issued or issuable, as the case may be, on the exercise of the option. All options were granted under our 1999 Stock Plan.

	Number of Shares
	Acquired on		Number of Securities		Value of Unexercised
	Exercise		Underlying Unexercised		In-the-Money Options at
			Options at March 30, 2003		March 30, 2003
		Value
Name	Exercised	Realized	Exercisable(1)	Unexercisable	Exercisable	Unexercisable

Alison L. May	—	$—	296,151	—	$3,660,604	$—
Hilary Billings	—	—	146,203	—	1,580,366	—
Kristine N. Dang	—	—	13,321	—	137,296	—
Kathy M. Herzog	—	—	10,246	—	126,647	—
Martin McClanan	—	—	66,716	—	543,402	—
Christopher Cunningham	—	—	38,458	—	349,570	—
Walter Blum	—	—	15,370	—	135,985	—

(1)	All options granted to executive officers are early exercisable and, when and if exercised, will be subject to a repurchase right held by RedEnvelope, which right lapses in accordance with the respective vesting schedules for the option grants.

Employment Agreements

      Alison L. May’s employment offer letter dated May 12, 2002 provides that she will receive severance payments equal to twelve months of her then current base salary, paid ratably over a twelve month period, and twelve months of continued health coverage in the event her employment is constructively terminated or terminated other than for cause and provided that she signs our standard general release of any claims against RedEnvelope and resigns from all positions with RedEnvelope. In addition, her option to purchase our common stock may be exercised by delivering a full recourse five-year term promissory note and upon a change of control of RedEnvelope twenty-five percent of the then unvested shares held by Ms. May shall immediately vest. Under the Sarbanes-Oxley Act of 2002, we may not be able to permit Ms. May to exercise her option by delivering a promissory note pursuant to her offer letter while she is a director or executive officer of RedEnvelope.

      Hilary Billings’ letter agreement dated April 10, 2002 provides that if, at any time prior to the earlier to occur of the closing of our initial public offering or a change of control of RedEnvelope, her total option and shareholdings in RedEnvelope are below three percent of the total outstanding shares, options, warrants and other convertible securities on an as-converted-to-common stock basis (including unallocated stock options), then our management will recommend to the Board of Directors that additional options to purchase common stock be granted to her at the then fair market value of RedEnvelope Common Stock with the same vesting schedule as other options and stock then held by her to ensure that her percentage increases to three percent. These rights will immediately terminate upon the closing of this offering.

      In the event of a change of control of RedEnvelope, then twenty-five percent of Ms. Billings’ then unvested options or shares will become immediately vested. If Ms. Billings’ employment is terminated other than for cause within the twelve month period following a change of control of RedEnvelope, then an additional twenty-five percent of her remaining unvested options or shares will become immediately vested. In addition, in the event that Ms. Billings’ employment is constructively terminated or terminated other than for cause, she will receive severance payments equal to twelve months of her then current base salary, paid ratably over a twelve month period and twelve months of continued health coverage, provided that she signs our standard general release of all claims against RedEnvelope and resigns from all positions with RedEnvelope. Finally, Ms. Billings’ options provide that she may exercise them by delivering to us a full-recourse, five-year term promissory note, and she has three years from the date of the termination of her employment with RedEnvelope to exercise her options. Under the Sarbanes-Oxley Act of 2002 we may not be able to permit Ms. Billings to exercise her option by delivering a promissory note pursuant to her letter agreement while she is a director or executive officer of RedEnvelope.

      Pamela Knox’s employment offer letter dated May 20, 2003 provides that she will receive severance payments totalling $125,000, paid ratably over a six month period, and six months of continued health coverage in the event her employment is terminated without cause and provided that she signs our standard general release of any claims against RedEnvelope.

      John W. Roberts’ employment offer letter dated February 18, 2003 provides that he will receive severance payments totaling $44,250, paid ratably over a three month period, in the event his employment is terminated without cause and provided that he signs our standard general release of any claims against RedEnvelope.

Benefit Plans

      1999 Stock Plan. Our Board of Directors initially adopted, and our stockholders approved, our 1999 Stock Plan in March 1999. The plan has been amended a number of times since then, including most recently in July 2003 when our Board of Directors approved amending and restating the plan, effective upon the date of this offering and subject to stockholder approval. We intend to obtain stockholder approval of this amendment prior to the date of this offering. The description of the plan’s features contained below reflects the amendment and restatement that we expect to become effective on the date of this offering.

      Our 1999 Stock Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code, of 1968, as amended (the “Code”), to our employees and for the grant of nonstatutory stock options, stock purchase rights, stock bonus awards, restricted stock awards, (including restricted stock units), stock appreciation rights, phantom stock rights and other similar equity-based awards to our employees, directors and consultants. We have reserved a total of 2,228,864 shares of our common stock for issuance pursuant to the 1999 Stock Plan. In addition, our 1999 Stock Plan provides for annual increases in the number of shares available for issuance under the plan on the first day of each of our fiscal years 2005, 2006, 2007, 2008 and 2009, equal to the lesser of 4% of the outstanding shares of common stock on the first day of the applicable fiscal year, 426,985 shares, or another amount as our Board of Directors may determine, provided that the number of shares that may be added under this formula in any year shall be limited such that, after adding the shares under this evergreen formula, the total number of shares available for issuance under the Plan may not exceed 4% of RedEnvelope’s fully diluted capital stock. Shares issued pursuant to the Plan may be newly authorized shares, or may be treasury shares. Shares that are issued under the Plan but are repurchased by RedEnvelope or otherwise forfeited by the participant will become available for reissuance under the Plan. As of June 29, 2003, we had issued 388,419 shares upon exercise of awards granted under the 1999 Stock Plan, there were outstanding options and other awards to purchase an aggregate of 999,859 shares of common stock with a weighted average exercise price of $2.82 per share, and, taking into account the additional shares that we expect to become available for issuance upon the date of this offering, 840,586 shares of common stock are available for grant. All share numbers reflected in this plan summary, as well as the exercise price applicable to outstanding awards, will be automatically proportionately adjusted in the event we undertake certain changes in our capital structure, such as a stock split, stock dividend or other similar transaction.

      Our Board of Directors or, with respect to different groups of participants, different committees appointed by our Board of Directors, will administer the 1999 Stock Plan. In the case of options intended to qualify as “performance-based compensation” within the meaning of Section 162(m) of the Code, the committee will consist of two or more “outside directors” within the meaning of Section 162(m) of the Code. In addition, in administering the 1999 Stock Plan, we intend to comply with other applicable legal and regulatory requirements as may apply from time to time, including any Nasdaq listing requirements. The administrator has the power to determine the terms of the awards granted, including the exercise or purchase price, the number of shares subject to each award, the exercisability or vesting of the awards, the form of consideration payable upon exercise or purchase, and any forfeiture restrictions or vesting and exercisability acceleration provisions that apply to awards.

      The plan administrator has broad discretion to establish and change the terms of awards granted under our 1999 Stock Plan, including discretion to determine the exercise price applicable to options, which may be less than the fair market value of our common stock on the date of grant. Notwithstanding that discretion, with respect to nonstatutory stock options intended to qualify as “performance-based compensation” within the meaning of Section 162(m) of the Code that are granted to certain of our officers and all incentive stock options, the exercise price must be at least equal to the fair market value of our common stock on the date of grant. The term of incentive stock options may not exceed 10 years from the date of grant. No employee may be granted options to purchase more than 341,588 shares in any fiscal year. In addition, the Code imposes certain limitations on the value of shares that may be issued subject to incentive stock options. After termination of the service relationship of one of our employees, directors or consultants, he or she may exercise his or her option for the period of time stated in the option agreement. Generally, if termination is due to death or disability, the option will remain exercisable for 12 months. In most other cases, the option will generally remain exercisable for 3 months although the administrator may grant options with a longer period to exercise or extend this period with respect to an outstanding option. In no case may an option be exercised later than the expiration of its term. Generally, with respect to options granted prior to this offering, such options were exercisable in full (including as to unvested shares) immediately upon grant, but unvested shares exercised are subject to repurchase by the Company at the optionee’s original cost. Our repurchase right with respect to unvested option shares lapses over the vesting term applicable to the option. Options granted after the date of this offering will generally not be exercisable for unvested shares. Options granted under the 1999 Stock Plan generally vest as to 25% of the shares underlying the option on the first anniversary of the date of grant and as to  1/48th of the underlying shares each month thereafter, assuming service with us continues throughout such period. The administrator may vary this vesting schedule at any time in its discretion.

      The 1999 Stock Plan permits us, without seeking stockholder approval, to reprice outstanding options or to enter into an option exchange program with plan participants, pursuant to which we may affect a reduction in the exercise price of awards held by plan participants.

      We may also issue stock purchase rights under our 1999 Stock Plan. These rights enable a participant to purchase shares of common stock on such terms as are determined by the administrator and set forth in an agreement between us and the participant. The administrator may establish a purchase price equal to less than fair market value with respect to stock purchase rights and may impose repurchase or other forfeiture restrictions on the stock subject to stock purchase rights.

      In addition, we may issue stock bonus awards, restricted stock awards (including restricted stock units), stock appreciation rights, phantom stock and similar equity-based awards. The administrator has broad discretion to establish the terms and conditions of these awards and may issue these awards without requiring the participant to pay fair market value for the shares issued. These awards may be subject to vesting requirements and may be subject to repurchase by us or other forfeiture conditions.

      Our 1999 Stock Plan provides that in the event of a change of control of RedEnvelope, the successor corporation may assume or substitute each outstanding award. The definition of a “change of control” includes a sale of all or substantially all of our assets, certain mergers or consolidations of RedEnvelope with or into another company, the acquisition by any person of a majority of our outstanding shares of stock or certain changes in the composition of our Board of Directors. If the successor corporation does not agree to assume, or substitute new awards for, outstanding awards in connection with the change of control, then the outstanding awards will terminate upon the close of the change of control. The administrator has the discretion to accelerate vesting with respect to options not being assumed. With respect to options granted prior to the date of this offering, participants are generally entitled to acceleration of vesting of 25% of the shares subject to the option in connection with a change of control of RedEnvelope (although some awards may provide for additional vesting acceleration). Following the date of this offering, although the administrator may vary the award terms, we currently anticipate that most plan awards will provide for acceleration of vesting in the event the participant’s service relationship with us is involuntarily terminated without cause, or the participant experiences a constructive termination, within 12 months following the change of control, as to 25% of a participant’s then-unvested shares.

      The 1999 Stock Plan will automatically terminate on the tenth anniversary of this offering, unless our Board of Directors terminates it prior to that date. We may not issue incentive stock options under the 1999 Stock Plan after March 2009. Our Board of Directors has broad discretion to amend the 1999 Stock Plan, although such amendments may generally not adversely affect the rights of participants holding outstanding awards. We will seek stockholder approval of amendments to the 1999 Stock Plan to the extent required by applicable law or Nasdaq listing requirements.

      2003 Directors’ Stock Option Plan. The 2003 Directors’ Stock Option Plan was adopted by the Board of Directors on April 11, 2003 to be effective upon this offering. RedEnvelope will be submitting the 2003 Directors’ Stock Option Plan for approval by our stockholders prior to the closing of this offering. A total of 449,615 shares of common stock have been reserved for issuance under the 2003 Directors’ Stock Option Plan. All share numbers reflected in this plan summary will be automatically proportionately adjusted in the event we undertake certain changes in our capital structure, such as a stock split, stock dividend or other similar transaction.

      The 2003 Directors Stock Option Plan is intended to be a formula award plan providing for the grant of nonstatutory stock options to non-employee members of our Board of Directors. It is designed to work automatically, without the need for administration by our Board of Directors or RedEnvelope. To the extent that active administration becomes necessary with respect to this plan and to the extent practicable based upon the composition of our Board of Directors, it will be performed by our Board of Directors without involvement of directors having a personal stake in any of the matters at issue. Unless terminated earlier by our Board of Directors, the 2003 Directors Stock Option Plan will terminate in April 2013. To the extent that it becomes necessary for us to amend the 2003 Directors Stock Option Plan, our Board of Directors may amend it as it determines appropriate, however such amendments may generally not adversely affect the rights of participants holding outstanding awards. We will seek stockholder approval of amendments to this plan to the extent required by applicable law or Nasdaq listing requirements.

      Under the 2003 Directors’ Stock Option Plan, each non-employee director who first becomes a non-employee director after the effective date of the plan will receive an automatic initial grant of an option to purchase 40,000 shares of our common stock upon appointment or election, including Karen Edwards whom we expect to be appointed to our Board of Directors as soon as practicable following the completion of this offering. Initial grants to non-employee directors will vest and become exercisable as to 25% of the shares subject to the option on each of the first four anniversaries of the date of grant. The 2003 Directors’ Stock Option Plan also provides for annual grants, on the date of each annual meeting of our stockholders, to each non-employee director who has served on our Board of Directors for at least six months and who will continue to serve on our Board of Directors thereafter. The annual grant to non-employee directors (other than our non-employee Chairman of the Board) will be an option to purchase 10,000 shares of common stock and the annual grant to any non-employee Chairman of the Board will be an option to purchase 20,000 shares. All annual option grants will vest and become exercisable as to 100% of shares subject to the option on the first anniversary of the date of grant. The exercise price of all stock options granted under the 2003 Directors’ Stock Option Plan shall be equal to the fair market value of a share of our common stock on the date of grant of the option. Options granted under the 2003 Directors’ Stock Option Plan have a term of ten years. However, unvested options will terminate when the optionee ceases to serve as a director and vested options will terminate if they are not exercised within 12 months after the director’s death or disability or within 3 months after the director ceases to serve as a director for any other reason.

      In the event of a change of control of RedEnvelope, the 2003 Directors Stock Option Plan provides that any successor corporation will assume or substitute new awards for options outstanding under the plan. In the event that a successor corporation does not agree to assume or substitute new awards for outstanding options, then the options will accelerate in full as of immediately prior to the change of control and terminate upon the close of the change of control. In the event of a change of control of RedEnvelope in which options are being assumed or new awards substituted for outstanding options and a director’s service on our Board of Directors is being involuntarily terminated other than for cause following the transaction, his or her option will provide for acceleration of vesting of 25% of the then-unvested shares.

The 2003 Directors Stock Option Plan will automatically terminate in April 2013 unless our Board terminates it earlier.

      2003 Employee Stock Purchase Plan. The 2003 Employee Stock Purchase Plan was adopted by our Board of Directors in April 2003 and will become effective on the date of this offering. RedEnvelope will be submitting the 2003 Employee Stock Purchase Plan for approval by our stockholders prior to the closing of this offering. A total of 401,366 shares of our common stock will be made available for issuance under this plan. In addition, our 2003 Employee Stock Purchase Plan provides for annual increases in the number of shares available for issuance under the 2003 Employee Stock Purchase Plan on the first day of each of our fiscal years 2005, 2006, 2007, 2008 and 2009, equal to the lesser of 1% of the outstanding shares of our common stock on the first day of the applicable fiscal year, 106,746 shares or another amount as our board may determine. All share numbers reflected in this plan summary will be automatically proportionately adjusted in the event we undertake certain changes in our capital structure, such as a stock split, stock dividend or other similar transaction.

      Our 2003 Employee Stock Purchase Plan is intended to qualify under Section 423 of the Code. It allows employees to purchase our common stock at a discount to market price through payroll deductions. The plan is structured through a series of consecutive six-month offering periods. Except for the first such offering period, these offering periods generally start on the first trading day on or after May 1st and November 1st of each year and end, respectively, on the last trading day of the next October and April. All eligible employees will automatically be granted an option to participate in the plan and thereby enrolled in the first offering period, but payroll deductions and continued participation in the first offering period will not be determined until after the effective date of the Form S-8 registration statement, which is intended to register the shares reserved for issuance under the 2003 Employee Stock Purchase Plan.

      Our Board of Directors or a committee established by our Board of Directors will administer the 2003 Employee Stock Purchase Plan. In addition, in administering the 2003 Employee Stock Purchase Plan, we intend to comply with other applicable legal and regulatory requirements as may apply from time to time, including any Nasdaq listing requirements. Our Board of Directors or its committee has full and exclusive authority to interpret the terms of the 2003 Employee Stock Purchase Plan and determine eligibility. Our employees and employees of designated subsidiaries, if any, are eligible to participate in the 2003 Employee Stock Purchase Plan if they are customarily employed for at least 20 hours per week and more than 5 months in any calendar year. A participant may not transfer rights granted under the 2003 Employee Stock Purchase Plan other than by will, the laws of descent and distribution or as otherwise provided under the 2003 Employee Stock Purchase Plan. An employee may not be granted an option to purchase stock under the 2003 Employee Stock Purchase Plan if:

•	the employee immediately after grant owns stock possessing 5% or more of the total combined voting power or value of all classes of our capital stock

•	the employee’s rights to purchase stock under all of our employee stock purchase plans accrues at a rate that exceeds $25,000 worth of stock for each calendar year

      Our 2003 Employee Stock Purchase Plan permits participants to purchase common stock through payroll deductions of up to 15% of their eligible compensation, which includes a participant’s base salary commissions, bonuses and overtime compensation. A participant may purchase a maximum of 1,500 shares during a six-month offering period.

      Amounts deducted and accumulated by the participant are used to purchase shares of our common stock at the end of each six-month offering period. The purchase price is 85% of the lower of the fair market value of our common stock at the beginning of the offering period or at the end of the offering period. Participants may end their participation at any time during an offering period prior to a purchase date, at which point their payroll deductions accumulated to date will be returned to them. Participation ends automatically upon termination of employment with us.

      In the event of a change of control of RedEnvelope, the successor corporation may assume or substitute each right to purchase stock outstanding under the 2003 Employee Stock Purchase Plan. If the successor corporation refuses to assume or substitute new awards for these rights, the offering period then in progress will be shortened, and a new exercise date will be set. In such event, the administrator will provide notice of the new exercise date to each optionee at least 10 business days before the new exercise date.

      The administrator has the authority to amend or terminate our 2003 Employee Stock Purchase Plan, except that, subject to certain exceptions described in the 2003 Employee Stock Purchase Plan (including amendments necessary to avoid our incurring adverse accounting charges), no such action may adversely affect any outstanding rights to purchase stock under our 2003 Employee Stock Purchase Plan. We will seek stockholder approval of amendments to the 2003 Employee Stock Purchase Plan to the extent required by applicable tax or other law or by any applicable Nasdaq listing requirements.

      Unless terminated earlier by our Board of Directors, the 2003 Employee Stock Purchase Plan will terminate in April 2023.

      401(k) Plan. Effective January 1999, we adopted the RedEnvelope, Inc. 401(k) plan covering employees. The 401(k) plan is intended to qualify under Section 401(k) of the Internal Revenue Code of 1986, as amended, so that contributions to the 401(k) plan by employees or by RedEnvelope, and the investment earnings thereon, are not taxable to employees until withdrawn from the 401(k) plan, and so that contributions by RedEnvelope, if any, will be deductible by RedEnvelope when made. Under the 401(k) plan, employees may elect to reduce their current compensation by up to the statutorily prescribed annual limit and to have the amount of such reduction contributed to the 401(k) plan. The 401(k) plan permits, but does not require, additional matching contributions to the 401(k) plan by RedEnvelope on behalf of all participants in the 401(k) plan. For fiscal year ended 2003, we made approximately $0.1 million in matching contributions to the 401(k) plan.

Limitations on Directors’ Liability and Indemnification Agreements

      Our Amended and Restated Certificate of Incorporation limits the liability of our directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for any of the following acts:

•	any breach of their duty of loyalty to the corporation or its stockholders

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law

•	unlawful payments of dividends or unlawful stock repurchases or redemptions

•	any transaction from which the director derived an improper personal benefit

Such limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

      Our Amended and Restated Certificate of Incorporation and Bylaws provide that we will indemnify our directors and executive officers and other corporate agents to the fullest extent permitted by law. We believe that indemnification under our Bylaws covers at least negligence and gross negligence on the part of indemnified parties. Our bylaws also permit us to obtain insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether the bylaws would permit indemnification.

      We have entered into agreements to indemnify our directors and executive officers, in addition to the indemnification provided for in our Amended and Restated Certificate of Incorporation and Bylaws, subject to the relevant limitations imposed by Delaware law. These agreements, among other things, provide for indemnification of our directors and executive officers for certain expenses (including attorneys’ fees), judgments, fines and settlement amounts incurred by them in any action or proceeding, including any action by or in the right of RedEnvelope, arising out of their services as a director or executive officer of RedEnvelope, any subsidiary of RedEnvelope or any other company or enterprise to which the person provided services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

      During the last three fiscal years, there has not been any transaction or series of similar transactions to which RedEnvelope was or is a party in which the amount involved exceeded or exceeds $60,000 and in which any director or executive officer of RedEnvelope, any holder of more than 5% of any class of RedEnvelope’s voting securities or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest, other than the compensation arrangements described in “Management” and the transactions set forth below.

      We believe that we have executed all of the transactions set forth below on terms no less favorable to us than we could have obtained from unaffiliated third parties. It is our intention to ensure that all future transactions between us and our officers, directors and principal stockholders and their affiliates, are approved by a majority of the Board of Directors, including a majority of the independent and disinterested members of our Board of Directors, and are on terms no less favorable to us than those that we could obtain from unaffiliated third parties.

Private Placement Financings

      The shares of Series A preferred stock, Series B preferred stock, Series C preferred stock, Series D preferred stock, Series E preferred stock and Series F preferred stock outstanding immediately prior to the offering are convertible into 626,610 shares, 385,122 shares, 876,706 shares, 349,963 shares, 1,899,535 shares and 1,818,241 shares, respectively, of common stock. All share and per share amounts below have been adjusted to reflect a 1 for 11.71 reverse stock split, to be effected prior to the completion of this offering.

      From the inception of RedEnvelope through June 29, 2003, we have issued shares of preferred stock, and in certain cases associated warrants to purchase common stock, in private placement transactions as follows:

•	an aggregate of 675,766 shares of Series A preferred stock in March 1999, in connection with our reincorporation in Delaware, of which 626,610 outstanding shares will convert into 626,610 shares of common stock in connection with this offering.

•	an aggregate of 385,122 shares of Series B preferred stock at $5.86 per share in March 1999(1), which will convert into 385,122 shares of common stock in connection with this offering.

•	an aggregate of 542,006 shares of Series C preferred stock at $37.88 per share in July 1999, which will convert into 857,227 shares of common stock in connection with this offering(2).

•	an aggregate of 12,316 shares of Series C preferred stock at $37.88 per share in September 1999, which will convert into 19,479 shares of common stock in connection with this offering.

•	an aggregate of 194,610 shares of Series D preferred stock at $56.83 per share in November and December 1999, which will convert into 349,963 shares of common stock in connection with this offering.

•	an aggregate of 1,270,092 shares of Series E preferred stock at $23.19 per share in July 2000, which will convert into 1,615,519 shares of common stock in connection with this offering.

•	an aggregate of 163,883 shares of Series E preferred stock at $23.19 per share in August 2000, which will convert into 208,453 shares of common stock in connection with this offering.

•	an aggregate of 32,345 shares of Series E preferred stock at $23.19 per share in September 2000, which will convert into 41,142 shares of common stock in connection with this offering.

•	an aggregate of 27,061 shares of Series E preferred stock at $23.19 per share to Experian Marketing Solutions in March 2001, September 2001, May 2002, December 2002 and March 2003, which will convert into 34,421 shares of common stock in connection with this offering.

•	an aggregate of 1,824,815 shares of Series F preferred stock at $7.47 per share in April 2002, which will convert into 1,803,926 shares of common stock in connection with this offering.

•	an aggregate of 14,481 shares of Series F preferred stock at $7.47 per share in August 2002, which will convert into 14,315 shares of common stock in connection with this offering.

(1)	Prior to and in connection with the Series B private placement, convertible promissory notes issued by RedEnvelope in an aggregate principal amount of $205,500 converted, together with accrued interest, into 35,098 shares of Series B preferred stock, which will convert into 35,098 shares of common stock in connection with this offering.

(2)	Prior to and in connection with the Series C private placement, convertible promissory notes issued by RedEnvelope in an aggregate principal amount of $2,262,879 converted, together with accrued interest, into 59,735 shares of Series C preferred stock, which will convert into 94,475 shares of common stock in connection with this offering. Additionally, in connection with the Series C private placements, warrants to purchase an aggregate of 17,842 shares of common stock at an exercise price of $0.5855 per share were issued, which were later exercised for an aggregate exercise price of $10,446.49 and are no longer outstanding.

      The following table summarizes the shares of preferred stock purchased by executive officers, directors and five-percent or greater stockholders and their affiliated entities since our inception (shown on an as converted to common stock basis).

	Series A	Series B	Series C	Series D	Series E	Series F
	Preferred	Preferred	Preferred	Preferred	Preferred	Preferred
Investors(1)	Stock	Stock	Stock	Stock	Stock	Stock

R. Ian Chaplin(2)	337,883	—	—	—	54,856	264,603
Capital Research & Management Company, on behalf of SMALLCAP World Fund, Inc.(2)	—	—	—	—	274,285	85,996
Direct Equity Partners I, L.P.(2)(3)	—	—	—	—	822,855	—
Direct Equity Partners, L.P.(3)	—	—	—	—	—	3,307
Scott Galloway(2)(4)	337,883	—	—	—	54,856	264,603
Moussenvelope, L.L.C.(2)(5)	—	—	—	—	—	727,661
Sequoia Capital(2)(6)	—	—	668,003	—	109,712	235,496
Sippl Macdonald Ventures(7)	—	51,238	12,569	—	54,856	52,920
Weston Presidio Capital(2)	—	—	—	284,793	66,211	105,841

(1)	Unless otherwise noted, shares held by affiliated persons and entities have been added together for purposes of this chart. See “Principal Stockholders” for a chart of beneficial owners.

(2)	Holder of at least 5% of our common stock as of June 29, 2003.

(3)	Claire Gruppo, who was a member of our Board of Directors until August 2003, is affiliated with Direct Equity Partners, L.P. and has an investment interest in Direct Equity Partners I, L.P.

(4)	Director of RedEnvelope.

(5)	Charles Heilbronn, who is a member of our Board of Directors, is affiliated with Moussenvelope, L.L.C.

(6)	Michael Moritz, who is a member of our Board of Directors, is affiliated with Sequoia Capital.

(7)	Jacqueline A. Macdonald, who is a member of our Board of Directors, is affiliated with Sippl Macdonald Ventures.

Agreements with Management

      We have entered into letter agreements with certain of our executive officers, which contain vesting acceleration or severance benefits upon termination of employment or a change of control of RedEnvelope. See “Management — Employment Agreements” for a description of these letter agreements. Please see “Management — Aggregate Option Exercises and Option Values” and “Principal Stockholders” for a description of the option and stock holdings of our directors and executive officers. Please see “Management — Limitations on Directors’ Liability and Indemnification Agreements” for a description of our indemnification agreements with our directors and executive officers.

      RedEnvelope entered into a Transition Agreement and Release, as amended, with Martin McClanan, the former Chief Executive Officer of RedEnvelope, on September 26, 2001 in connection with the termination of his employment. The Agreement provides for, among other things, a bonus and cash severance payment in the aggregate amount of $170,000, the issuance of 4,015 shares of Series F preferred stock and the extension of the exercise period on Mr. McClanan’s option to purchase common stock.

      The Company entered into a Transition Agreement and Release with Christopher Cunningham, the Company’s former Chief Information Officer on August 22, 2002. The Agreement provides for, among other things, a cash severance payment of $125,000 and the extension of Mr. Cunningham’s option exercise period.

Loans to Management

      In July 1999, in connection with the exercise of an option to purchase common stock granted to Hilary Billings, our Brand Strategist and a member of our Board of Directors, pursuant to our 1999 Stock Plan, we provided a loan to Ms. Billings pursuant to two promissory notes each with an interest rate of 5.74% and with an outstanding aggregate principal amount of approximately $44,000. Each note is secured by a pledge agreement whereby the stock purchased with the notes is pledged as collateral for the notes. As amended in May 2002, the promissory notes are due on July 20, 2007.

Investors’ Rights Agreement

      We have entered into an agreement with the holders of our preferred stock, including entities with which certain of our directors are affiliated, which provides the holders of the preferred stock and certain holders of warrants to purchase our capital stock with rights relating to the registration of their shares of common stock issuable upon conversion of preferred stock, issuable upon exercise of warrants or issuable upon conversion of preferred stock issued upon exercise of warrants. See “Description of Capital Stock — Registration Rights.” These rights will survive this offering and will terminate at such time as Rule 144 or another similar exemption under the Securities Act is available for the sale of all such holders’ securities within a three month period, but in no event later than five years following the closing of this offering.

Indemnification and Employment Agreements

      RedEnvelope has entered into indemnification agreements with its officers and directors containing provisions that may require RedEnvelope, among other things, to indemnify its officers and directors against certain liabilities that may arise by reason of their status or service as officers or directors (other than liabilities arising from willful misconduct and other than as limited by Delaware law) and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. See “Management — Limitation of Liability and Indemnification Matters.” We have also entered into employment agreements with certain of our officers. See “Management — Employment Agreements and Change of Control Arrangements.”

Relationship with PriceWaterhouseCoopers LLP

      PriceWaterhouseCoopers LLP served as our independent auditor for the fiscal year ended April 2, 2000. Daniel Lyle, a member of our Board of Directors since July 2003, was a partner of

PriceWaterhouseCoopers LLP until June 2003. The aggregate consideration paid to PriceWaterhouseCoopers LLP for auditing services performed during the fiscal year ended April 2, 2000 was approximately $160,800.

Certain Option Grants in Current Fiscal Year

      Certain of our executive officers have been granted options to purchase shares of our common stock in the current fiscal year. Specifically, Hilary Billings, our Brand Strategist, was granted an option to purchase 149,444 shares of common stock at an exercise price of $2.22 per share on April 11, 2003, John Roberts, our Senior Vice President of Information Technology and Operations, was granted options to purchase 15,798 shares of common stock at an exercise price of $2.22 per share and 2,988 shares of common stock at an exercise price of $5.86 per share on April 11, 2003 and July 14, 2003, respectively, Pamela Knox, our Senior Vice President of Marketing, was granted an option to purchase 53,372 shares of common stock at an exercise price of $2.22 per share on June 6, 2003, Eric Wong, our Chief Financial Officer and Secretary, was granted an option to purchase 10,674 shares of common stock at an exercise price of $2.22 per share on April 11, 2003, Kathy Herzog, our Vice President of Planning, was granted an option to purchase 4,269 shares of common stock at an exercise price of $2.22 per share on April 11, 2003 and Kristine Dang, our General Merchandising Manager, was granted an option to purchase 6,404 shares of common stock at an exercise price of $2.22 per share on April 11, 2003.

PRINCIPAL STOCKHOLDERS

      The following table sets forth information regarding the beneficial ownership of our common stock as of June 29, 2003, and as adjusted to reflect the sale of 2,200,000 shares of common stock in the offering, of:

•	each person or entity who is known by us to own beneficially more than 5% of our outstanding common stock

•	each of the named executive officers

•	each of our directors

•	all directors and executive officers as a group

      As of June 29, 2003, there were 6,304,568 shares of common stock outstanding and 143 stockholders of RedEnvelope, assuming the automatic conversion of all outstanding preferred stock into common stock and a 1 for 11.71 reverse stock split, each to be effected upon or prior to the completion of this offering. The table is based upon information supplied by officers, directors and principal stockholders. Beneficial ownership is determined in accordance with the rules of the Securities Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options or warrants held by that person that are currently exercisable or will become exercisable within 60 days after June 29, 2003 are deemed outstanding, while such shares shall not be deemed outstanding for purposes of computing percentage ownership of any other person. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock held by them. Except as otherwise noted, the address for each holder of more than 5% of our common stock is c/o RedEnvelope, Inc., 201 Spear Street, 3rd Floor, San Francisco, California.

		Percentage of
		Shares Outstanding
	Number of
Beneficial Owner (Name and Address)	Shares Owned	Before Offering	After Offering

5% Stockholders
Sequoia Capital(1)	1,021,747	16.2%	12.0%
3000 Sand Hill Road, Suite 4-180
Menlo Park, CA 94025
Direct Equity Partners I, L.P.(2)	822,855	13.1%	9.7%
Three First National Plaza, Suite 3800
Chicago, IL 60602
Moussenvelope, L.L.C.(3)	727,661	11.5%	8.6%
9 West 57th Street
Suite 4605
New York, NY 10019
R. Ian Chaplin(4)	636,179	10.1%	7.5%
716 La Canada Street
La Jolla, CA 92037
Weston Presidio(5)	456,845	7.2%	5.4%
2420 Sand Hill Road, Suite 206
Menlo Park, CA 94025
Capital Research & Management Company(6)	360,281	5.7%	4.2%
333 South Hope Street, 55th Floor
Los Angeles, CA 90071

		Percentage of
		Shares Outstanding
	Number of
Beneficial Owner (Name and Address)	Shares Owned	Before Offering	After Offering

Directors and Named Executive Officers
Alison L. May(7)	296,151	4.5%	3.4%
Hilary Billings(8)	371,554	5.6%	4.2%
Kristine N. Dang(9)	32,732	*	*
Kathy M. Herzog(10)	14,515	*	*
Martin McClanan(11)	70,685	1.1%	*
Christopher Cunningham(12)	38,458	*	*
Walter Blum(13)	5,017	*	*
Michael Moritz(14)	1,021,747	16.2%	12.0%
Michael E. Dunn(15)	13,812	*	*
Scott Galloway(16)	636,179	10.1%	7.5%
Charles Heilbronn(17)	727,661	11.5%	8.6%
Daniel R. Lyle	—	—	—
Jacqueline A. Macdonald(18)	174,214	2.8%	2.0%
All directors and executive officers as a group (17 persons)(19)	3,491,111	48.8%	37.3%

*	less than one percent of the outstanding shares of common stock.

(1)	Includes 58,789 shares and 478 shares issuable upon exercise of options exercisable within 60 days of June 29, 2003, all of which options are vested, held by Sequoia Capital Entrepreneurs Fund and 381,931 shares and 3,108 shares issuable upon exercise of options exercisable within 60 days of June 29, 2003, all of which options are vested, held by Sequoia Capital IX and 70,496 shares and 573 shares issuable upon exercise of options exercisable within 60 days of June 29, 2003, all of which options are vested, held by Sequoia Capital IX Principals Fund. SC IX Management LLC is the general partner, general partner and managing member of Sequoia Capital Entrepreneurs Fund, Sequoia Capital IX, and Sequoia Capital IX Principals Fund, respectively, and exercises voting and investment power over the shares held by those entities. Also includes 448,901 shares and 3,926 shares issuable upon exercise of options exercisable within 60 days of June 29, 2003, all of which options are vested, held by Sequoia Capital Franchise Fund and 53,094 shares and 451 shares issuable upon exercise of options exercisable within 60 days of June 29, 2003, all of which options are vested, held by Sequoia Capital Franchise Partners. SCFF Management LLC is the general partner of Sequoia Capital Franchise Fund and Sequoia Capital Franchise Partners and exercises voting and investment power over the shares held by those entities.

(2)	Represents 822,855 shares held by Direct Equity Partners I, L.P. The shares held by Direct Equity Partners I, L.P. may be deemed to be beneficially owned by DEP, L.L.C., the general partner of Direct Equity Partners I, L.P., by Madison Dearborn Capital Partners III, L.P., the controlling member of DEP, L.L.C., by Madison Dearborn Partners III, L.P., the general partner of Madison Dearborn Capital Partners III, L.P., by Madison Dearborn Partners LLC, the general partner of Madison Dearborn Partners III, L.P., and by a committee of limited partners of Madison Dearborn Partners III, L.P.

(3)	Moussescribe, which is the general partner of Moussecapade, L.P., which is the managing member of Moussenvelope, LLC, exercises voting and investment power over the shares held by this entity through its directors Charles Heilbronn, Michael Rena and Jean Elizabeth Hoysradt. Messrs. Heilbronn, Rena and Ms. Hoysradt disclaim beneficial ownership of the shares, except to the extent of their pecuniary interests therein.

(4)	Includes 61,686 shares held by Galloway & Chaplin Capital, G.P. and 264,603 shares held by GCC RedEnvelope, of which Mr. Chaplin is a general partner of each entity. Mr. Chaplin disclaims beneficial ownership of the shares held by those entities, except to the extent of his pecuniary interest therein. Also includes 309,890 shares held by Mr. Chaplin, of which Mr. Chaplin has granted options to purchase 33,532 shares to certain individuals.

(5)	Includes 435,227 shares held by Weston Presidio Capital III, L.P. and 21,618 shares held by WPC Entrepreneur Fund, L.P. Weston Presidio Capital Management III, LLC is the general partner of Weston Presidio Capital III, L.P. and WPC Entrepreneur Fund, L.P. and exercises voting power over the shares held by these entities through its managing members Michael Lazarus and Michael Cronin. Investment decisions for Weston Presidio Capital Management III, LLC are made by the Weston Presidio investment committee, currently comprised of Michael Lazarus, Michael Cronin and James McElwee. Messrs. Lazarus, Cronin and McElwee disclaim beneficial ownership of the shares, except to the extent of their pecuniary interests therein.

(6)	Includes 360,281 shares held by SMALLCAP World Fund, Inc in the nominee name Clipperbay & Co. Capital Research & Management Company, an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, as amended, is the investment adviser to SMALLCAP World Fund, Inc.

(7)	Represents 296,151 shares issuable upon exercise of options exercisable within 60 days of June 29, 2003, of which 98,716 options are vested at that time.

(8)	Includes 75,907 shares, of which 696 shares are subject to repurchase by RedEnvelope, and 295,647 shares issuable upon exercise of options exercisable within 60 days of June 29, 2003, of which 158,152 options are vested at that time.

(9)	Includes 13,007 shares and 19,725 shares issuable upon exercise of options exercisable within 60 days of June 29, 2003, of which 7,046 options are vested at that time.

(10)	Represents 14,515 shares issuable upon exercise of options exercisable within 60 days of June 29, 2003, of which 4,197 options are vested at that time.

(11)	Includes 3,969 shares and 66,716 shares issuable upon exercise of options exercisable within 60 days of June 29, 2003, all of which options are vested.

(12)	Includes 38,458 shares issuable upon exercise of options exercisable within 60 days of June 29, 2003, all of which options are vested.

(13)	Represents 5,017 shares issuable upon exercise of options exercisable within 60 days of June 29, 2003, all of which options will expire if not exercised prior to that time.

(14)	Includes 58,789 shares and 478 shares issuable upon exercise of options exercisable within 60 days of June 29, 2003, all of which options are vested, held by Sequoia Capital Entrepreneurs Fund and 381,931 shares, 3,108 shares issuable upon exercise of options exercisable within 60 days of June 29, 2003, all of which options are vested, held by Sequoia Capital IX and 70,496 shares and 573 shares issuable upon exercise of options exercisable within 60 days of June 29, 2003, all of which options are vested, held by Sequoia Capital IX Principals Fund. SC IX Management LLC is the general partner, general partner and managing member of Sequoia Capital Entrepreneurs Fund, Sequoia Capital IX, and Sequoia Capital IX Principals Funds, respectively, and exercises voting and investment power over the shares held by those entities. Also includes 448,901 shares and 3,926 shares issuable upon exercise of options exercisable within 60 days of June 29, 2003, all of which options are vested, held by Sequoia Capital Franchise Fund and 53,094 shares and 451 shares issuable upon exercise of options exercisable within 60 days of June 29, 2003, all of which options are vested, held by Sequoia Capital Franchise Partners. SCFF Management LLC is the general partner of Sequoia Capital Franchise Fund and Sequoia Capital Franchise Partners and exercises voting and investment power over the shares held by those entities. Mr. Moritz is a general partner or managing member, as applicable, of those entities and disclaims beneficial ownership of the shares, except to the extent of his pecuniary interest therein.

(15)	Represents 1,280 shares issuable upon exercise of options exercisable within 60 days of June 29, 2003, of which 266 are vested at that time and 12,532 shares issuable upon exercise of options granted to Mr. Dunn by R. Ian Chaplin and Scott Galloway.

(16)	Includes 61,686 shares held by Galloway & Chaplin Capital, G.P. and 264,603 shares held by GCC RedEnvelope, of which Mr. Galloway is a general partner of each entity. Mr. Galloway disclaims beneficial ownership of the shares held by those entities, except to the extent of his pecuniary interest therein. Also includes 309,890 shares held by Mr. Galloway, of which shares, Mr. Galloway has granted options to purchase 33,532 shares to certain individuals.

(17)	Represents 727,661 shares held by Moussenvelope, LLC. Mr. Heilbronn is a director of Moussescribe LLC, the general partner of Moussescapade, L.P., which is the managing member of Moussenvelope, LLC and which holds voting and investment power over the shares held by this entity. Mr. Heilbronn disclaims beneficial ownership of the shares, except to the extent of his pecuniary interest therein.

(18)	Includes 79,668 shares held by Sippl Macdonald Ventures II, L.P. Sippl Macdonald Management LLC is the general partner of Sippl Macdonald Ventures II, L.P. and exercises voting and investment power over the shares held by this entity through its managing members Roger Sippl and Jacqueline Macdonald. Also includes 94,546 shares held by Sippl Macdonald Ventures III, L.P. Sippl Macdonald Management III, LLC is the general partner of Sippl Macdonald Ventures III, L.P. and exercises voting and investment power over the shares held by this entity through its managing members, Roger Sippl and Jacqueline Macdonald. Ms. Macdonald and Mr. Sippl disclaim beneficial ownership of the shares, except to the extent of their pecuniary interests therein.

(19)	See footnotes (7) through (18). Also includes 17,078 shares held by Eric Wong issuable upon exercise of options exercisable within 60 days of June 29, 2003, none of which options are vested at that time, 10,674 shares held by Kristel Craven issuable upon exercise of options exercisable within 60 days of June 29, 2003, of which 2,668 options are vested at that time, 15,798 shares held by John Roberts issuable upon exercise of options exercisable within 60 days of June 29, 2003, none of which options are vested at that time, and 53,372 shares held by Pamela Knox issuable upon exercise of options exercisable within 60 days of June 29, 2003, of which 10,674 options are vested at that time.

DESCRIPTION OF CAPITAL STOCK

      Upon the completion of this offering, RedEnvelope will be authorized to issue 100,000,000 shares of common stock, $0.01 par value per share, and 2,000,000 shares of undesignated preferred stock, $0.01 par value per share. All share and per share amounts have been adjusted to give effect to the automatic conversion of all preferred stock into common stock and a 1 for 11.71 reverse stock split, each to be effected on or prior to completion of this offering.

Common Stock

      As of June 29, 2003, there were 6,304,568 shares of common stock outstanding, as adjusted to reflect the conversion of all outstanding shares of preferred stock held of record by 143 stockholders. In addition, options to purchase 1,008,395 shares of common stock and warrants exercisable for 78,655 shares of common stock were also outstanding. After this offering, there will be 8,504,568 shares of common stock outstanding (assuming no exercise of the underwriters’ overallotment option or exercise of outstanding options under RedEnvelope’s stock plans).

      The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by our Board of Directors out of funds legally available for that purpose. Under the terms of our credit agreement with CapitalSource Finance LLC, our ability to pay dividends is contractually prohibited during the term of that agreement. See “Dividend Policy.” In the event of liquidation, dissolution or winding up of RedEnvelope, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to the prior distribution rights of any outstanding preferred stock. The common stock has no preemptive or conversion rights or other subscription rights. The outstanding shares of common stock are, and the shares of common stock to be issued upon completion of this offering will be, fully paid and non-assessable.

Preferred Stock

      Upon the closing of this offering, all outstanding shares of preferred stock will be converted into 5,956,177 shares of common stock and the preferred stock will automatically be retired. Thereafter, our Board of Directors will have the authority, without further action by the stockholders, to issue up to 2,000,000 shares of preferred stock, $0.01 par value, in one or more series. Our Board of Directors will also have the authority to designate the rights, preferences, privileges and restrictions of each such series, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of RedEnvelope without further action by the stockholders. The issuance of preferred stock with voting and conversion rights may also adversely affect the voting power of the holders of common stock. In certain circumstances, an issuance of preferred stock could have the effect of decreasing the market price of the common stock. Upon the closing of this offering, no shares of preferred stock will be outstanding. We currently have no plans to issue any shares of preferred stock.

Warrants

      As of June 29, 2003, there was a warrant outstanding to purchase an aggregate of 791 shares of common stock at an exercise price of $56.88 per share, which survives the closing of this offering. In addition, there was a warrant outstanding to purchase an aggregate of 17,079 shares of common stock at an exercise price of $1.64 per share, which survives the closing of this offering. Finally, there were warrants outstanding to purchase an aggregate of 61,499 shares of preferred stock at a weighted average exercise price of $7.47 per share, which survive the closing of this offering and which will convert into warrants to purchase an aggregate of 60,795 shares of common stock at a weighted average exercise price of $7.56 per share upon the closing of this offering.

Registration Rights

      The holders of 5,964,986 shares of common stock and warrants to purchase 78,665 shares of common stock or their transferees will be entitled to certain rights with respect to the registration of such shares under the Securities Act. These rights are provided under the terms of an agreement between RedEnvelope and the holders of these securities. Subject to limitations in the agreement, the holders of at least 40% of these securities then outstanding may require, on three occasions beginning six months after the date of this prospectus, that RedEnvelope use its best efforts to register these securities for public resale if registration on Form S-3 is not available. If RedEnvelope registers any of its common stock either for its own account or for the account of other security holders, the holders of these securities are entitled to include their shares of common stock in that registration, subject to the ability of the underwriters to limit the number of shares included in the offering. The holders of at least 20% of these securities then outstanding may also require RedEnvelope, on four occasions but not more than twice in any twelve-month period, to register all or a portion of these securities on Form S-3 when the use of that form becomes available to RedEnvelope, provided, among other limitations, that the proposed aggregate selling price is at least $2,000,000, net of any underwriters’ discounts or commissions. RedEnvelope will be responsible for paying all registration expenses (including the reasonable fees of legal counsel for the selling holders), and the holders selling their shares will be responsible for paying all selling expenses.

Delaware Anti-Takeover Law and Certain Provisions of our Amended and Restated Certificate of Incorporation and Bylaws

      Provisions of Delaware law and RedEnvelope’s Amended and Restated Certificate of Incorporation and Bylaws to be effective upon the closing of this offering could make the acquisition of RedEnvelope and the removal of incumbent directors more difficult. These provisions are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of RedEnvelope to negotiate with us first.

      Delaware Law. RedEnvelope is subject to the provisions of Section 203 of the Delaware law. In general, the statute prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date that the person became an interested stockholder unless, subject to exceptions, the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior, did own, 15% or more of the corporation’s voting stock. These provisions may have the effect of delaying, deferring or preventing a change in control of RedEnvelope without further action by the stockholders.

      Certificate of Incorporation and Bylaw Provisions. RedEnvelope’s Amended and Restated Certificate of Incorporation to be effective upon the closing of this offering provides that stockholder action can be taken only at an annual or special meeting of stockholders and may not be taken by written consent. In addition, our Amended and Restated Certificate of Incorporation authorizes undesignated preferred stock, making it possible for our Board of Directors to issue, without further stockholder action, preferred stock having voting or other rights or preferences that could prevent or make more difficult an attempted hostile takeover of RedEnvelope. Our Bylaws to be effective upon the closing of this offering provide that special meetings of stockholders can be called only by our Board of Directors, the Chairman of our Board, if any, or our President. Moreover, the business permitted to be conducted at any special meeting of stockholders is limited to the business brought before the meeting by our Board of Directors, the Chairman of our Board, if any, or our President. The Bylaws set forth an advance notice procedure with regard to the nomination, other than by or at the direction of our Board of Directors, of candidates for election as directors and with regard to business to be brought before an annual meeting of stockholders.

Nasdaq National Market Listing

      Our shares will be listed on the Nasdaq National Market under the symbol “REDE.”

Transfer Agent

      The Transfer Agent and Registrar for our common stock is American Stock Transfer & Trust Co. The transfer agent’s address is 59 Maiden Lane, Plaza Level, New York, NY 10038.

SHARES ELIGIBLE FOR FUTURE SALE

      Prior to this offering, there has been no public market for our common stock. We cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock prevailing from time to time. Nevertheless, sales of substantial amounts of our common stock in the public market could adversely affect the market price of our common stock and could impair our future ability to raise capital through the sale of our equity securities.

      Upon the completion of this offering, we will have 8,504,568 shares of our common stock outstanding, assuming no exercise of the underwriters’ over-allotment option and no exercise of outstanding options or warrants after June 29, 2003. Of these outstanding shares, the 2,200,000 shares sold in this offering will be freely tradable, except that any shares held by our “affiliates” as that term is defined in Rule 144 promulgated under the Securities Act, may only be sold in compliance with the limitations described below. The remaining 6,304,568 shares of our common stock will continue to be deemed “restricted securities” as defined under Rule 144. Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 promulgated under the Securities Act, which are summarized below. In addition, all of our stockholders have entered into market stand-off agreements with us and/or lock-up agreements with WR Hambrecht+Co whereby they have agreed not to sell any of their stock for 180 days following the date of this prospectus. Subject to the provisions of Rule 144 and Rule 701, additional shares will be available for sale in the public market as follows:

•	beginning on the effective date of the registration statement, the 2,200,000 shares sold in this offering will be immediately available for sale in the public market

•	after 180 days following the effective date of the registration statement 6,300,963 additional shares will become eligible for sale in the public market, subject to compliance with Rule 144 and Rule 701 as described below

•	the remaining 3,605 shares will be eligible for sale in March 2004, subject to compliance with Rule 144

Lock-Up Agreements

      Each of our officers, directors, one percent or greater stockholders and certain other stockholders have agreed, subject to specified exceptions, that, without prior written consent of WR Hambrecht+Co, they will not offer, sell, contract to sell, pledge, grant any option to sell, or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exercisable for shares of our common stock, or warrants or other rights to purchase our common stock during the 180-day period following the effective date of the registration statement. WR Hambrecht+Co, may, in its sole discretion, permit early release of shares subject to the lock-up agreements. In considering any request to release shares subject to a lock-up agreement, WR Hambrecht+Co will consider the possible impact of the release of the shares on the trading price of the stock sold in the offering. WR Hambrecht+Co does not have any present intention or any understandings, implicit or explicit, to release any of the shares subject to the lock-up agreements prior to the expiration of these lock-up periods.

Rule 144

      In general, under Rule 144 as currently in effect, a person, or group of persons whose shares are required to be aggregated, including an affiliate of RedEnvelope, who has beneficially owned shares for at least one year, is entitled to sell within any three-month period, a number of shares that does not exceed the greater of one percent of the then outstanding shares of our common stock, or the average weekly trading volume in our common stock during the four calendar weeks preceding the date on which notice of the sale is filed. In addition, a person who is not deemed to have been an affiliate at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years would be entitled to sell those shares under Rule 144(k) without regard to the requirements described above. When a person acquires shares from one of our affiliates, that person’s holding period for the purpose of effecting a sale under Rule 144 would commence on the date of transfer from the affiliate.

Rule 701

      In general, under Rule 701 of the Securities Act, an employee, officer, director, consultant or advisor who purchased shares from us in connection with a compensatory stock or option plan or other written agreement in compliance with Rule 701 is eligible to resell those shares in reliance on Rule 144, but without compliance with certain restrictions, including the holding period contained in Rule 144. However, the shares issued pursuant to Rule 701 are subject to the lock-up agreements described above and under “Plan of Distribution” and will only become eligible for sale upon the expiration of those agreements.

Registration of Shares Issued Pursuant to Benefits Plans

      We intend to file registration statements under the Securities Act as promptly as possible after the effective date of this offering to register shares to be issued pursuant to our employee benefit plans. As a result, any options or rights exercised under our 1999 Stock Plan, our 2003 Employee Stock Purchase Plan, our 2003 Directors’ Stock Option Plan or any other benefit plan after the effectiveness of the registration statements will also be freely tradable in the public market, subject to the market stand-off and lock-up agreements discussed above. However, such shares held by affiliates will still be subject to the volume limitation, manner of sale, notice and public information requirements of Rule 144. As of June 29, 2003, there were outstanding options under our benefit plans for the purchase of 999,859 shares of common stock, with an average exercise price of $3.45, each of which options were exercisable and subject to a standard repurchase option in favor of RedEnvelope to the extent such shares were not vested, in accordance with the terms of the grant.

PLAN OF DISTRIBUTION

      In accordance with the terms of the underwriting agreement between WR Hambrecht+Co, LLC, and Pacific Crest Securities Inc., as representatives of the underwriters, and us, the underwriters have agreed to purchase from us that number of shares of common stock set forth opposite the underwriter’s name below at the public offering price less the underwriting discounts and commissions described on the cover page of this prospectus.

Underwriters	Number of Shares

WR Hambrecht+Co, LLC
Pacific Crest Securities Inc.

Total	2,200,000

      The underwriting agreement provides that the obligations of the underwriters are subject to conditions, including the absence of any material adverse change in our business, and the receipt of certificates, opinions and letters from us, counsel and independent accountants. Subject to those conditions, the underwriters are committed to purchase all of the shares of our common stock offered by this prospectus if any of the shares are purchased.

      The underwriters propose to offer the shares of our common stock directly to the public at the offering price set forth on the cover page of this prospectus, as this price is determined by the OpenIPO process described below, and to certain dealers at this price less a concession not in excess of $           per share. The underwriters may allow, and dealers may reallow, a concession not to exceed $           per share on sales to other dealers. Any dealers that participate in the distribution of our common stock may be deemed to be underwriters within the meaning of the Securities Act, and any discount, commission or concession received by them and any provided by the sale of the shares by them may be deemed to be underwriting discounts and commissions under the Securities Act. After completion of the initial public offering of the shares, the public offering price may be changed by the underwriters in the event that a prospective purchaser in the offering has defaulted in their purchase of shares, requiring sale of those shares at the market price at the time of sale.

      The following table shows the per share and total underwriting discount to be paid to the underwriters by us in connection with this offering. The underwriting discount has been determined through negotiations between us and the underwriters, and has been calculated as a percentage of the offering price. These amounts are shown assuming both no exercise and full exercise of the over-allotment option.

	Per Share	No Exercise	Full Exercise

Public Offering Price
Underwriting Discounts
Proceeds, before expenses, to us

      The expenses of the offering, exclusive of the underwriting discounts, will be approximately $1.2 million. These fees and expenses are payable entirely by us. These fees include, among other things, our legal and accounting fees, printing expenses, expenses incurred in connection with meetings with potential investors, filing fees of the Securities and Exchange Commission and the National Association of Securities Dealers, Inc., fees of our transfer agent and registrar and the listing fees of the Nasdaq National Market.

      An electronic prospectus is available on the website maintained by WR Hambrecht+Co, and may also be made available on websites maintained by other underwriters, selected dealers and selling group members participating in this offering. Other than the prospectus in electronic format, the information on these websites is not part of this prospectus and has not been approved or endorsed by us.

The OpenIPO Auction Process

      The distribution method being used in this offering is known as the OpenIPO auction, which differs from methods traditionally used in underwritten public offerings. In particular, the public offering price and the allocation of shares are determined primarily by an auction conducted by the underwriters. All qualified individual and institutional investors may place bids in an OpenIPO auction and investors submitting valid bids have an equal opportunity to receive an allocation of shares.

      The following describes how the underwriters and some selected dealers conduct the auction process and confirm bids from prospective investors:

•	Before the registration statement relating to this offering becomes effective, the underwriters and participating dealers solicit bids from prospective investors through the Internet and by telephone and facsimile. The bids specify the number of shares of our common stock the potential investor proposes to purchase and the price the potential investor is willing to pay for the shares. These bids may be above or below the range set forth on the cover page of the prospectus. The minimum size of any bid is 100 shares.

•	The shares offered by this prospectus may not be sold, nor may offers to buy be accepted, prior to the time that the registration statement filed with the Securities and Exchange Commission becomes effective. A bid received by the underwriters or a dealer involves no obligation or commitment of any kind prior to the closing of the auction. Bids can be modified or revoked at any time prior to the closing of the auction.

•	Approximately two business days prior to the registration statement being declared effective, prospective investors receive, by e-mail, telephone or facsimile, a notice indicating the proposed effective date.

•	After the registration statement relating to this offering has become effective, potential investors who have submitted bids to the underwriters or a dealer are contacted by e-mail, telephone or facsimile. Potential investors are advised that the registration statement has been declared effective and are requested to confirm their bids.

•	The auction will close after the registration statement becomes effective at a time agreed to by us and WR Hambrecht+Co, which we anticipate will be immediately after the close of trading on the Nasdaq National Market on the same day on which the registration statement is declared effective. However, the date on which the auction will close cannot currently be predicted and will be determined by us and WR Hambrecht+Co based on general market conditions during the period after the registration statement is declared effective. If we are unable to determine a public offering price, close the auction and file a final prospectus with the Securities and Exchange Commission within 15 days after the registration statement is initially declared effective, we will be required to file with the Commission and have declared effective a post- effective amendment to the registration statement before the auction may be closed and before any bids may be accepted. If we are unable to close the auction within 15 days after the registration statement is initially declared effective, the underwriters or dealers will reconfirm all bids by either telephone or email following the filing and effectiveness of the post-effective amendment. After the registration statement has been declared effective, the public offering price of the common stock may be set at a price that is outside the range set forth on the cover of the prospectus.

•	All bids that are not confirmed before the time specified by WR Hambrecht+Co, or if the time is not specified, by the close of the auction, are deemed withdrawn.

•	Once a potential investor affirmatively confirms its previous bid, the confirmation remains valid unless subsequently withdrawn by the potential investor. Potential investors are able to withdraw their bids at any time before the close of the auction by notifying the underwriters or a participating dealer.

•	If the public offering price range is changed before or after a potential investor affirmatively confirms a bid, or if the public offering price is outside the public offering range previously provided to the potential investor in the prospectus, the underwriters and participating dealers notify potential investors of the change and that offers will not be accepted until the potential investor has again reconfirmed its bid regardless of whether the potential investor’s initial bid was above, below or at the public offering price.

•	Following the closing of the auction, the underwriters determine the highest price at which all of the shares offered, including shares that may be purchased by the underwriter to cover any over-allotments, may be sold to potential investors. This price, which is called the “clearing price,” is determined based on the results of all valid bids at the time the auction is closed. The clearing price is not necessarily the public offering price, which is set as described in “Determination of Public Offering Price” below. The public offering price determines the allocation of shares to potential investors, with all bids submitted at or above the public offering price receiving a pro rata portion of the shares bid for.

•	Once the auction closes and a clearing price is set as described below, the underwriters or a participating dealer accept the bids from those bidders whose bid is at or above the public offering price but may allocate to a prospective investor fewer shares than the number included in the investor’s bid.

•	Bidders receiving a pro rata portion of the shares bid receive an allocation of shares on a round lot basis, rounded to multiples of 100 or 1000 shares, depending on the size of the bid. No bids are rounded to a round lot higher than the original bid size. Because bids may be rounded down to round lots in multiples of 100 or 1000 shares, some bidders may receive allocations of shares that reflect a greater percentage decrease in their original bid than the average pro rata decrease. Thus, for example, if a bidder has confirmed a bid for 200 shares, and there is an average pro rata decrease of all bids of 30%, the bidder may receive an allocation of 100 shares (a 50% decrease from 200 shares) rather than receiving an allocation of 140 shares (a 30% decrease from 200 shares). In addition, some bidders may receive allocations of shares that reflect a lesser percentage decrease in their original bid than the average pro rata decrease. For example, if a bidder has confirmed a bid for 100 shares, and there is an average pro rata decrease of all bids of 30%, the bidder may receive an allocation of all 100 shares to avoid having the bid rounded down to zero.

•	The underwriters or a participating dealer notifies successful bidders by e-mail, telephone or facsimile or mail that the auction has closed and that their confirmed bids have been accepted. Other bidders are notified that their bids have not been accepted.

•	Potential investors may at any time expressly request that all, or any specific, communications between them and the underwriter and participating dealers be made by specific means of communication, including e-mail, telephone and facsimile.

      The underwriters and selected dealers that participate in this offering may request prospective investors to confirm their bids prior to the effective date of the registration statement, if that practice is used by these institutions in connection with initial public offerings that are not conducted using the OpenIPO process. Bidders should carefully review the procedures of, and communications from, the institution through which they bid to purchase our shares. In general, approximately two business days before the registration statement is declared effective, the underwriters and dealers will request potential investors to reconfirm the bids that they have submitted. If a bid is not reconfirmed prior to the close of the auction, it is rejected. If a bid is reconfirmed, it may still be modified or revoked prior to the auction closing; however, if the reconfirmed bid is not revoked prior to the effectiveness of the registration statement and the closing of the auction, it is considered a firm bid and may be accepted at the closing of the auction. The underwriters and these dealers will also seek reconfirmation of bids in the event that the price range of the offering is changed, or if the initial public offering price is set at a price that is outside the range that has previously been provided to potential investors.

Determination of Public Offering Price

      The public offering price for this offering is ultimately determined by negotiation between the underwriters and us after the auction closes and does not necessarily bear any direct relationship to our assets, current earnings or book value or to any other established criteria of value, although these factors are considered in establishing the initial public offering price. Prior to the offering, there has been no public market for our common stock. The principal factor in establishing the public offering price is the clearing price resulting from the auction.

      The clearing price is the highest price at which all of the shares offered, including the shares that may be purchased by the underwriters to cover any over-allotments, may be sold to potential investors, based on the valid bids at the time the auction is run. The shares subject to the underwriters’ over-allotment option are used to calculate the clearing price whether or not the option is actually exercised.

      Factors considered in determining the initial public offering price include an assessment of our management, operating results, capital structure and business potential and the demand for similar securities of comparable companies. Changes, if any, in the public offering price are based primarily on the bids received.

      The public offering price may be lower, but will not be higher, than the clearing price based on negotiations between the underwriters and us. The public offering price always determines the allocation of shares to potential investors. Therefore, if the public offering price is below the clearing price, all bids that are at or above the public offering price receive a pro rata portion of the shares bid for. If sufficient bids are not received, or if we do not consider the clearing price to be adequate, or if we and the underwriters are not able to reach agreement on the public offering price, then we and the underwriters will either postpone or cancel this offering. Alternatively, we may file a post-effective amendment to the registration statement in order to conduct a new auction.

      The following simplified example illustrates how the public offering price is determined through the auction process:

Company X offers to sell 1,000 shares in its public offering through the auction process. The underwriters, on behalf of Company X, receive five bids to purchase, all of which are kept confidential until the auction closes.

The first bid is to pay $10.00 per share for 200 shares. The second bid is to pay $9.00 per share for 300 shares. The third bid is to pay $8.00 per share for 600 shares. The fourth bid is to pay $7.00 per share for 400 shares. The fifth bid is to pay $6.00 per share for 800 shares.

Assuming that all of these bids are confirmed and not withdrawn or modified before the auction closes, and assuming that no additional bids are received, the clearing price used to determine the public offering price would be $8.00 per share, which is the highest price at which all 1,000 shares offered may be sold to potential investors who have submitted valid bids. However, the shares may be sold at a price below $8.00 per share based on negotiations between Company X and the underwriters.

If the public offering price is the same as the $8.00 per share clearing price, the underwriters would confirm bids at or above $8.00 per share. Because 1,100 shares were bid for at or above the clearing price, each of the three potential investors who bid $8.00 per share or more would receive approximately 90% of the shares for which bids were made. The two potential investors whose bids were below $8.00 per share would not receive any shares in this example.

If the public offering price is $7.00 per share, the underwriters would confirm bids that were made at or above $7.00 per share. No bids made at a price of less than $7.00 per share would be accepted. The four potential investors with the highest bids would receive a pro rata portion of the 1,000 shares offered, based on the 1,500 shares they requested, or two-thirds of the shares for which bids were made. The potential investor with the lowest bid would not receive any shares in this example.

Because bids that are reduced on a pro rata basis may be rounded down to round lots, a potential investor may be allocated less than two-thirds of the shares bid for. Thus, the potential investor who bid for 200 shares may receive a pro rata allocation of 100 shares (one-half of the shares bid for), rather than receiving a pro rata allocation of 133 shares (two-thirds of the shares bid for).

      The following table illustrates the example described above, before rounding down any bids to the nearest round lot, assuming that the initial public offering price is set at $8.00 per share. The table also assumes that these bids are the final bids, and that they reflect any modifications that have been made to reflect any prior changes to the offering range, and to avoid the issuance of fractional shares.

	Initial Public Offering of Company X

	Bid Information			Auction Results

					Approximate
		Cumulative			Allocated
	Shares	Shares		Shares	Requested	Clearing	Amount
	Requested	Requested	Bid Price	Allocated	Shares	Price	Raised

	200	200	$10.00	180	90%	$8.00	$1,440
	300	500	9.00	270	90	8.00	2,160
Clearing Price	600	1,100	8.00	550	90	8.00	4,400
	400	1,500	7.00	—	—	—	—
	800	2,300	6.00	—	—	—	—

Total				1,000			$8,000

Requirements for Valid Bids

      Valid bids are those that meet the requirements, including eligibility, account status and size, established by the underwriters or participating dealers. In order to open a brokerage account with WR Hambrecht+Co, a potential investor must deposit $2,000 in its account. This brokerage account will be a general account subject to WR Hambrecht+Co’s customary rules, and will not be limited to this offering. In addition, once the registration statement becomes effective and the auction closes, a prospective investor submitting a bid through a WR Hambrecht+Co brokerage account must have an account balance equal to or in excess of the amount of its bid or its bid is not accepted by WR Hambrecht+Co. However, other than the $2,000 described above, prospective investors are not required to deposit any money into their accounts until after the registration statement becomes effective. No funds will be transferred to WR Hambrecht+Co, and any amounts in excess of $2,000 may be withdrawn at any time until the acceptance of the bid and the subsequent closing of this offering. Conditions for valid bids, including eligibility standards and account funding requirements of other participating dealers other than WR Hambrecht+Co, may vary.

The Closing of the Auction and Allocation of Shares

      The auction closes on a date estimated and publicly disclosed in advance by the underwriters on the website of WR Hambrecht+Co at www.wrhambrecht.com and www.openipo.com. The 2,200,000 shares offered by this prospectus, or 2,530,000 shares if the underwriters’ over-allotment option is exercised in full, will be purchased from us by the underwriters and sold through the underwriters and participating dealers to investors who have submitted valid bids at or higher than the public offering price. These investors are notified by e-mail, telephone, voice mail, facsimile or mail as soon as practicable following the closing of the auction that their bids have been accepted.

      Each participating dealer has agreed with the underwriters to sell the shares it purchases from the underwriters in accordance with the auction process described above, unless the underwriters otherwise consent. The underwriters reserve the right to reject bids that the underwriters deem manipulative or disruptive in order to facilitate the orderly completion of this offering, and the underwriters reserve the right, in exceptional circumstances, to alter this method of allocation as the underwriters deem necessary to ensure a fair and orderly distribution of the shares of our common stock. For example, large orders may be reduced to ensure a public distribution and bids may be rejected or reduced by the underwriters or participating dealers based on eligibility or creditworthiness criteria. In addition, the underwriters or the participating dealers may reject or reduce a bid by a prospective investor who has engaged in practices that could have a manipulative, disruptive or otherwise adverse effect on the offering.

      Some dealers participating in the selling group may submit firm bids that reflect indications of interest from their customers that they have received at prices within the initial public offering price range. In these cases, the dealer submitting the bid is treated as the bidder for the purposes of determining the clearing price and allocation of shares.

      Price and volume volatility in the market for our common stock may result from the somewhat unique nature of the proposed plan of distribution. Price and volume volatility in the market for our common stock after the completion of this offering may adversely affect the market price of our common stock.

      We have granted to the underwriters an option, exercisable no later than 30 days after the date of this prospectus, to purchase up to an aggregate of 330,000 additional shares of our common stock from us at the offering price, less the underwriting discounts and commissions set forth on the cover page of this prospectus. To the extent that the underwriters exercise this option, they will have a firm commitment to purchase the additional shares and we will be obligated to sell the additional shares to the underwriters. The underwriters may exercise the option only to cover over-allotments made in connection with the sale of shares offered. The underwriting agreement provides that we will indemnify the underwriters against specified liabilities, including liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make.

      We have agreed not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any shares of common stock, or any options or warrants to purchase common stock other than the shares of common stock or options to acquire common stock issued under our stock plans, for a period of 180 days after the date of this prospectus, except with the prior written consent of WR Hambrecht+Co. Each of our officers, directors and one percent stockholders have agreed, subject to specified exceptions, that, without prior written consent of WR Hambrecht+Co, they will not offer, sell, contract to sell, pledge, grant any option to sell, or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exercisable for shares of our common stock, or warrants or other rights to purchase our common stock during the 180-day period following the date of this prospectus. Certain other stockholders have also agreed, subject to specified exceptions, that, without prior written consent of WR Hambrecht+Co, they will not offer, sell, contract to sell, pledge, grant any option to sell, or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exercisable for shares of our common stock, or warrants or other rights to purchase our common stock during the 180-day period following the date of this prospectus. WR Hambrecht+Co, may, in its sole discretion, permit early release of shares subject to the lock-up agreements. In considering any request to release shares subject to a lock-up agreement WR Hambrecht+Co will consider the possible impact of the release of the shares on the trading price of the stock sold in the offering. WR Hambrecht+Co does not have any present intention or any understandings, implicit or explicit, to release any of the shares subject to the lock-up agreements prior to the expiration of these lock-up periods.

      In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from us in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

      These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

      WR Hambrecht+Co and Pacific Crest Securities Inc. currently intend to act as market makers for the common stock following this offering. However, they are not obligated to do so and may discontinue any market making at any time.

Indemnity

      The underwriting agreement contains covenants of indemnity between the underwriters and us against certain civil liabilities, including liabilities under the Securities Act, and liabilities arising from breaches of representations and warranties contained in the underwriting agreement.

Listing

      We have applied to list our common stock on Nasdaq National Market under the proposed trading symbol “REDE.”

LEGAL MATTERS

      The validity of the shares of common stock offered by this prospectus will be passed upon for us by Venture Law Group, A Professional Corporation, Menlo Park, California. Certain legal matters in connection with this offering will be passed upon for the underwriters by Morrison & Foerster LLP, San Francisco, California. As of the date of this prospectus, certain attorneys of Venture Law Group and an investment entity affiliated with Venture Law Group own an aggregate of 13,519 shares of our common stock.

EXPERTS

      The financial statements as of March 31, 2002 and March 30, 2003 and for each of the three years in the period ended March 30, 2003 included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the restatement of net loss per share discussed in Note 1), and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

      We have filed with the SEC a registration statement on Form S-1, of which this prospectus is a part, under the Securities Act with respect to the common stock offered in this offering. This prospectus, which is part of the registration statement, does not contain all of the information included in the registration statement or the accompanying exhibits and schedules. For additional information about us and our common stock, you should refer to the registration statement and the accompanying exhibits and schedules. Statements contained in this prospectus regarding the contents of any contract, agreement or other document to which we make reference are not necessarily complete. In each instance, we make reference to the copy of the contract, agreement or other document filed as an exhibit to the registration statement, of which this prospectus is a part.

      You may also read and copy the registration statement, the related exhibits and the other materials we file with the SEC at its public reference facilities at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of those documents at prescribed rates by writing to the Public Reference Section of the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding issuers that file with the SEC. The site’s address is www.sec.gov.

      Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Securities and Exchange Act of 1934 and, accordingly, will file periodic reports, proxy statements and other information with the SEC. Our periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference rooms and on the SEC’s website.

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Stockholders of

RedEnvelope, Inc.:

      We have audited the accompanying balance sheets of RedEnvelope, Inc. as of March 31, 2002 and March 30, 2003 and the related statements of operations, stockholders’ deficit and comprehensive loss, and cash flows for each of the three years in the period ended March 30, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, such financial statements present fairly, in all material respects, the financial position of RedEnvelope, Inc. as of March 31, 2002 and March 30, 2003 and the results of its operations and its cash flows for each of the three years in the period ended March 30, 2003 in conformity with accounting principles generally accepted in the United States of America.

      As discussed in Note 1, net loss per share in the accompanying financial statements has been restated.

/s/ DELOITTE & TOUCHE LLP

San Francisco, California

May 16, 2003 (June 13, 2003 as to the last paragraph of Note 4 and the first paragraph of Note 10, and September 23, 2003 as to the effects of the restatement discussed in Note 1 and the stock split discussed in the second paragraph of Note 10)

RedEnvelope, Inc.

Balance Sheets

				Pro
				Forma
	March 31,	March 30,	June 29,	June 29,
	2002	2003	2003	2003

			(unaudited)	(unaudited)

	(in thousands, except share and per share data)
Assets
Current assets:
Cash and cash equivalents	$4,910	$4,997	$4,748
Accounts receivable, net	501	286	407
Inventory	7,001	9,716	7,095
Prepaid advertising and other current assets	2,039	2,099	1,232

Total current assets	14,451	17,098	13,482
Property and equipment, net	3,752	4,462	3,926
Other assets and restricted cash	279	566	1,384

Total assets	$18,482	$22,126	$18,792

Liabilities, Mandatorily Redeemable Convertible Preferred Stock and Stockholders’ Deficit
Current liabilities:
Accounts payable	$5,502	$5,957	$4,699
Accrued expenses and other current liabilities	1,266	1,443	1,840
Accrued compensation	1,018	723	627
Short-term loan	6,000	1,123	—
Capital lease obligations, current	182	673	654

Total current liabilities	13,968	9,919	7,820
Capital lease obligations, long-term	295	1,102	980

Total liabilities	14,263	11,021	8,800

Commitments and contingencies
Mandatorily redeemable convertible preferred stock:
Series B preferred stock, $0.01 par value; 385,141 shares authorized and outstanding (liquidation value of $2.2 million)	2,195	2,195	2,195	$—
Series C preferred stock, $0.01 par value; 554,355 shares authorized and outstanding (liquidation value of $21.0 million)	20,921	20,921	20,921	—
Series D preferred stock, $0.01 par value; 194,620 shares authorized and outstanding (liquidation value of $11.1 million)	11,042	11,042	11,042	—
Series E preferred stock, $0.01 par value; 1,506,084 shares authorized; 1,476,668 outstanding as of March 31, 2002 and 1,493,404 outstanding as of March 30, 2003 and June 29, 2003 (liquidation value of $34.6 million)	34,252	34,537	34,537	—
Series F preferred stock, $0.01 par value; 2,045,946 shares authorized; 1,839,320 outstanding (liquidation value of $20.6 million)	—	13,861	13,861	—

Total mandatorily redeemable convertible preferred stock	68,410	82,556	82,556	—

Stockholders’ deficit:
Series A preferred stock, $0.01 par value; 657,114 shares authorized; 626,610 outstanding (liquidation value of $1.0 million)	953	953	953	—
Common stock, $0.01 par value; 9,393,681 shares authorized; 329,171, 336,939 and 348,391 issued and outstanding as of March 31, 2002, March 30, 2003, and June 29, 2003, respectively	4	4	4	66
Additional paid-in capital (June 29, 2003 as restated, see Note 1)	1,360	1,322	2,030	85,477
Deferred compensation (June 29, 2003 as restated, see Note 1)	(627)	(162)	(766)	(766)
Notes receivable from stockholders	(68)	(44)	(44)	(44)
Accumulated deficit	(65,813)	(73,524)	(74,741)	(74,741)

Total stockholders’ equity (deficit)	(64,191)	(71,451)	(72,564)	$9,992

Total liabilities, mandatorily redeemable convertible preferred stock and stockholders’ deficit	$18,482	$22,126	$18,792

See accompanying notes to these financial statements.

RedEnvelope, Inc.

Statements of Operations

	Fiscal Year Ended			Three months ended

	April 1,	March 31,	March 30,	June 30,	June 29,
	2001	2002	2003	2002	2003

				(unaudited)

	(in thousands, except for per share data)
Net revenues	$32,565	$55,778	$70,059	$15,287	$17,721
Cost of sales	19,800	31,446	36,577	8,187	9,050

Gross profit	12,765	24,332	33,482	7,100	8,671

Operating expenses:
Fulfillment	6,160	9,030	10,769	2,401	2,713
Marketing	21,613	13,411	15,280	3,530	3,747
General and administrative	11,741	15,423	14,598	3,346	3,269

Total operating expenses	39,514	37,864	40,647	9,277	9,729

Loss from operations	(26,749)	(13,532)	(7,165)	(2,177)	(1,058)
Interest income	1,424	459	160	59	10
Interest expense	(1,124)	(1,036)	(706)	(176)	(169)

Net loss	$(26,449)	$(14,109)	$(7,711)	$(2,294)	$(1,217)

Net loss per share — basic and diluted (As restated — see Note 1)	$(126.55)	$(53.04)	$(24.48)	$(7.88)	$(3.52)
Weighted average shares outstanding — basic and diluted (As restated — see Note 1)	209	266	315	291	346
Pro forma net loss per share (Unaudited)			$(1.25)		$(0.19)
Shares used in computing pro forma net loss per share (Unaudited)			6,178		6,303

See accompanying notes to these financial statements.

RedEnvelope, Inc.

Statements of Stockholders’ Deficit and Comprehensive Loss

	Series A
	Preferred		Common Stock		Additional		Notes Receivable
					Paid-In	Deferred	From
	Shares	Amount	Shares	Amount	Capital	Compensation	Stockholders

	(in thousands)
Balance at April 2, 2000	657	$999	329	$4	$1,391	$(1,579)	$(74)
Exercise of common stock options	—	—	1	—	5	—	—
Repurchase of common stock	—	—	(8)	—	(5)	—	6
Surrender of preferred stock, Series A	(30)	(46)	—	—	46	—	—
Amortization of deferred stock compensation	—	—	—	—	—	425	—
Reversal of deferred compensation related to canceled options	—	—	—	—	(92)	92	—
Unrealized gain on available for sale investments	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—

Comprehensive loss
Balance at April 1, 2001	627	953	322	4	1,345	(1,062)	(68)
Exercise of common stock options	—	—	5	—	24	—	—
Exercise of common stock warrants	—	—	2	—	1	—	—
Issuance of options for services	—	—	—	—	19	—	—
Amortization of deferred stock compensation	—	—	—	—	—	406	—
Reversal of deferred compensation related to canceled options	—	—	—	—	(29)	29	—
Unrealized loss on available for sale investments	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—

Comprehensive loss
Balance at March 31, 2002	627	953	329	4	1,360	(627)	(68)
Exercise of common stock options	—	—	13	—	70	—	—
Exercise of common stock warrants	—	—	15	—	10	—	—
Repurchase of common stock	—	—	(20)	—	(12)	—	12
Repayment of note receivable	—	—	—	—	—	—	12
Stock compensation charge	—	—	—	—	19	—	—
Amortization of deferred stock compensation	—	—	—	—	—	340	—
Reversal of deferred compensation related to canceled options	—	—	—	—	(125)	125	—
Net loss	—	—	—	—	—	—	—

Comprehensive loss
Balance at March 30, 2003	627	953	337	4	1,322	(162)	(44)
Exercise of common stock options (unaudited)	—	—	11	—	67	—	—
Deferred stock compensation on issuance of stock options (As restated — Note 1) (unaudited)	—	—	—	—	638	(638)	—
Other, net (unaudited)	—	—	—	—	3	34	—
Net loss (unaudited)	—	—	—	—	—	—	—

Comprehensive loss
Balance at June 29, 2003 (unaudited)	627	$953	348	$4	$2,030	$(766)	$(44)

[Additional columns below]

[Continued from above table, first column(s) repeated]

		Other
	Accumulated	Comprehensive	Stockholders’	Comprehensive
	Deficit	Income	Deficit	Loss

	(in thousands)
Balance at April 2, 2000	$(25,255)	$—	$(24,514)	$—
Exercise of common stock options	—	—	5	—
Repurchase of common stock	—	—	1	—
Surrender of preferred stock, Series A	—	—	—	—
Amortization of deferred stock compensation	—	—	425	—
Reversal of deferred compensation related to canceled options	—	—	—	—
Unrealized gain on available for sale investments	—	46	46	46
Net loss	(26,449)	—	(26,449)	(26,449)

Comprehensive loss				(26,403)

Balance at April 1, 2001	(51,704)	46	(50,486)	—
Exercise of common stock options	—	—	24	—
Exercise of common stock warrants	—	—	1	—
Issuance of options for services	—	—	19	—
Amortization of deferred stock compensation	—	—	406	—
Reversal of deferred compensation related to canceled options	—	—	—	—
Unrealized loss on available for sale investments	—	(46)	(46)	(46)
Net loss	(14,109)	—	(14,109)	(14,109)

Comprehensive loss				(14,155)

Balance at March 31, 2002	(65,813)	—	(64,191)	—
Exercise of common stock options	—	—	70	—
Exercise of common stock warrants	—	—	10	—
Repurchase of common stock	—	—	—	—
Repayment of note receivable	—	—	12	—
Stock compensation charge	—	—	19	—
Amortization of deferred stock compensation	—	—	340	—
Reversal of deferred compensation related to canceled options	—	—	—	—
Net loss	(7,711)	—	(7,711)	(7,711)

Comprehensive loss				(7,711)

Balance at March 30, 2003	(73,524)	—	(71,451)	—
Exercise of common stock options (unaudited)	—	—	67	—
Deferred stock compensation on issuance of stock options (As restated — Note 1) (unaudited)	—	—	—	—
Other, net (unaudited)	—	—	37	—
Net loss (unaudited)	(1,217)	—	(1,217)	(1,217)

Comprehensive loss				$(1,217)

Balance at June 29, 2003 (unaudited)	$(74,741)	$—	$(72,564)

See accompanying notes to these financial statements.

RedEnvelope, Inc.

Statements of Cash Flows

	Fiscal Year Ended			Three Months Ended

	April 1,	March 31,	March 30,	June 30,	June 29,
	2001	2002	2003	2002	2003

				(unaudited)

	(in thousands)
Cash Flows From Operating Activities:
Net loss	$(26,449)	$(14,109)	$(7,711)	$(2,294)	$(1,217)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,314	2,716	2,543	539	652
Non cash interest expense	184	316	64	—	—
Issuance of stock for services and other	94	152	400	294	9
Amortization of deferred stock compensation	425	406	359	107	28
Property and equipment impairment	—	1,199	—	(1)	—
Changes in current assets and liabilities:
Accounts receivable	(265)	(74)	215	291	(121)
Inventory	(3,634)	(2,016)	(2,715)	(330)	2,621
Other assets	(1,110)	(19)	(347)	937	355
Accounts payable	2,226	(87)	455	(861)	(1,258)
Accrued expenses and other current liabilities	1,388	56	(118)	(448)	301

Net cash provided by (used in) operating activities	(25,827)	(11,460)	(6,855)	(1,766)	1,370

Cash Flows From Investing Activities:
Proceeds from sale of short-term investments	18,717	11,390	—	—	—
Purchase of short-term investments	(25,053)	(2,922)	—	—	—
Purchase of property and equipment	(5,157)	(2,152)	(1,532)	(469)	(116)

Net cash provided by (used in) investing activities	(11,493)	6,316	(1,532)	(469)	(116)

Cash Flows From Financing Activities:
Proceeds from exercise of common stock options and warrants	5	25	80	36	67
Net proceeds from issuance of Series E convertible preferred stock	33,910	—	—	—	—
Net proceeds from issuance of Series F convertible preferred stock	—	—	13,585	13,635	—
Principal payments on capital lease obligations	(184)	(219)	(423)	(58)	(141)
Repayment of loan	—	(1,000)	(4,780)	—	(1,123)
Payment of loan costs and other	(5)	—	12	(2)	(306)

Net cash provided by (used in) financing activities	33,726	(1,194)	8,474	13,611	(1,503)

Net increase (decrease) in cash and cash equivalents	(3,594)	(6,338)	87	11,376	(249)
Cash and cash equivalents at beginning of period	14,842	11,248	4,910	4,910	4,997

Cash and cash equivalents at end of period	$11,248	$4,910	$4,997	$16,286	$4,748

(continued)

RedEnvelope, Inc.

Statements of Cash Flows — (Continued)

	Fiscal Year Ended			Three Months Ended

	April 1,	March 31,	March 30,	June 30,	June 29,
	2001	2002	2003	2002	2003

				(unaudited)

	(in thousands)
Supplemental Cash Flow Information:
Cash paid for interest	$963	$919	$639	$176	$66
Supplemental Noncash Investing and Financing Activities:
Warrants issued in conjunction with debt agreement	—	134	161	—	—
Equipment acquired through capital lease transactions	—	—	1,721	178	—

See accompanying notes to these financial statements.

RedEnvelope, Inc.

Notes to Financial Statements

1.	BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Description of Business — RedEnvelope, Inc. (the “Company”) is an internet and catalog retailer of upscale gifts. The Company publishes full-color catalogs several times during the year. The Company operates as a single business segment.

      Liquidity — The Company has incurred substantial losses and negative cash flows from operations in every fiscal period since inception. The Company funded these losses through several rounds of private equity financing, totaling $82.8 million, net of issuance costs. Management believes that its cash balance and available credit will be sufficient to fund operations through March 28, 2004.

      Fiscal Year — The Company’s fiscal year ends on the Sunday closest to March 31, based on a 52/53-week year. Fiscal years 2001, 2002, and 2003, all 52-week periods, ended on April 1, 2001, March 31, 2002, and March 30, 2003, respectively.

      Quarterly information — The accompanying unaudited interim financial statements as of and for the three months ended June 30, 2002 and June 29, 2003 have been prepared by RedEnvelope, Inc. pursuant to the rules and regulations of the Securities and Exchange Commission regarding interim financial reporting. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements and should be read in conjunction with the audited financial statements and related notes thereto included in this Prospectus. The accompanying unaudited interim financial statements reflect all adjustments that are, in the opinion of management, necessary for a fair statement of results for the interim periods presented. The results of operations for the three-month period ended June 29, 2003 are not necessarily indicative of the results to be expected for any future period or the full fiscal year. The Company revised two components of its originally issued statement of stockholders’ equity for the three months ended June 29, 2003 to reflect changes in the estimates used in determining the fair value of stock options granted during the quarter ended June 29, 2003. This change resulted in an increase in deferred compensation and an increase in additional paid in capital of approximately $638,000 as of June 29, 2003 from the amounts previously reported. The change did not impact net loss for the quarter ended June 29, 2003 and did not change total stockholders’ equity as of June 29, 2003. This amount will be amortized over the vesting period of the awards and will be included in general and administrative expenses in the statements of operations. The amounts to be amortized are expected to be approximately $0.1 million in fiscal 2004 and approximately $0.2 million in each of the fiscal years 2005-2007 less any cancellations or forfeitures of stock options subject to the deferred compensation.

      Unaudited pro forma information — Upon closing of the planned initial public offering, each of the outstanding shares of convertible preferred stock will convert into shares of common stock. The pro forma balance sheet presents the Company’s balance sheet as if this had occurred at June 29, 2003. The pro forma balance sheet gives effect to the conversion of our outstanding preferred stock into shares of common stock. The pro forma balance sheet does not give effect to the offering proceeds.

RedEnvelope, Inc.

Notes to Financial Statements — (Continued)

      The shares used in calculating the pro forma net loss per share assume the conversion of the following preferred shares outstanding:

	Year ended	Quarter ended
	March 30,	June 29,
	2003	2003

	(in thousands, except
	per share data)
Net loss	$(7,711)	$(1,217)

Weighted average common shares outstanding:	315	346
Plus weighted average preferred shares outstanding:
Series A (conversion rate of 1.0)	627	627
Series B (conversion rate of 1.0)	385	385
Series C (conversion rate of 1.5816)	877	877
Series D (conversion rate of 1.7983)	350	350
Series E (conversion rate of 1.2720)	1,900	1,900
Series F (conversion rate of .9886)	1,724	1,818

Total weighted average preferred shares outstanding (as converted)	5,863	5,957

Total weighted average shares outstanding used in computing pro forma net loss per share	6,178	6,303

Pro forma net loss per share	$(1.25)	$(0.19)

      Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and such differences could affect the results of operations reported in future periods.

      Cash and Cash Equivalents — The Company considers all highly liquid investments purchased with an original or remaining maturity of three months or less to be cash equivalents.

      Concentration of Credit Risk — Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash, cash equivalents, and accounts receivable. Cash and cash equivalents are deposited with high credit quality financial institutions. The Company’s accounts receivable are derived from credit card purchases from customers and are typically settled within two to three days.

      Allowance for Doubtful Accounts — A summary of changes in the allowance for doubtful accounts is as follows:

	April 1,	March 31,	March 30,
	2001	2002	2003

	(in thousands)
Beginning allowance for doubtful accounts	$—	$11	$71
Charge to cost and expense	11	71	18
Amounts written-off	—	(11)	(80)

Ending allowance for doubtful accounts	$11	$71	$9

      Inventory — Inventories are stated at the lower of cost or market, cost being determined using the first in, first out method.

RedEnvelope, Inc.

Notes to Financial Statements — (Continued)

      Prepaid Catalog Costs — Prepaid catalog costs consist of paper, printing, postage and mailing costs for all Company catalogs. These costs are capitalized and are amortized over their expected period of future benefit. Each catalog is generally fully amortized within two months. At March 31, 2002 and March 30, 2003, the Company had prepaid catalog costs of $1.5 million and $1.2 million, respectively, recorded as prepaid advertising and other assets.

      Property and Equipment, including leasehold improvements, are stated at historical cost, less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of these assets, ranging from three to seven years, or, in the case of leasehold improvements, over the lease period or estimated useful life, whichever is shorter.

      Capitalized Software and Website Development Costs — The Company capitalizes internally developed software costs and website development costs in accordance with the provisions of Statement of Position (“SOP”) 98-1, Accounting for Costs of Computer Software Developed or Obtained for Internal Use and Emerging Issues Task Force (“EITF”) No. 00-2, Accounting for Website Development Costs. Capitalized costs are amortized on a straight-line basis over the useful life of the software once it is available for use.

      Long-Lived Assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that their net book value may not be recoverable. An impairment loss is recognized if the sum of the expected future cash flows (undiscounted and before interest) from the use of the asset is less than the net book value of the asset. The amount of the impairment loss will generally be measured as the difference between net book values of the assets and their estimated fair values. During fiscal year 2002, the Company recorded a $1.2 million impairment charge related to abandoned software and website development costs, which is included in general and administrative expenses in the statements of operations.

      Restricted Cash — At March 31, 2002 and March 30, 2003, the Company had restricted cash of $240,000 and $160,000, respectively, related to an operating lease.

      Revenue Recognition — Net sales, which consist primarily of products sold via the Internet and through catalogs, including shipping revenue, are recognized at the estimated time of receipt by the customer. Shipping revenues for fiscal years 2001, 2002, and 2003 were $3.7 million, $7.1 million, and $10.4 million, respectively.

      Revenues are recorded net of estimated returns and promotional discounts. The Company’s policy is to record a sales return allowance for anticipated future returns in the period of sale. The Company generally does not extend credit to customers, except through third-party credit cards. Credit card sales account for the majority of net revenues.

      Shipping costs, which include inbound and outbound freight, and the cost of gift wrap is included in Cost of Sales. Handling costs, which include fees that were paid to our former third party fulfillment service provider and our distribution center expenses, are included in Operating Expenses — Fulfillment. Handling costs included in Operating Expenses — Fulfillment for fiscal 2001, 2002 and 2003 were $1.8 million, $2.8 million and $3.8 million, respectively. Our gross profit may not be comparable to other entities, which may allocate all shipping and handling costs to either Cost of Sales or Operating Expenses.

      Advertising Expense — The Company expenses the costs of producing advertisements at the time production occurs and expenses the cost of communicating advertising in the period in which the advertising space or airtime is used. Internet advertising expenses are recognized either on a straight-line basis over the term of the contract or in accordance with the actual number of clicks-through to the RedEnvelope website. Advertising expenses for fiscal years 2001, 2002, and 2003 were $15.0 million, $4.7 million, and $4.1 million, respectively.

RedEnvelope, Inc.

Notes to Financial Statements — (Continued)

      Loss Per Share — For all periods presented, basic net loss per share equals diluted net loss per share because the effect of stock options, unvested shares and warrants outstanding would have been antidilutive. The number of antidilutive stock options, unvested shares and warrants excluded from the calculation for fiscal years 2001, 2002, 2003, and the first three months of fiscal years 2003 and 2004, were approximately 0.5 million, 0.6 million, 0.8 million, 0.4 million and 1.0 million, respectively.

      The effect of convertible preferred stock has been excluded from the computation of earnings per share as the effect is antidilutive. The weighted average shares of common stock issuable from conversion of convertible preferred stock for fiscal years 2001, 2002 and 2003 and the first three months of fiscal 2003 and 2004 were approximately 3.0 million, 3.4 million, 5.9 million, 3.4 million, and 6.0 million, respectively.

      Weighted average shares outstanding for the fiscal years 2001, 2002 and 2003 and the first three months of fiscal year 2003 have been restated from previously reported amounts to eliminate the effect of outstanding common shares subject to repurchase, which had previously been inappropriately included in the calculation of basic earnings per share. The effect was to decrease the weighted average shares outstanding by 115,000, 59,000, 14,000 and 22,000 shares for fiscal years 2001, 2002 and 2003 and the first three months of fiscal year 2003, respectively. As a result, the Company has also restated net loss per share for fiscal years 2001, 2002 and 2003 and the first three months of fiscal 2003, which net loss per share increased by $44.92, $9.63, $1.04 and $0.55, respectively, from amounts previously reported of $81.63, $43.41, $23.44 and $7.33 per share, respectively.

      Income Taxes — The Company accounts for income taxes under the asset and liability approach whereby the expected future tax consequences of temporary differences between the book and tax basis of assets and liabilities are recognized as deferred tax assets and liabilities. A valuation allowance is established for any deferred tax assets for which realization is uncertain.

      Stock-Based Compensation — The Company accounts for stock-based employee compensation arrangements in accordance with provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB No. 25”), and complies with the disclosure provisions of Statement of Financial Accounting Standards (“SFAS”) No. 123, Accounting for Stock-Based Compensation (“SFAS No. 123”). Under APB No. 25, compensation cost is recognized based on the difference, if any, between the fair market value of the Company’s stock on the date of grant and the amount an employee must pay to acquire the stock. Equity instruments issued to non-employees are accounted for in accordance with the provision of SFAS No. 123 and Emerging Issues Task Force Issue No. 96-18.

RedEnvelope, Inc.

Notes to Financial Statements — (Continued)

      Had compensation cost for the Company’s stock options been determined based on the fair value of the options at the date of grant for options granted in fiscal years 2001, 2002, and 2003 consistent with the provisions of SFAS No. 123 the Company’s pro forma net loss would have been as follows:

	Fiscal Year Ended			Three Months Ended

	2001	2002	2003	June 30, 2002	June 29, 2003

				(unaudited)

	(in thousands, except per share data)
Net loss — as reported	$(26,449)	$(14,109)	$(7,711)	$(2,294)	$(1,217)
Stock-based employee compensation included in reported net loss	425	406	359	107	39
Stock-based compensation expense determined under fair value base method	(561)	(571)	(538)	(160)	(113)

Pro forma net loss	$(26,585)	$(14,274)	$(7,890)	$(2,347)	$(1,291)

Basic and diluted earnings per share
As reported	$(126.55)	$(53.04)	$(24.48)	$(7.88)	$(3.52)
Pro forma	$(127.20)	$(53.66)	$(25.05)	$(8.07)	$(3.73)

      New Accounting Pronouncements — In August 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets and for long-lived assets to be disposed of. The Company adopted SFAS No. 144 on April 1, 2002. The initial adoption of SFAS No. 144 did not have a significant impact on the Company’s reporting for impairment or disposals of long-lived assets.

      In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities,” which addresses accounting for restructuring and similar costs. SFAS No. 146 supersedes previous accounting guidance, principally Emerging Issues Task Force Issue No. 94-3. The Company has adopted the provisions of SFAS No. 146 for restructuring activities, if any, initiated after December 31, 2002. SFAS No. 146 requires that the liability for costs associated with an exit or disposal activity be recognized when the liability is incurred. Under Issue No. 94-3, a liability for an exit cost was recognized at the date of the Company’s commitment to an exit plan. SFAS No. 146 also establishes that the liability should be measured and recorded at fair value. Accordingly, SFAS No. 146 may affect the timing of recognizing future restructuring costs as well as the amounts recognized.

      In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure.” SFAS No. 148 amends SFAS No. 123, “Accounting for Stock-Based Compensation”, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The transition guidance and annual disclosure provisions of SFAS No. 148 are effective for the Company’s fiscal year ended March 30, 2003. The interim disclosure provisions are effective for the first quarter of the fiscal year ending April 3, 2004. The Company continues to account for stock-based compensation using the intrinsic value method in accordance with the provisions of APB Opinion No. 25, “Accounting for Stock Issued to Employees,” as allowed by

RedEnvelope, Inc.

Notes to Financial Statements — (Continued)

SFAS No. 123. As a result, the adoption of SFAS No. 148 did not have any impact on the Company’s financial results.

      In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS No. 150 requires instruments that are mandatorily redeemable, among other financial instruments, which embody an unconditional obligation requiring the issuer to redeem them by transferring its assets at a specified or determinable date or upon an event that is certain to occur, be classified as liabilities. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003 and is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of nonpublic entities which are subject to the provisions of this statement for the first period beginning after December 15, 2003. Upon the completion of the Company’s initial public offering, all of the Company’s mandatorily redeemable preferred stock will be converted into common stock. As a result, the Company does not expect this statement to have any impact on its financial statements.

2.	PROPERTY AND EQUIPMENT

      Property and equipment consists of the following (including the useful lives):

	March 31,	March 30,
	2002	2003

	(in thousands)
Computer equipment (3 years)	$3,346	$4,107
Software (3 years)	2,752	3,578
Fulfillment equipment under capital lease (3-7 years)	—	1,547
Furniture and fixtures (5 years)	310	353
Leasehold improvements (3-5 years)	334	391

Total	6,742	9,976
Less: accumulated depreciation and amortization	(2,990)	(5,514)

Total	$3,752	$4,462

      The cost of property and equipment under capital leases was $1.0 million and $2.6 million at March 31, 2002 and March 30, 2003, respectively. Accumulated depreciation for assets under capital leases was $0.7 million and $1.1 million, at March 31, 2002 and March 30, 2003, respectively.

3.     INCOME TAXES

      The Company has not recorded a tax benefit for all periods presented due to losses incurred and uncertainty of realizing the net operating loss carryforwards. A reconciliation of the statutory federal income tax rate with the Company’s effective income tax rate is as follows:

	2001	2002	2003

Federal statutory rate	(34)%	(34)%	(34)%
State taxes and other	1	(1)	(6)

Valuation allowance	33	35	40

	0%	0%	0%

RedEnvelope, Inc.

Notes to Financial Statements — (Continued)

      Deferred tax assets are summarized as follows:

	March 31,	March 30,
	2002	2003

	(in thousands)
Deferred tax assets:
Net operating loss carryforwards	$22,629	$24,641
Allowance and accruals	375	1,297

Total	23,004	25,938
Deferred tax liabilities:
Property and equipment	122	—

Total	22,882	25,938
Less: valuation allowance	(22,882)	(25,938)

Net deferred tax assets	$—	$—

      The Company believes that, based on a number of factors, the available objective evidence creates sufficient uncertainty regarding the realizability of the deferred tax assets such that a full valuation allowance has been recorded. A valuation allowance is provided when it is more likely than not that some portion of the deferred tax asset will not be realized. The Company established a 100% valuation allowance at March 30, 2003, and March 31, 2002 due to the uncertainty of realizing future tax benefits from its net operating loss carryforward and other deferred tax assets.

      At March 30, 2003, the Company had net operating loss carryforwards for federal and state income tax purposes of approximately $67.6 million and $28.7 million respectively, which expire at various dates through 2007 and 2019, respectively. Under the Tax Reform Act of 1986, the amounts of and benefits from net operating loss and tax carryforwards may be impaired or limited in certain circumstances. Events which could cause limitations in the amount of net operating losses that the Company may utilize in any one year include, but are not limited to, a cumulative ownership change of more than 50%, as defined, over a three year period. The Company’s preferred stock issuances have created an ownership change of more than 50% which caused annual limitations in the amount of net operating losses that the Company may utilize for both federal and state purposes.

4.     NOTE PAYABLE

      As of March 30, 2003, the Company has a loan and security agreement, as amended, for borrowings, under which it had outstanding $6.0 million as of March 31, 2002 and $1.1 million at March 30, 2003. Borrowings bear interest at 10.5% and are secured by substantially all of the Company’s assets.

      The original loan amount of $7.0 million was obtained in March 2000 and was originally due on March 31, 2002. As consideration for the loan, the lender received a warrant to purchase 17,079 shares of common stock at $5.86 per share. The fair value of these warrants of $386,000, as determined using the Black-Scholes option pricing method, was recorded as debt discount and was amortized as interest expense over the life of the debt ($182,000 was expensed in fiscal year 2001 and $204,000 was expensed in fiscal year 2002). The Company repaid $1.0 million in March 2002.

      In September 2002, the loan was amended to extend the maturity date of $4.8 million of principal to December 31, 2002. The $4.8 million was repaid in December 2002. As consideration for the extension of the maturity of this $4.8 million, the lender received a warrant to purchase 20,075 shares of Series F Preferred Stock at an exercise price of $7.47 per share. The value of this warrant ($80,000, using the Black-Scholes option pricing method) was recorded as interest expense during the fiscal year 2003. For the remaining principal amount of $1.2 million, the lender had the choice of (i) converting the $1.2 million, but not less than the $1.2 million, into Series F Preferred Stock on or before October 15, 2002 at a per

RedEnvelope, Inc.

Notes to Financial Statements — (Continued)

share price equal to $7.47 or (ii) extending the maturity date to December 31, 2003 and receiving a warrant to purchase 20,075 shares of Series F Preferred Stock at an exercise price of $7.47 per share. The lender elected to extend the maturity date and receive the warrant. The value of this warrant ($80,000, using the Black-Scholes option pricing method) is being amortized as interest expense through December 31, 2003. In addition, the exercise price of the warrant originally issued to the lender for the purchase of 17,079 common shares of common stock was reduced to $1.64 per share.

      On June 13, 2003, the Company obtained a revolving line of credit and security agreement to provide borrowings up to $11 million, subject to availability limitations. The agreement expires on April 15, 2006. Borrowings will bear interest at the greater of 9.5% or the prime rate plus 5.75% for advances up to a fluctuating base amount and the greater of 11.5% or the prime rate plus 7.75% for advances in excess of the base amount. Borrowings are secured by substantially all assets of the Company. As of June 29, 2003, there were no borrowings outstanding.

5.	COMMITMENTS

      Leases — The Company leases office space and equipment under noncancelable operating and capital leases with various expiration dates through 2005. Rent expense for the fiscal years 2001, 2002, and 2003 was approximately $1.4 million, $2.0 million, and $2.4 million, respectively, net of sub-rental income of $166,000, $146,000, and $0, respectively.

      Future minimum lease payments under noncancelable operating and capital leases as of March 30, 2003 are as follows:

	Capital	Operating
	Leases	Leases

	(in thousands)
Fiscal 2004	$723	$1,735
Fiscal 2005	626	1,002
Fiscal 2006	485	715
Fiscal 2007	192	238

Total minimum lease payments	2,026	$3,690

Less: Amount representing interest	(251)

Present value of capital lease obligations	1,775
Less: Current portion of capital lease obligations	(673)

Long-term portion of capital lease obligations	$1,102

      Litigation — From time to time, the Company is subject to legal proceedings and claims in the ordinary course of business, including claims of alleged infringement of trademarks and other intellectual property rights. The Company is not currently aware of any such legal proceedings or claims that it believes will have, individually or in the aggregate, a material adverse effect on its financial position or results of operations.

RedEnvelope, Inc.

Notes to Financial Statements — (Continued)

6.	MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED STOCK

      Changes in mandatorily redeemable convertible preferred stock are as follows:

	Series B		Series C		Series D		Series E		Series F

	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount

	(in thousands)
Balance at April 2, 2000	385	$2,195	554	$20,921	195	$11,042	—	$—	—	$—
Issuance of preferred stock, net of issuance costs of $90	—	—	—	—	—	—	1,470	34,004	—	—

Balance at April 1, 2001	385	2,195	554	20,921	195	11,042	1,470	34,004	—	—
Issuance of preferred stock warrants in connection with a loan	—	—	—	—	—	—	—	115	—	—
Issuance of preferred stock, net of issuance cost of $13	—	—	—	—	—	—	6	133	—	—

Balance at March 31, 2002	385	2,195	554	20,921	195	11,042	1,476	34,252	—	—
Reclass of warrant value	—	—	—	—	—	—	—	(115)	—	115
Issuance of preferred stock for services performed	—	—	—	—	—	—	17	400	—	—
Issuance of preferred stock warrants in connection with a loan	—	—	—	—	—	—	—	—	—	161
Issuance of preferred stock, net of issuance costs of $158	—	—	—	—	—	—	—	—	1,839	13,585

Balance at March 30, 2003	385	$2,195	554	$20,921	195	$11,042	1,493	$34,537	1,839	$13,861

      Holders of preferred stock have various rights and preferences as follows:

      Redemption — If at any time on or after July 17, 2006, the Company shall have received, between 60 and 120 days prior to such date, a written request from a holder of Series B, C, D, E or F preferred stock that a portion or all of the shares of such series held by such holder be redeemed, the Company shall, to the extent it may lawfully do so, redeem the shares by paying in cash a sum per share equal to $5.86, $37.88, $56.83, $23.19 and $7.47 per share for Series B, C, D, E and F preferred stock, respectively, plus declared but unpaid dividends (in each case as adjusted for stock splits, stock dividends or recapitalizations).

      If the funds that the Company deems available for redemption of preferred stock are insufficient to redeem the total number of shares, those funds which are available will be used to redeem the maximum possible number of such shares ratably among the holders of such shares based upon the total redemption price applicable to all shares upon which redemption has been requested. The shares of preferred stock not redeemed shall remain outstanding and entitled to all the normal rights and preferences.

      Conversion — Each share of Series A and B preferred stock outstanding is convertible into common stock at any time at the option of the holder based on a formula which as of March 30, 2003 results in a one-for-one exchange ratio of common for preferred. Each share of Series C, D, E, and F preferred stock outstanding is convertible into common stock at any time at the option of the holder based on a formula which as of March 30, 2003 results in an exchange ratio of one share of preferred for approximately 1.58, 1.80, 1.27 and 0.99 shares of common, respectively. This formula is subject to adjustments for stock splits, stock dividends, recapitalizations, other similar transactions, and certain dilutive securities issuances. Each share of Series A preferred stock is automatically convertible into shares of common stock upon the earlier of (a) the closing of an underwritten public offering pursuant to a registration statement under the Securities Act of 1933, as amended, the public offering price of which is not less than $18.68 per share, (adjusted to reflect subsequent stock dividends, stock splits, recapitalizations or the like) and which results in aggregate cash proceeds to the Company of at least $20.0 million (gross proceeds before deducting underwriting discounts and commissions) (a “Qualified Public Offering”) (b) the date specified by written

RedEnvelope, Inc.

Notes to Financial Statements — (Continued)

consent or agreement of the holders of at least two-thirds of the then outstanding shares of Series A preferred stock, voting together as a class or (c) the conversion of all the then outstanding Series B preferred stock, Series C preferred stock, Series D preferred stock, Series E preferred stock and Series F preferred stock into common stock. Each share of Series B preferred stock is automatically convertible into shares of common stock upon the earlier of (a) the Corporation’s sale of its common stock in a Qualified Public Offering or (b) the written consent or agreement of the holders of at least two-thirds of the outstanding shares of Series B preferred stock, voting together as a class. Each share of Series C preferred stock and Series D preferred stock is automatically convertible into shares of common stock upon the earlier of (a) the Corporation’s sale of its common stock in a Qualified Public Offering or (b) the written consent or agreement of the holders of at least a majority of the outstanding shares of Series C preferred stock and Series D preferred stock, respectively, voting together as a class. Each share of Series E preferred stock and Series F preferred stock is automatically convertible into shares of common stock upon the earlier of (a) the Corporation’s sale of its common stock in a Qualified Public Offering or (b) the written consent or agreement of the holders of at least two-thirds of the outstanding shares of Series E preferred stock and Series F preferred stock, respectively, voting together as a class.

      Dividends — Noncumulative dividends at the annual rate of $0.0586, $0.4684, $3.0305, $4.5458, $1.8549, and $0.5977 per share for Series A, B, C, D, E and F preferred stock, respectively, as declared by the Board of Directors of the Company, are payable to the holders of preferred stock in preference to any dividends for common stock declared by the Board of Directors of the Company. No dividends have been declared to date.

      Liquidation — In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, the holders of Series F preferred stock shall be entitled to receive out of assets, prior and in preference to any distribution of any of the assets of the Company to the holders of the Series A preferred stock, Series B preferred stock, Series C preferred stock, Series D preferred stock, Series E preferred stock and common stock, an amount equal to $11.21 per share (as adjusted for stock splits, stock dividends, recapitalizations and the like) for each share of Series F preferred stock then held by them, plus declared but unpaid dividends. If upon the occurrence of such event, the assets and funds thus distributed among the holders of the Series F preferred stock shall be insufficient to permit the payment to such holders of the full preferential amounts, then the entire assets of the Company shall be distributed ratably among the holders of the Series F preferred stock, in proportion to the preferential amount each such holder is otherwise entitled to receive. Upon the completion of this distribution, if any assets remain in the Company, the holders of the Series B, C, D and E preferred stock shall be entitled to receive a per share distribution in preference to holders of Series A preferred stock and common stock equal to $5.86, $37.88, $56.83, and $23.19 for Series B, C, D and E preferred stock, respectively (adjusted for stock splits, stock dividends, recapitalizations and similar events), plus any declared but unpaid dividends. If upon the occurrence of such event, the assets and funds thus distributed among the holders of the Series B, C, D, and E preferred stock shall be insufficient to permit the payment to such holders of the full preferential amounts, then the entire assets of the Company shall be distributed ratably among the holders of the Series B, C, D, and E preferred stock, in proportion to the preferential amount each such holder is otherwise entitled to receive. After payment to the holders of Series B, C, D and E preferred stock, the holders of Series A preferred stock shall be entitled to a per share distribution of $1.52, plus any declared but unpaid dividends. If upon the occurrence of such event, the assets and funds thus distributed among the holders of the Series A preferred stock shall be insufficient to permit the payment to such holders of the full preferential amounts, then the entire assets of the Company shall be distributed ratably among the holders of the Series A preferred stock, in proportion to the preferential amount each such holder is otherwise entitled to receive. Upon the completion of this distribution, if any assets remain in the Company, the holders of the Series F preferred stock shall be entitled to receive, prior and in preference to any distribution of any assets of the Company to the holders of common stock, an amount equal to the greater of (i) the amount by which the quotient determined by dividing total distributable assets by the

RedEnvelope, Inc.

Notes to Financial Statements — (Continued)

total number of shares of common stock of the Company calculated on a fully-diluted, as-converted-to-common stock basis exceeds $11.21 (as adjusted for stock splits, stock dividends, recapitalizations and the like), for each share of Series F preferred stock then held by them, or (ii) $3.74 (as adjusted for stock splits, stock dividends, recapitalizations and the like), for each share of Series F preferred stock then held by them. If upon the occurrence of such event, the assets and funds thus distributed among the holders of the Series F preferred stock shall be insufficient to permit the payment to such holders of the full preferential amounts, then the entire assets of the Company shall be distributed ratably among the holders of the Series F preferred stock, in proportion to the preferential amount each such holder is otherwise entitled to receive. Upon the completion of this distribution, if any assets remain in the Company, the holders of the common stock of the Company shall receive all of the remaining assets.

      A liquidation shall be deemed to occur if the Company shall sell or dispose of substantially all of its property, stock or business or merge with or into or consolidate with any other company, provided that none of the following occurs: (1) a merger effected exclusively for the purpose of changing the domicile of the Company, (ii) an equity financing in which the Company is the surviving company, or (iii) a transaction in which the stockholders of the Company immediately prior to the transaction own 50% or more of the voting power of the surviving company following the transaction.

      Voting Rights — The holders of common stock and the holders of Series A preferred stock, voting together as a single class, shall be entitled to elect one of the Company’s eight directors. The holders of Series B preferred stock, Series C preferred stock, Series E preferred stock and Series F preferred stock are each entitled to elect one of the Company’s eight directors. The holders of Series D preferred stock are not entitled to elect a member of the Company’s Board of Directors, voting as a separate class. The remaining directors shall be elected by the holders of common stock and preferred stock, voting as a single class. Each share of preferred stock is entitled to one vote for each share of common stock in to which the preferred stock is convertible. In the event of a class vote, holders of Series A preferred stock shall either (i) vote in accordance with the vote of a majority of the Series B, C, D, E and F preferred stock voting together as a single class or (ii) convert shares of Series A preferred stock to common stock and vote as common stock. In any case, Series B, C, D, E and F preferred stock shall vote prior to the Series A preferred stock.

      Preferred Stock Warrants — In connection with an unused credit facility, in November 2001 the Company issued a Series F preferred stock purchase warrant entitling the holder to purchase 21,349 shares of preferred stock, at $7.47 per share. The warrants are fully exercisable and expire upon the earlier of November 13, 2011 or two years after the closing of the Company’s initial public offering. The fair value of the warrants, $115,000, as determined using the Black-Scholes option pricing method, was recognized as interest expense over the term of the credit facility in 2001.

      As discussed in Note 4, as consideration for the extension of the maturity date, the lender received warrants to purchase 40,150 shares of Series F preferred stock at an exercise price of $7.47 per share. The fair value of the warrants was $161,000.

      The assumptions used to calculate the fair value of warrants as determined using the Black-Scholes option pricing model are as follows:

	Year Fiscal

	2001	2002	2003

Expected dividend rate	0%	0%	0%
Expected volatility	60%	60%	60%
Risk-free interest rate	6.78%	3.63%	2.94%
Expected lives (years)	5.00	10.00	5.00

RedEnvelope, Inc.

Notes to Financial Statements — (Continued)

7.	COMMON STOCK

      The Company’s Amended and Restated Certificate of Incorporation authorizes the Company to issue 9,393,681 shares of $0.01 par value common stock. A portion of the shares outstanding are subject to repurchase by the Company over a four-year period from the earlier of the issuance date or employee hire date, as applicable. As of March 31, 2002 and March 30, 2003, there were 49,557 and 4,795 shares outstanding, respectively, subject to repurchase rights at an average price of $0.35 and $0.47, respectively, per share. During fiscal years 2001, 2002, and 2003, the Company repurchased 7,722, 244, and 20,875 shares, respectively, at an average price of $0.59, $0.59 and $0.59, respectively, per share.

      As of March 30, 2003, the Company has reserved the following number of shares of common stock for future issuance in connection with:

March 30,
2003

(in thousands)
Conversion of Series A preferred stock	627
Conversion of Series B preferred stock	385
Conversion of Series C preferred stock	877
Conversion of Series D preferred stock	350
Conversion of Series E preferred stock	1,900
Conversion of Series F preferred stock and warrants	1,858
Conversion of common stock warrants	18
Options available for future grants	291
Options outstanding	794

Total	7,100

      Common Stock Warrants — During fiscal 2001, in connection with a lease financing, the Company issued detachable warrants to purchase 791 shares of common stock at an exercise price of $56.83 per share. The warrants are fully exercisable and expire (a) upon sale, conveyance or disposal of all or substantially all of the Company’s property or business or any other transaction or series of transactions in which 50% of the voting power of the Company is disposed of, (b) immediately upon the effective date of the Company’s initial public offering, or (c) February 2007. The fair value of the warrants of $9,000, as determined using the Black-Scholes option pricing model, was recorded as a discount on capital lease obligations and is being amortized as additional interest expense using the effective interest rate method over the term of the lease. The assumptions used to calculate the fair value of the warrants are disclosed in Note 6.

      In connection with a line of credit (Note 4), the Company issued detachable warrants to purchase 17,079 shares of common stock in March 2000 with an exercise price of $5.86 per share, later reduced to $1.64 per share. The warrants are fully exercisable and expire on (a) March 2007 or (b) upon sale, conveyance or disposal of all or substantially all of the Company’s property or business or any other transaction or series of transactions in which 50% of the voting power of the Company is disposed of, whichever is earlier. The fair value of the warrants of $386,000, as determined using Black-Scholes option pricing model, was recorded as a discount on notes payable and was amortized as additional interest expense using the effective interest rate method over the term of the note.

RedEnvelope, Inc.

Notes to Financial Statements — (Continued)

8.	EMPLOYEE BENEFIT PLANS

1999 Stock Option Plan

      The Company maintains a stock option plan, as amended (the “1999 Plan”), which authorizes the Board of Directors to grant incentive stock options and nonstatutory stock options to employees, directors and consultants for up to 1,461,625 shares of common stock.

      Generally, options vest 25% on the first anniversary of the date of grant and thereafter become exercisable in equal monthly installments over the remaining 36 months. Options are exercisable for a term of ten years after the date of grant. No options will be granted to any individual who owns more than 10% of total combined voting power of all classes of stock.

      The 1999 Plan also provides for early exercise of options prior to vesting. Any unvested shares purchased are subject to repurchase by the Company upon occurrence of certain events or conditions, such as employment termination, at the original purchase price. There were 28,683 and 4,795 shares subject to repurchase at March 31, 2002 and March 30, 2003, respectively.

      In fiscal year 2000, the Company granted approximately 0.4 million options to employees at an exercise price that was less than the fair market value of the Company’s stock on the date of grant. The Company recorded $1.8 million of deferred compensation related to these option grants, which is included as a separate component of stockholders’ equity, and is being amortized over the vesting period of the awards. The Company recorded amortization expense of $425,000, $406,000, and $359,000 in the fiscal years 2001, 2002, and 2003, respectively, which is included in general and administrative expenses in the statements of operations.

RedEnvelope, Inc.

Notes to Financial Statements — (Continued)

      The following table summarizes stock option activity under the 1999 Plan:

			Weighted
			Average
	Shares		Exercise
	Available	Options	Price
	for Grant	Outstanding	Per Share

	(in thousands)
Balance at April 2, 2000	140	144	$5.39
Additional shares authorized	181	—	—
Granted (weighted average fair value $1.29)	(248)	248	5.86
Cancelled	41	(41)	5.74
Exercised	—	(1)	5.74

Balance at April 1, 2001	114	350	5.62
Additional shares authorized	—	—	—
Granted (weighted average fair value $0.94)	(176)	176	5.86
Cancelled	97	(97)	5.74
Exercised	—	(5)	4.92

Balance at March 31, 2002	35	424	5.74
Additional shares authorized	639	—	—
Granted (weighted average fair value $0.23)	(572)	572	1.64
Cancelled	189	(189)	4.33
Exercised	—	(13)	5.39

Balance at March 30, 2003	291	794	$3.16

Exercisable, April 1, 2001	99		$5.62
Exercisable, March 31, 2002	195		$5.62
Exercisable, March 30, 2003	340		$4.45

      The following table summarizes information about stock options outstanding at March 30, 2003:

	Options Outstanding			Options Exercisable

		Weighted	Weighted		Weighted
		Average	Average		Average
		Remaining	Exercise		Exercise
Exercise	Number	Contractual	Price Per	Number	Price Per
Price	Outstanding	Life (Years)	Share	Outstanding	Share

(in 000’s except per share data)
$1.64	506	9.34	$1.64	105	$1.64
4.10	20	6.49	4.10	20	4.10
5.86	268	7.59	5.86	215	5.86

	794	8.68	$3.16	340	$4.45

      The fair value of each option grant is estimated on the date of grant using the minimum value method assuming an expected life of four years, dividend yield and volatility of 0% and a weighted average risk-free interest rate of 2.52% to 5.8%.

      See Note 1 for pro forma effect of accounting for stock options using the fair value method.

      401(k) Savings Plan — The Company sponsors a 401(k) Savings Plan which allows all employees to make salary deferral contributions ranging from 1% to 15% of their eligible earnings. The Company can make discretionary matching contributions to the Plan. During fiscal years 2001, 2002, and 2003, the Company contributed $71,000, $98,000, and $69,000, respectively, to the Plan.

RedEnvelope, Inc.

Notes to Financial Statements — (Continued)

9.	RELATED PARTY TRANSACTIONS

      Notes Receivable from Stockholders — Notes receivable from stockholders represent amounts owed to the Company from the exercise of stock options. These full recourse notes are collateralized by common stock and bear interest at a rate of 5.74% per annum. Interest and principal is due and payable on July 10, 2003 through 2007. At March 31, 2002 and March 30, 2003, notes receivable were approximately $68,000 and $44,000, respectively.

10.	SUBSEQUENT EVENTS

      On May 30, 2003, the Company filed its Eighth Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware. This amendment changed the public offering price at which all preferred stock of the Company will be converted into common stock from $18.68 per share to $9.37 per share, provided that the Company closes an underwritten public offering pursuant to a registration statement under the Securities Act of 1933 on or before October 15, 2003.

      On July 25, 2003, the Board of Directors of the Company approved a 1 for 11.71 reverse stock split of the Company’s outstanding common stock to be effective prior to the closing of the Company’s initial public offering. All share and per share data in the accompanying financial statements have been retroactively adjusted to reflect the intended stock split.

******

2,200,000 Shares

RedEnvelope, Inc.

Common Stock

Dealer Prospectus Delivery Obligation

      Until                               (25 days after the date of this offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

      The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by RedEnvelope in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee, the NASD filing fee and the Nasdaq National Market listing fee.

Amount
to be Paid

SEC registration fee	$3,317
NASD filing fee	4,600
Nasdaq National Market listing fee	150,000
Printing and engraving expenses	100,000
Legal fees and expenses	500,000
Accounting fees and expenses	350,000
Blue Sky fees and expenses	10,000
Transfer Agent and Registrar fees	10,000
Miscellaneous fees and expenses	100,000

Total	$1,227,917

Item 14.	Indemnification of Directors and Officers

      Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the “Securities Act”). Article VII of RedEnvelope’s Amended and Restated Certificate of Incorporation (Exhibit 3.1 hereto) and Article VI of RedEnvelope’s Bylaws (Exhibit 3.3 hereto) provide for indemnification of RedEnvelope’s directors, officers, employees and other agents to the maximum extent permitted by Delaware law. In addition, RedEnvelope has entered into Indemnification Agreements (Exhibits 10.1 and 10.3 hereto) with its officers and directors. The Underwriting Agreement (Exhibit 1.1) also provides for cross-indemnification among RedEnvelope and the underwriter with respect to certain matters, including matters arising under the Securities Act.

Item 15.	Recent Sales of Unregistered Securities

      During the last three years, we have issued unregistered securities to a limited number of persons, as described below. All share and per share amounts below have been adjusted to reflect the conversion of all outstanding preferred stock into common stock. The share and per share amounts below have been adjusted to reflect the 1 for 11.71 reverse stock split to be effected prior to completion of this offering.

1. In July 2000, RedEnvelope issued and sold an aggregate of 1,270,092 shares of its Series E preferred stock to 30 accredited investors at a per share price of $23.187 for an aggregate cash consideration of $29,449,991, which will convert into 1,615,519 shares of common stock in connection with this offering. This issuance was exempt from registration under the Securities Act pursuant to Section 4(2) thereof on the basis that the transaction did not involve a public offering.

2. In August 2000, RedEnvelope issued and sold an aggregate of 163,883 shares of its Series E preferred stock to three accredited investors at a per share price of $23.187 for an aggregate cash consideration of $3,799,998, which will convert into 208,453 shares of common stock in connection with this offering. This issuance was exempt from registration under the Securities Act pursuant to Section 4(2) thereof on the basis that the transaction did not involve a public offering.

3. In September 2000, RedEnvelope issued and sold an aggregate of 32,345 shares of its Series E preferred stock to one accredited investor at a per share price of $23.187 for a cash consideration of $750,000, which will convert into 41,142 shares of common stock in connection with this offering. This issuance was exempt from registration under the Securities Act pursuant to Section 4(2) thereof on the basis that the transaction did not involve a public offering.

4. In March 2001, September 2001, May 2002, December 2002 and March 2003, RedEnvelope issued and sold an aggregate of 27,061 shares of its Series E preferred stock to Experian Marketing Solutions, Inc. at a per share price of $23.187 in satisfaction of its payment obligations under a commercial partnership agreement for an aggregate consideration of $627,519, which will convert into 34,421 shares of common stock in connection with this offering.

5. In February 2002, RedEnvelope issued a warrant to purchase 791 shares of common stock to Comdisco, Inc. at a per share exercise price of $56.8286 for an aggregate exercise price of $44,997.02 in connection with an equipment lease line. This issuance was exempt from registration under the Securities Act pursuant to Section 4(2) thereof on the basis that the transaction did not involve a public offering.

6. In November 2001, RedEnvelope issued a warrant to purchase 21,349 shares of Series F preferred stock convertible into 21,105 shares of common stock to Camelot Ventures LLC at a per share price of $7.4719 for an aggregate exercise price of $159,520.00 in connection with an equipment lease line. This issuance was exempt from registration under the Securities Act pursuant to Section 4(2) thereof on the basis that the transaction did not involve a public offering.

7. In April 2002, RedEnvelope issued and sold an aggregate of 1,824,815 shares of its Series F preferred stock to 46 accredited investors at a per share price of $7.4719 for an aggregate cash consideration of $13,635,033, which will convert into 1,803,926 shares of common stock in connection with this offering. This issuance was exempt from registration under the Securities Act pursuant to Section 4(2) thereof on the basis that the transaction did not involve a public offering.

8. In August 2002, RedEnvelope issued and sold an aggregate of 14,481 shares of its Series F preferred stock to three accredited investors at a per share price of $7.4719 for an aggregate cash consideration of $108,214, which will convert into 14,315 shares of common stock in connection with this offering. This issuance was exempt from registration under the Securities Act pursuant to Section 4(2) thereof on the basis that the transaction did not involve a public offering.

9. In September 2002, RedEnvelope issued a warrant to purchase 20,075 shares of Series F preferred stock convertible into 19,845 shares of common stock to Lighthouse Capital Partners III, L.P. at a per share price of $7.4719 for an aggregate exercise price of $149,999.84 in connection with a working capital credit line. This issuance was exempt from registration under the Securities Act pursuant to Section 4(2) thereof on the basis that the transaction did not involve a public offering.

10. In October 2002, RedEnvelope issued a warrant to purchase 20,075 shares of Series F preferred stock convertible into 19,845 shares of common stock to Lighthouse Capital Partners III, L.P. at a per share price of $7.4719 for an aggregate exercise price of $149,999.84 in connection with a working capital credit line. This issuance was exempt from registration under the Securities Act pursuant to Section 4(2) thereof on the basis that the transaction did not involve a public offering.

11. From July 1, 2000 through June 29, 2003, RedEnvelope has granted options to purchase an aggregate of 1,183,616 shares of its common stock with a weighted average price of $3.02 per share to a number of employees and directors of, and consultants to, RedEnvelope for an aggregate exercise price of $3,575,824.15. These transactions were exempt from registration under the Securities Act pursuant to Rule 701 promulgated under Section 3(b) thereof on the basis that the transactions were pursuant to a compensation benefit plan and contracts relating to employment or pursuant to Section 4(2) thereof on the basis that the transactions did not involve a public offering.

      The recipients of securities in each transaction listed above represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and warrants issued in such transactions. All recipients had adequate access to information about RedEnvelope, through their relationships with RedEnvelope or their comprehensive review of RedEnvelope and discussions with its officers. None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering.

Item 16.	Exhibits and Financial Statement Schedules

      (a) Exhibits

Number	Description

1.1*	Form of Underwriting Agreement.
3.1*	Amended and Restated Certificate of Incorporation of RedEnvelope currently in effect.
3.2*	Form of Amended and Restated Certificate of Incorporation of RedEnvelope to be in effect after the closing of the offering made pursuant to this Registration Statement.
3.3*	Amended and Restated Bylaws of RedEnvelope currently in effect.
3.4*	Form of Amended and Restated Bylaws of RedEnvelope to be in effect after the closing of the offering made pursuant to this Registration Statement.
3.5*	Form of Amended and Restated Certificate of Incorporation of RedEnvelope to be in effect prior to the effectiveness of this Registration Statement.
4.1*	Specimen stock certificate for RedEnvelope’s common stock.
4.2*	Amended and Restated Investors’ Rights Agreement dated April 17, 2002 between RedEnvelope and certain investors.
4.3*	Omnibus Amendment to Investors’ Rights Agreement, Right of First Refusal and Co-Sale Agreement and Voting Agreement dated May 29, 2003 between RedEnvelope and certain investors.
4.4*	Common Stock Purchase Warrant dated March 9, 2000 issued to Lighthouse Capital Partners III, L.P.
4.5*	Series F Preferred Stock Purchase Warrant dated September 6, 2002 issued to Lighthouse Capital Partners III, L.P.
4.6*	Series F Preferred Stock Purchase Warrant dated October 15, 2002 issued to Lighthouse Capital Partners III, L.P.
4.7*	Warrant Purchase Agreement dated November 13, 2001 between RedEnvelope and Camelot Ventures, LLC.
4.8*	Preferred Stock Purchase Warrant dated November 13, 2002 issued to Camelot Ventures, LLC.
4.9*	Warrant Agreement dated February 10, 2000 issued to Comdisco, Inc.
5.1*	Opinion of Venture Law Group, A Professional Corporation.
10.1*	Form of Indemnification Agreement between RedEnvelope and each of its officers and directors.
10.2*	Series F Preferred Stock Purchase Agreement dated April 17, 2002 between RedEnvelope and certain investors.
10.3	Amended and Restated Investors’ Rights Agreement dated April 17, 2002 between RedEnvelope and certain investors (filed as Exhibit 4.2).

Number	Description

10.4*	Amended and Restated Right of First Refusal and Co-Sale Agreement dated April 17, 2002 between RedEnvelope and certain investors.
10.5*	Amended and Restated Voting Agreement dated April 17, 2002 between RedEnvelope and certain investors.
10.6	Omnibus Amendment to Investors’ Rights Agreement, Right of First Refusal and Co-Sale Agreement and Voting Agreement dated May 29, 2003 between RedEnvelope and certain investors (filed as Exhibit 4.3).
10.7*	Office Lease dated September 1, 1999 between RedEnvelope and the Equitable Life Assurance Society of the United States.
10.8*	Assignment of Lease dated April 18, 2000 between RedEnvelope and Mission Valley Christian Fellowship of San Diego.
10.9*	Assignment of Lease dated April 18, 2000 between RedEnvelope and Mission Valley Christian Fellowship of San Diego.
10.10*	Lease dated March 28, 2000 between RedEnvelope and Four Amigos.
10.11*	Sublease Agreement dated June 18, 2002 between 3PF.Com, Inc. and RedEnvelope.
10.12*	Offer Letter to Alison May dated March 12, 2002.
10.13*	Indemnification Agreement between RedEnvelope and Alison May dated April 8, 2002
10.14*	Offer Letter to Hilary Billings dated April 10, 2002.
10.15*	Promissory Note issued by Hilary Billings, dated July 21, 1999.
10.16*	Promissory Note issued by Hilary Billings dated July 21, 1999.
10.17*	Amendment to Promissory Notes issued by Hilary Billings dated May 21, 2002.
10.18*	Offer Letter to Pamela Knox dated May 20, 2003.
10.19*	Offer Letter to John Roberts dated February 18, 2003.
10.20*	1999 Stock Plan, as amended on April 11, 2003, and form agreements thereunder.
10.21*	2003 Directors’ Stock Option Plan and form agreements thereunder.
10.22*	2003 Employee Stock Purchase Plan and form agreements thereunder.
10.23*	Transition Agreement and Release dated September 26, 2001 between RedEnvelope and Martin McClanan.
10.24*	Amendment to Transition Agreement and Release dated February 26, 2002 between RedEnvelope and Martin McClanan.
10.25*	Second Amendment to Transition Agreement and Release dated May 14, 2002 between RedEnvelope and Martin McClanan.
10.26*	Transition Agreement and Release between RedEnvelope and Christopher Cunningham dated August 22, 2002.
10.27†*	Servicing, Warehousing & Distribution Agreement dated October 1, 2001 between RedEnvelope and 3PF, Inc.
10.28†*	Amendment No. 1 to Servicing, Warehousing and Distribution Agreement dated June 18, 2002 between RedEnvelope and 3PF.com, Inc.
10.29†*	Microsoft Corporation/Web TV Shopping Insertion Order dated September 15, 2000 between RedEnvelope and Microsoft Corporation.
10.30†*	Amendment to Microsoft Corporation/Web TV Shopping Insertion Order between RedEnvelope and Microsoft Corporation dated September 24, 2001.
10.31†*	Amendment Number 2 to Microsoft Corporation/Web TV Shopping Insertion Order between RedEnvelope and Microsoft Corporation dated August 1, 2002.

Number	Description

10.32†*	Revolving Credit and Security Agreement dated June 13, 2003 between RedEnvelope and CapitalSource Finance, LLC.
10.33†*	Internet Data Center Services Agreement dated October 23, 1998 between RedEnvelope and Exodus Communications, Inc.
23.1	Independent Auditors’ Consent.
23.2	Consent of Counsel (included in Exhibit 5.1).
24.1*	Power of Attorney.

*	Filed Previously.

**	To be filed by amendment.

†	Material has been omitted pursuant to a request for confidential treatment. Omitted portions have been filed separately with the Securities and Exchange Commission.

      (b)     Financial Statement Schedules

      Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17.	Undertakings

      The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

      The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the undersigned Registrant has duly caused this Amendment No. 8 to the Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Francisco, State of California on September 24, 2003.

REDENVELOPE, INC.

By:	/s/ ALISON L. MAY

Alison L. May
President and Chief Executive Officer

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature		Title	Date

/s/ ALISON L. MAY Alison L. May		President, Chief Executive Officer and Director	September 24, 2003

/s/ ERIC C. WONG Eric C. Wong		Chief Financial Officer and Secretary	September 24, 2003

* Hilary Billings		Brand Strategist and Director	September 24, 2003

* Michael Dunn		Director	September 24, 2003

* Scott Galloway		Director	September 24, 2003

* Charles Heilbronn		Director	September 24, 2003

* Jacqueline Macdonald		Director	September 24, 2003

* Michael Moritz		Director	September 24, 2003

* Daniel R. Lyle		Director	September 24, 2003

*By:	/s/ ERIC C. WONG Eric C. Wong Attorney-in-fact		September 24, 2003

EXHIBIT INDEX

Number	Description

1.1*	Form of Underwriting Agreement.
3.1*	Amended and Restated Certificate of Incorporation of RedEnvelope currently in effect.
3.2*	Form of Amended and Restated Certificate of Incorporation of RedEnvelope to be in effect after the closing of the offering made pursuant to this Registration Statement.
3.3*	Amended and Restated Bylaws of RedEnvelope currently in effect.
3.4*	Form of Amended and Restated Bylaws of RedEnvelope to be in effect after the closing of the offering made pursuant to this Registration Statement.
3.5*	Form of Amended and Restated Certificate of Incorporation of RedEnvelope to be in effect prior to the effectiveness of this Registration Statement.
4.1*	Specimen stock certificate for RedEnvelope’s common stock.
4.2*	Amended and Restated Investors’ Rights Agreement dated April 17, 2002 between RedEnvelope and certain investors.
4.3*	Omnibus Amendment to Investors’ Rights Agreement, Right of First Refusal and Co-Sale Agreement and Voting Agreement dated May 29, 2003 between RedEnvelope and certain investors.
4.4*	Common Stock Purchase Warrant dated March 9, 2000 issued to Lighthouse Capital Partners III, L.P.
4.5*	Series F Preferred Stock Purchase Warrant dated September 6, 2002 issued to Lighthouse Capital Partners III, L.P.
4.6*	Series F Preferred Stock Purchase Warrant dated October 15, 2002 issued to Lighthouse Capital Partners III, L.P.
4.7*	Warrant Purchase Agreement dated November 13, 2001 between RedEnvelope and Camelot Ventures, LLC.
4.8*	Preferred Stock Purchase Warrant dated November 13, 2002 issued to Camelot Ventures, LLC.
4.9*	Warrant Agreement dated February 10, 2000 issued to Comdisco, Inc.
5.1*	Opinion of Venture Law Group, A Professional Corporation.
10.1*	Form of Indemnification Agreement between RedEnvelope and each of its officers and directors.
10.2*	Series F Preferred Stock Purchase Agreement dated April 17, 2002 between RedEnvelope and certain investors.
10.3	Amended and Restated Investors’ Rights Agreement dated April 17, 2002 between RedEnvelope and certain investors (filed as Exhibit 4.2).
10.4*	Amended and Restated Right of First Refusal and Co-Sale Agreement dated April 17, 2002 between RedEnvelope and certain investors.
10.5*	Amended and Restated Voting Agreement dated April 17, 2002 between RedEnvelope and certain investors.
10.6	Omnibus Amendment to Investors’ Rights Agreement, Right of First Refusal and Co-Sale Agreement and Voting Agreement dated May 29, 2003 between RedEnvelope and certain investors (filed as Exhibit 4.3).
10.7*	Office Lease dated September 1, 1999 between RedEnvelope and the Equitable Life Assurance Society of the United States.
10.8*	Assignment of Lease dated April 18, 2000 between RedEnvelope and Mission Valley Christian Fellowship of San Diego.
10.9*	Assignment of Lease dated April 18, 2000 between RedEnvelope and Mission Valley Christian Fellowship of San Diego.
10.10*	Lease dated March 28, 2000 between RedEnvelope and Four Amigos.

Number	Description

10.11*	Sublease Agreement dated June 18, 2002 between 3PF.Com, Inc. and RedEnvelope.
10.12*	Offer Letter to Alison May dated March 12, 2002.
10.13*	Indemnification Agreement between RedEnvelope and Alison May dated April 8, 2002
10.14*	Offer Letter to Hilary Billings dated April 10, 2002.
10.15*	Promissory Note issued by Hilary Billings, dated July 21, 1999.
10.16*	Promissory Note issued by Hilary Billings dated July 21, 1999.
10.17*	Amendment to Promissory Notes issued by Hilary Billings dated May 21, 2002.
10.18*	Offer Letter to Pamela Knox dated May 20, 2003.
10.19*	Offer Letter to John Roberts dated February 18, 2003.
10.20*	1999 Stock Plan, as amended on April 11, 2003, and form agreements thereunder.
10.21*	2003 Directors’ Stock Option Plan and form agreements thereunder.
10.22*	2003 Employee Stock Purchase Plan and form agreements thereunder.
10.23*	Transition Agreement and Release dated September 26, 2001 between RedEnvelope and Martin McClanan.
10.24*	Amendment to Transition Agreement and Release dated February 26, 2002 between RedEnvelope and Martin McClanan.
10.25*	Second Amendment to Transition Agreement and Release dated May 14, 2002 between RedEnvelope and Martin McClanan.
10.26*	Transition Agreement and Release between RedEnvelope and Christopher Cunningham dated August 22, 2002.
10.27†*	Servicing, Warehousing & Distribution Agreement dated October 1, 2001 between RedEnvelope and 3PF, Inc.
10.28†*	Amendment No. 1 to Servicing, Warehousing and Distribution Agreement dated June 18, 2002 between RedEnvelope and 3PF.com, Inc.
10.29†*	Microsoft Corporation/Web TV Shopping Insertion Order dated September 15, 2000 between RedEnvelope and Microsoft Corporation.
10.30†*	Amendment to Microsoft Corporation/Web TV Shopping Insertion Order between RedEnvelope and Microsoft Corporation dated September 24, 2001.
10.31†*	Amendment Number 2 to Microsoft Corporation/Web TV Shopping Insertion Order between RedEnvelope and Microsoft Corporation dated August 1, 2002.
10.32†*	Revolving Credit and Security Agreement dated June 13, 2003 between RedEnvelope and CapitalSource Finance LLC.
10.33†*	Internet Data Center Services Agreement dated October 23, 1998 between RedEnvelope and Exodus Communications, Inc.
23.1	Independent Auditors’ Consent.
23.2	Consent of Counsel (included in Exhibit 5.1).
24.1*	Power of Attorney.

*	Filed Previously

**	To be filed by amendment.

†	Material has been omitted pursuant to a request for confidential treatment. Omitted portions have been filed separately with the Securities and Exchange Commission.